Exhibit 99.1

******+

AMENDED AND RESTATED MASTER ACQUISITION AGREEMENT

DATED AS OF

3 MAY 2012

BY AND BETWEEN

NOKIA SIEMENS NETWORKS B.V.

- AND —

DRAGONWAVE INC.

- AND —

DRAGONWAVE S.A.R.L.

+  Redacted portions of this document indicate confidential information that has been redacted as permitted by securities laws in Canada and, in particular, Part 12 of National Instrument 51-102 - Continuous Disclosure Obligations.

TABLE OF CONTENTS

Amended and Restated Master Acquisition Agreement		1

Recitals		1

Agreement		1

Article 1 Transactions		1
1.1	Acquired Assets	1
1.2	Excluded Assets	3
1.3	Assumed Liabilities	4
1.4	Excluded Liabilities	5
1.5	Certain Transfers of Acquired Assets; Assumption of Liabilities	6

Article 2 Purchase Price; Closing		7
2.1	Purchase Price	7
2.2	******	9
2.3	Royalty to NSN for DragonWave Channel Sales	9
2.4	Initial Closing	9
2.5	Closing Deliveries at the Initial Closing	10
2.6	Chinese Closing	12
2.7	Indian Transactions	14

Article 3 Representations and Warranties of the Seller		16
3.1	Corporate Organization	16
3.2	Authorization	16
3.3	No Conflict	17
3.4	Financial Matters	17
3.5	Tax Matters	17
3.6	Assets	18
3.7	Sufficiency of the Acquired Assets	18
3.8	Intellectual Property	18
3.9	Legal Compliance	18
3.10	Permits	18
3.11	Material Contracts	18
3.12	Legal Proceedings	19
3.13	Contracts	20
3.14	Chinese Employees	20
3.15	Environmental Matters	21
3.16	Real Property	21
3.17	Customers and Suppliers	22
3.18	Brokers’ Fees	22
3.19	Warranties	22
3.20	Purchaser Securities	23
3.21	Equity Interest	23
3.22	US Private Placement	23
3.23	Disclaimer of Other Representations and Warranties	24
3.24	No Waiver	24

Article 4 Representations and Warranties of the Purchaser Group		24
4.1	Corporate Organization	24
4.2	Authorisation	25
4.3	No Conflict	25

4.4	Legal Proceedings	25
4.5	Brokers’ Fees	26
4.6	Adequacy of Funds	26
4.7	Authorised and Issued Share Capital	26
4.8	Public Record	26
4.9	Reporting Issuer Status and Securities Law Matters	26
4.10	No Approval	27
4.11	Listing	27
4.12	Disclaimer of Other Representations or Warranties	27
4.13	No Waiver	27

Article 5 Interim Period Covenants		27
5.1	Conduct of the Business	27
5.2	Indian Operations	29
5.3	Access to Information	29
5.4	Maintenance of Status and Listing	30
5.5	Confidentiality	30
5.6	Regulatory Filings	31
5.7	Consents	32
5.8	Satisfaction of Conditions Precedent	32
5.9	Seller Disclosure Schedule; Notification	32
5.10	Employment Procedures	33
5.11	Inventory	33
5.12	Financing Cooperation	33
5.13	No Shop	34
5.14	Tax Returns	34
5.15	Purchaser Group	35
5.16	Seller Group	35
5.17	Further Assurances	35

Article 6 Conditions Precedent to Closing		35
6.1	Conditions to the Obligations of the Seller	35
6.2	Conditions to the Obligations of the Purchaser	36

Article 7 Termination of Agreement		38
7.1	Termination	38
7.2	Effect of Termination	39
7.3	Termination Fee	39

Article 8 Indemnification		40
8.1	Indemnification by the Seller	40
8.2	Indemnification by the Purchaser	40
8.3	Claim Procedure	40
8.4	Survival of Representations, Warranties and Covenants; Survival Period	42
8.5	Limitations	43
8.6	Exclusive Remedy	46
8.7	Exercise of Remedies by Persons Other than the Parties	46

Article 9 Tax Matters		46
9.1	Liability and Indemnification for Taxes	46
9.2	Withholding Taxes	47
9.3	Allocation of Purchase Price	48
9.4	Tax Refunds and Tax Benefits	49

ii

9.5	Cooperation	49

Article 10 Other Agreements and Post-Closing Covenants		50
10.1	Further Assurances	50
10.2	Wrong Pocket	50
10.3	Cooperation; Records and Documents	50
10.4	Confidential Information	51
10.5	Assumed Contracts and Remaining Assets	52
10.6	Other Acquired Assets Not Transferred at Closing	53
10.7	Real Property Matters	53
10.8	Proration	54
10.9	Non-Competition	55
10.10	Non-Solicitation	56
10.11	Closing of Books	57
10.12	Finished Goods Inventory	57
10.13	Business Acquisition Report	57
10.14	Share Consideration Lock-Up	57
10.15	Parent Guarantees	58
10.16	****** OEM Relationship	58
10.17	******	58
10.18	******	58
10.19	Other Products	59
10.20	Revised Supply Chain Liabilities Schedule	59

Article 11 a Miscellaneous		59
11.1	Governing Laws; Forum; Disputes	59
11.2	Binding Effect and Assignment	60
11.3	Severability	60
11.4	Entire Agreement, Conflicting Provisions	60
11.5	Expenses	60
11.6	Amendment	60
11.7	Waiver	61
11.8	Notices	61
11.9	Construction of Agreement	62
11.10	No Joint Venture	63
11.11	Remedies Cumulative; Specific Performance	63
11.12	Third Party Rights	63
11.13	No Rescission	63
11.14	Counterparts	64

Exhibit A Definitions		65

Schedule 4.7 DragonWave Capitalization Table		1

[Exhibits B to S are not required to be filed under National Instrument 51-102]

[Schedules 1.4(f) to 10.13 (other than Schedule 4.7) have been deleted as confidential information]

iii

AMENDED AND RESTATED MASTER ACQUISITION AGREEMENT

THIS AMENDED AND RESTATED MASTER ACQUISITION AGREEMENT (this “Agreement”) is entered into on 3 May 2012, by and between Nokia Siemens Networks B.V., a Dutch company with a registered office at Werner von Siemestraat 7, 2712PN Zoetermeer, the Netherlands (the “Seller”) and DragonWave Inc., a Canadian corporation with a registered office at 411 Legget Drive, Ottawa, Ontario, Canada (“DragonWave”) and DragonWave S.à.r.l., a société à responsabilité limitée formed under the Laws of Luxembourg having a registered office at 9B Boulevard Prince Henri, L-1724 Luxembourg (the “Purchaser”). This Agreement amends and restates the Master Acquisition Agreement entered into on 4 November 2011 (the “Prior Agreement”), by and between the Seller, DragonWave and the Purchaser. Certain other capitalized terms used in this Agreement are defined in the appended Exhibit A.

RECITALS

WHEREAS the Seller Group desires to sell and transfer to the Purchaser Group and the Purchaser Group desires to acquire from the Seller Group, the Business, and in furtherance thereof, the Seller desires to sell and assign and cause the other members of the Seller Group to sell and assign, to the Purchaser, and the Purchaser desires to purchase and assume from the Seller Group, certain of the assets and liabilities of the Business on the terms and conditions hereinafter set forth; and

WHEREAS the parties agree that this Agreement supersedes and replaces the Prior Agreement in its entirety.

AGREEMENT

NOW THEREFORE, in consideration of the foregoing recitals, the mutual representations, warranties, covenants and agreements set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which the parties acknowledge, the parties agree as follows:

ARTICLE 1
TRANSACTIONS

1.1          Acquired Assets.

Upon the terms and subject to the conditions and exclusions set forth in this Agreement, the Seller agrees to (and, where applicable, to cause the other members of the Seller Group to) sell, convey, assign, transfer and deliver to the Purchaser, and the Purchaser agrees to (and, where applicable, to cause other members of the Purchaser Group to) purchase, acquire and accept from the Seller Group, all of the Seller Group’s, right, title and interest in the Business composed of the following assets (but not the Excluded Assets), free and clear of all Encumbrances (other than Permitted Encumbrances on the Acquired Assets, it being understood that any such Permitted Encumbrances that do not otherwise constitute Assumed Liabilities shall be Excluded Liabilities), as of the Effective Time (the “Acquired Assets”):

(a)           Rights Relating to Real Property. (i) The lease to the Kaike Premises which terminates on 31 December 2012 (the “Assumed Real Property Lease”); and (ii) subject to Section 10.7(b), all rights of the Seller Group in and to any Fixtures located at the real property subject to the Assumed Real Property Lease.

(b)           Personal Property Associated with the Business. The following tangible personal property and technology used in or necessary to the operation of the Business, and all interests therein (collectively, the “Business Personal Property”):

(i)            all office equipment, personal computers and IT equipment, communications equipment, furniture and furnishings that are used or held for use by employees of the Seller Group in Shanghai (China) exclusively in the Business (in each case, including rights, if any, in any of the foregoing purchased subject to any conditional sales or title retention agreement in favour of any other Person);

(ii)           the manufacturing assets located in Shanghai (China);

(iii)          the rights under Capital Lease Agreements pertaining to all manufacturing test equipment and all equipment and tools peripheral to the manufacturing process for the Products, including the SRI Leased Assets and the India Leased Assets, whether located at the premises of the Seller Group (including the manufacturing facilities in Chennai (India)) or at the Seller Group’s contract manufacturers;

(iv)          the rights under a Deferred Sale Agreement (the “China Deferred Sale Agreement”) to be made with NSN Technology (Beijing) Co, Ltd. pertaining to all research and development equipment located in Shanghai (China), used exclusively in the Business; and

(c)           Contracts. All rights under Contracts of the Seller Group (excluding real property leases which are covered under Section 1.1(a) but including any current or future purchase commitments pursuant to such Contracts as at the Initial Closing Date) to the extent, and only to the extent, those Contracts relate to the Business, whether existing as of the date hereof or entered into prior to the Applicable Closing Date in accordance with Section 5.1 (collectively, the “Assumed Contracts”).

(d)           Claims. To the extent transferable, all of the Seller Group’s rights, claims, credits, causes of action or rights of set-off against third Persons to the extent relating to or arising from the Acquired Assets or the Assumed Liabilities, including unliquidated rights under manufacturers’ and vendors’ warranties, rights to insurance proceeds payable on any Acquired Asset (to the extent not representing reimbursement of expenditure prior to the Applicable Closing by the Seller Group), and rights under indemnities and guarantees to the extent such claim arises pursuant to an Assumed Contract.

(e)           Inventory. All inventory of the Products in a finished condition suitable for sale to an end-customer and located at the Hubs as of the Initial Closing Date, comprising all finished products and orderable sub-modules (including, without limitation, antennae and cables, but not including components, raw materials, EMS/factory inventory or goods in transit to customers), as listed pursuant to Section 5.11 (collectively, the “Inventory”).

(f)            Intellectual Property. The Intellectual Property rights of the Seller Group to be transferred and/or licensed and/or disclosed to the Purchaser Group pursuant to the IP Agreement.

(g)           Business Records. To the extent transferable under applicable Law, all books, records, files and papers whether in hard copy or computer format, to the extent used in the Business or otherwise relating to the Acquired Assets, the Assumed Liabilities and the Products and including all manuals, data, supplier lists and reports, purchase correspondence, personnel and employment records, engineering drawings, notebooks and logbooks, and all original and duplicate copies of the foregoing (the “Business Records”).

(h)           Product Rights. The exclusive rights to make the Products, have such Products made by third parties, and market, sell and distribute those Products world-wide following the Initial Closing Date.

1.2          Excluded Assets.

Other than the Acquired Assets, the Purchaser expressly understands and agrees that all other assets and properties of the Seller Group will be excluded from the purchase and sale of assets pursuant to Section 1.1 and shall be retained by the Seller Group, including the following (collectively, the “Excluded Assets”):

(a)           Intellectual Property. All Intellectual Property rights of the Seller Group other than the rights of the Seller Group to be transferred and/or licensed and/or disclosed to the Purchaser pursuant to the IP Agreement or the Services Agreement.

(b)           Corporate Services. Unless rights to such services are permissible by Law and provided pursuant to the terms of the Transition Services Agreement, the Services Agreement or Section 2.6(b), all rights to receive administrative and corporate (overhead, shared and other) services and benefits of the kind provided to the Business by the Seller Group, either directly or indirectly through third-party service providers, prior to the Initial Closing Date, and all assets of the Seller Group related thereto; including (i) computer and information processing services, (ii) finance, accounting and payroll services, (iii) facilities management services (including environmental, health and safety), (iv) treasury services (including banking, insurance, administration, taxation and internal audit), (v) general and administrative services, (vi) executive and management services, (vii) legal services, (viii) human resources services, (ix) risk management services, (x) group purchasing services, (xi) corporate marketing, strategy and development services, (xii) corporate travel and aircraft services and (xiii) investor relations services.

(c)           Cash. All cash and cash equivalents (including certificates of deposit and marketable securities), bank accounts and lockboxes, investment accounts, corporate credit cards and other similar cash items of the Seller Group.

(d)           Tax Refunds. All claims, rights and interests of the members of the Seller Group and any of their respective Affiliates in and to any Tax refunds, credits or similar benefits attributable to any Excluded Taxes.

(e)           Contracts. Without limiting the rights of the Purchaser Group under Section 10.5, all rights under all Contracts of the Seller Group that are not an Assumed Contract.

(f)            Insurance. Any and all insurance policies, binders and claims and rights thereunder and proceeds thereof.

(g)           Corporate Documents. The corporate charter, seal, minute books, stock record books, and other similar documents relating to the organization, maintenance and existence of any member of the Seller Group other than the Business Records.

(h)           Affiliate Transactions. Any agreements, transactions, accounts, contracts, commitments or arrangements with other groups, sectors or Affiliates of the Seller.

(i)            Company and Product Name. Any trade name, trademark, service mark or logo using or incorporating the name “Nokia”, “Siemens”, “Nokia Siemens Networks”, “NSN” or any

derivations thereof, and all goodwill associated with the corporate name of any member of the Seller Group and any names of Products.

(j)            Other Rights. All assets and other rights relating to the Business other than the Acquired Assets sold or otherwise transferred or disposed of during the period from the date hereof through and including the Initial Closing Date, in any event strictly in accordance with the provisions hereof, and all rights arising under or relating to any Excluded Liability.

(k)           Claims. Any rights, claims, credits, causes of action or rights of set-off of the Seller and the Seller’s Affiliates against third Persons to the extent relating to or arising from the Excluded Assets or the Excluded Liabilities.

(l)            Security Deposits. Subject to Section 10.7, all security deposits made by a member of the Seller Group and held by a landlord with respect to the Assumed Real Property Lease.

(m)          Transaction Agreements and Records. All rights of the Seller Group under this Agreement and any Ancillary Agreement, and any records prepared in connection with the transfer of the Acquired Assets, including bids received from other Persons and analyses relating to the Business and the Acquired Assets prepared in connection with the transfer of the Acquired Assets that have not previously been shared with the Purchaser Group.

(n)           Accounts Receivable. All accounts receivable of the Seller (the “Accounts Receivable”) regardless of any transfer or assumption by operation of Law.

(o)           Real Property. All real property owned by the Seller.

(p)           Business Entities. All of the Seller Group’s ownership interests in any Business Entity.

(q)           Italian Business. All tangible personal property, inventory, technology, real estate, lease contract, R&D Contracts, and employee contracts relating to the operation of the Business in Italy.

1.3          Assumed Liabilities.

Upon the terms and subject to the conditions set forth in this Agreement and subject to the exclusions set forth in Section 1.4, the Purchaser agrees to assume and agrees to pay, perform and discharge when due, the following Liabilities of the Seller Group (other than the Excluded Liabilities) as of the Effective Time (the “Assumed Liabilities”):

(a)           Contracts. All Liabilities of the Seller Group arising after the Effective Time under the Assumed Contracts and the Assumed Real Property Lease, except for any purchase commitment that becomes an accounts payable prior to the Initial Closing Date; such purchase commitments shall not be an Assumed Liability.

(b)           Intellectual Property. All Liabilities with respect to Intellectual Property assumed by the Purchaser pursuant to the IP Agreement.

(c)           Employment. All employee related Liabilities for the Chinese Transferred Employees arising after the Effective Time (the “Employee Related Liabilities”).

1.4          Excluded Liabilities.

The Purchaser is assuming only the Assumed Liabilities and is not assuming any other Liability of the Seller, the Seller Group, any of their respective Affiliates (including any predecessor of the Seller, the Seller Group or any of their respective Affiliates or any prior owner of all or part of their respective businesses and assets) of whatever nature, whether presently in existence or arising hereafter, or any or all of the following Liabilities of the Seller Group or its Affiliates (the “Excluded Liabilities”):

(a)           Excluded Taxes. All Liabilities for Taxes arising from or otherwise related to the Business or the Acquired Assets prior to the Initial Closing Date (“Excluded Taxes”). For the avoidance of doubt, the Purchaser shall be responsible for all Transfer Taxes relating to the Transactions in accordance with Section 9.1(d).

(b)           Claims. All Liabilities arising from the operation of the Business up to and including the Initial Closing Date, including, but not limited to: (i) Intellectual Property, product liability claims and warranty claims arising from the sale of Products directly or indirectly sold by the Seller Group on or before the Initial Closing Date, including for epidemic failure as defined by the end-user of any network or system due to latent defects in any and all Products designed by the Seller Group and sold by the Seller Group on or before the Initial Closing Date and (ii) Liabilities arising from breaches that occurred prior to the Applicable Closing under the Assumed Contracts or the Assumed Real Property Lease.

(c)           Indebtedness. All Liabilities of the Seller Group in respect of indebtedness for borrowed money regardless of any transfer by operation of Law. All Liabilities under factoring arrangements.

(d)           Excluded Assets. All Liabilities arising out of or related to any Excluded Asset.

(e)           Contracts. All of the following Liabilities are Excluded Liabilities:

(i)            All Liabilities incurred prior to the Initial Closing Date under any Assumed Contract, other than:

A.            purchase commitments to contract manufacturers related exclusively to the Business entered into prior to the date of this Agreement that are listed on the Revised Supply Chain Liabilities Schedule; and

B.            purchase commitments entered into after the date of this Agreement in accordance with Section 5.1(n).

For greater certainty, any conflict between Sections 1.4(e)(i) and 1.4(f) shall be resolved in favour of Section 1.4(f) and be an Excluded Liability.

(ii)           All Liabilities under any Contract of the kind described in subsections 3.11(a)(i) to 3.11(a)(vi) (Material Contracts), inclusively, that is not expressly listed in Section 3.11 of the Seller Disclosure Schedule.

(iii)          All Liabilities and future purchase commitments as of the Initial Closing Date: (i) under any and all R&D Contracts to the extent those current and future commitments exceed US$****** in the aggregate over the remaining life of such Contracts; or (ii) under any other Assumed Contract not specifically disclosed in

Schedule 3.11 to the extent that current and future purchase commitments exceed US$****** in the aggregate over the remaining life of such Contracts. [Amounts redacted]

(f)            Supply Chain Liabilities. Notwithstanding any exception contained in 1.4(e)(i), that proportion of any line item in the Revised Supply Chain Liabilities Schedule that is greater than 5% of the corresponding line item in the list of supply chain liabilities set forth in Schedule 1.4(f) hereof.

(g)           Employees. All employee related Liabilities which are not expressly assumed by the Purchaser or a member of the Purchaser Group under this Agreement, including without limitation: (i) any and all Liabilities related to any employees of any member of the Seller Group in Italy or elsewhere, other than the Chinese Transferred Employees and other than up to three individuals outside of Italy employed by the Purchaser Group after the Initial Closing Date and (ii) all Liabilities for termination payment or other employee remedies such as mandatory reinstatement resulting from any wrongful characterization of employees as independent contractors. For the avoidance of doubt, employee related Liabilities arising out of or in connection with any act or omission of the Purchaser or a member of the Purchaser Group in relation to the Chinese Transferred Employees after the Chinese Closing Date shall not constitute “Excluded Liabilities” and shall be the sole responsibility of the Purchaser.

(h)           Litigation. All Liabilities in respect of any Legal Proceeding arising from or otherwise related to the Business or the Acquired Assets on or before the Initial Closing Date.

(i)            Intellectual Property. All Liabilities not expressly assumed by the Purchaser pursuant to this Agreement or the IP Agreement with respect to Intellectual Property matters.

(j)            Deles Group. All Liabilities related to the Contract with the Deles Group or its personnel, regardless of any transfer or assumption by operation of Law.

(k)           Windriver. All Liabilities related to use of the software and other materials of Windriver by the Seller (and/or its Affiliates), and specifically, Liabilities with respect to Intellectual Property licensed from Windriver in relation to the FlexiPacket product.

1.5          Certain Transfers of Acquired Assets; Assumption of Liabilities.

The Acquired Assets will be sold, conveyed, transferred, assigned and delivered and the Assumed Liabilities will be assumed, pursuant to transfer and assumption agreements and such other instruments in such form as may be necessary or appropriate to effect a conveyance of the Acquired Assets and an assumption of the Assumed Liabilities, in the jurisdictions in which such transfers are to be made. Such transfer and assumption agreements will be prepared by the parties and will include the following:

(a)           the IP Agreement;

(b)           local asset transfer agreements for each jurisdiction in which Acquired Assets or Assumed Liabilities are located (collectively, the “Local Asset Transfer Agreements”), with only such deviations therefrom as are required by applicable local Law, provided that if local Law conflicts with the provisions of this Agreement, then this Agreement will prevail; and

(c)           such other instruments and agreements as may be required to effect the purchase and assignment and assumption of the Acquired Assets and the Assumed Liabilities and will be executed on the Applicable Closing Date by any member of the Seller Group, as appropriate, and the Purchaser or another member of the Purchaser Group, as appropriate.

ARTICLE 2
PURCHASE PRICE; CLOSING

2.1          Purchase Price.

(a)           Total Purchase Price. The aggregate purchase price for the Acquired Assets payable by the Purchaser to the Seller will consist of (i) the Closing Cash Consideration, (ii) the Excess Roosendaal Inventory Consideration, if any, (iii) the Excess India Inventory Consideration, if any, (iv) the Share Consideration, and (v) assumption by the Purchaser of the Assumed Liabilities at the Applicable Closing; all as set forth in this Agreement (collectively, the “Purchase Price”).

(b)           Closing Cash Consideration. Subject to the adjustments provided in Sections 2.1(c) and 2.6(g), the Purchaser will pay to the Seller, or as the Seller may otherwise direct, on the Initial Closing Date, the amount of €******, which amount includes the Indian Inventory Deposit (defined below) and the Chinese Cash Consideration (defined below). The amount payable pursuant to the foregoing sentence is referred to herein as the “Closing Cash Consideration” and will be paid in Euros in immediately available funds on the Initial Closing Date. [Net estimated cash consideration to be paid at the Initial Closing by DragonWave is set forth in the press release issued by DragonWave on 3 May 2012]

(c)           Adjustments to Closing Cash Consideration. The Closing Cash Consideration shall be subject to adjustment as follows:

(i)            if and to the extent that the Roosendaal Inventory has a Final Roosendaal Inventory Value (calculated at the Initial Closing Date in accordance with IFRS and Section 5.11 (Inventory)) of less than €******, then the Closing Cash Consideration shall be reduced by an amount (expressed in Euros) equal to such deficiency in Final Roosendaal Inventory Value below €******;

(ii)           if and to the extent that the Roosendaal Inventory has a Final Roosendaal Inventory Value (calculated at the Initial Closing Date in accordance with IFRS and Section 5.11 (Inventory)) of more than €******, then the Closing Cash Consideration shall be increased by an amount (expressed in Euros) equal to such excess in the Final Roosendaal Inventory Value above €****** (the “Excess Roosendaal Inventory Consideration”); provided, however, that if the Excess Roosendaal Inventory Consideration exceeds €******, the Excess Roosendaal Inventory Consideration shall not be payable by the Purchaser to the Seller until 45 days after the Initial Closing Date;

(iii)          if and to the extent that the Indian Inventory has a Final Indian Inventory Value (calculated at the Indian Inventory Closing Date in accordance with IFRS and Section 5.11 (Inventory)) of less than €******, then the Closing Cash Consideration shall be reduced by an amount (expressed in Euros) equal to such deficiency in the Final Indian Inventory Value below €******; and

(iv)          if and to the extent that the Indian Inventory has an Final Indian Inventory Value (calculated at the Indian Inventory Closing Date in accordance with IFRS and Section 5.11 (Inventory)) of more than €******, then the Closing Cash Consideration shall be increased by an amount (expressed in Euros) equal to such excess in the Final Indian Inventory Value above €****** (the “Excess Indian Inventory Consideration”); provided, however, that if the Excess Indian

Inventory Consideration exceeds €******, the Excess Indian Inventory Consideration shall not be payable by the Purchaser to the Seller until 45 days after the date of the Indian Inventory Closing. [Inventory values redacted]

On the Initial Closing Date, such amount of the Closing Cash Consideration as is equal to the Preliminary Indian Inventory Value (“Indian Inventory Deposit”) shall be deemed to represent a payment by the Purchaser to the Seller on account of DragonWave India’s obligation to procure the purchase of the Indian Inventory on the Indian Inventory Closing pursuant to this paragraph and Section 2.7. For the avoidance of doubt, title to the Indian Inventory shall remain with NSN India until the Indian Inventory Closing. On the Indian Inventory Closing, DragonWave India shall purchase the Indian Inventory from NSN India. The amount payable shall be the amount calculated in accordance with Section 2.1(c)(iii) and 2.1(c)(iv) less the Indian Inventory Deposit (provided that in circumstances where Section 2.7(a)(ii) applies, payment shall be made by DragonWave India to NSN India in Rupees calculated with reference to the closing mid-point Euro/Indian Rupee spot rate applicable at close of business on the Business Day prior to the date on which payment is due). If the Indian Inventory Deposit exceeds the amount calculated in accordance with Section 2.1(c)(iii) and 2.1(c)(iv), the excess amount shall be immediately refunded to DragonWave India without deduction or set-off.

For the purposes of this Section 2.1(c):

A.            “Inventory Value” means the value of the relevant Inventory measured at the lesser of Cost and Net Realizable Value, where “Cost” means all costs of purchase, costs of conversion and other costs incurred to bring such Inventory to its present location and condition and will be determined by an inventory count to be jointly conducted by representatives of the Seller and Purchaser in the manner set forth in Section 5.11 (Inventory).

B.            “Net Realizable Value” means the estimated selling price of such Inventory in the Ordinary Course of business less the estimated costs of completion of such Inventory and the estimated costs necessary to sell such inventory based on and consistent with the Seller’s costs prior to the Initial Closing Date.

(d)           Share Consideration

(i)            Subject to Section 2.1(d)(ii), on the Initial Closing Date, the Purchaser will issue and deliver to the Seller, or as the Seller may otherwise direct, an amount of DragonWave Common Shares (or a note of DragonWave which will be automatically converted in accordance with its terms into DragonWave Common Shares upon transfer to the Seller in a form reasonably acceptable to the parties) with an aggregate FMV of €5,000,000 as of two trading days prior to the Initial Closing Date (the “Share Consideration”). Subject to applicable stock exchange rules, “FMV” will be determined by calculating the volume weighted average price of one DragonWave Common Share on the Toronto Stock Exchange for the five trading day period ending on the date which is two trading days prior to the Initial Closing Date, which will be converted into Euros with reference to the closing mid-point Euro/Canadian Dollar average spot rate applicable for such five trading day period.

(ii)           Notwithstanding Section 2.1(d)(i), the maximum number of DragonWave Common Shares (or a note of DragonWave which will be automatically converted in accordance with its terms into DragonWave Common Shares upon transfer to the Seller) that the Purchaser will be obligated to issue and deliver to the Seller on the Initial Closing Date, in partial payment of the Purchase Price, shall not exceed 20% of the DragonWave Common Shares which are outstanding, on a non-diluted basis, as of the date hereof. If as a result of such limitation the number of DragonWave Common Shares that the Purchaser is obligated to issue and deliver to the Seller, or as the Seller may otherwise direct (either directly or on conversion of the aforementioned note) has an aggregate FMV of less than €5,000,000 as of two trading days prior to the Initial Closing Date, the Closing Cash Consideration will be increased by an amount (expressed in Euros) equal to the difference between €5,000,000 and the aggregate FMV of said DragonWave Common Shares.

2.2          ******

(a)           ******

(b)           ******

(c)           ******

2.3          Royalty to NSN for DragonWave Channel Sales

During the period commencing on the Initial Closing Date and ending on that date which is 18 months after the Initial Closing Date, the Seller will earn and the Purchaser will pay a royalty equal to ******% of the direct or indirect Net Sales of the Products (as re-branded by the Purchaser) by the Purchaser Group to any of the Specified NSN Customers (the “Product Royalty”). For avoidance of doubt: (i) Net Sales excludes any sales by the Purchaser Group to NSN, whether pursuant to the Strategic Supply and Technology Agreement or otherwise, and (ii) Net Sales excludes hardware maintenance services, software maintenance services, extended warranties or paid support services provided by any member of the Purchaser Group but includes software upgrades. The Product Royalty will be calculated by the Purchaser at the end of each fiscal quarter of the Purchaser and paid to NSN within 30 days of the end of such fiscal quarter. [Product Royalty percentage redacted]

2.4          Initial Closing.

(a)           Subject to Section 2.6 (Chinese Closing) and Section 2.7 (Indian Transactions), the completion of the sale and purchase transactions contemplated by this Agreement and the Ancillary Agreements (the “Transactions”) will take place at 7:00 a.m. (Ottawa time) on the first NSN Period Cut-off Date falling five Business Days after all the conditions precedent to Closing listed in Article 6 are satisfied or waived (the date so determined being referred to herein as the “Initial Closing Date”); or at such other place, on such other date and at such other time as the Seller and the Purchaser may agree in writing. The Seller and the Purchaser will make Reasonable Efforts to arrange for the Initial Closing Date to occur on 1 June 2012. The effective time of the Initial Closing Date for tax, operational and all other matters will be deemed to be 11:59 p.m. (local time) in each jurisdiction involved in the Initial Closing. Schedule 2.2(a) sets out a list of NSN Period Cut-Off Dates.

(b)           The Capital Lease Agreement with respect to the SRI Leased Assets (the “SRI Capital Lease Agreement”) is set out in Exhibit B. The SRI Capital Lease Agreement contains a draft

Schedule “A” that lists the net book value and the monthly depreciation amount of the SRI Leased Assets as at 1 June 2012. On the signing of the SRI Capital Lease Agreement, Schedule “A” to such agreement shall be updated to reflect the net book value of the SRI Leased Assets as at the Initial Closing, such that “Rent” as defined therein is based on monthly depreciation measured from the Initial Closing, and for greater certainty, “Rent” shall not include any payment in respect of any month prior to the Initial Closing and the remaining book value shall be calculated to reflect the termination of the SRI Capital Lease Agreement by no later than 24 months from the Initial Closing Date. Such updating shall be performed on an accounting basis consistent with the accounting basis set forth in the draft Schedule “A” contained in the SRI Capital Lease Agreement.

2.5          Closing Deliveries at the Initial Closing.

At the Initial Closing, the following actions shall take place, all of which shall be deemed to have occurred simultaneously, and no action shall be deemed to have been completed or any document delivered until all such actions have been completed and all required documents delivered, unless waived by the relevant party for whose benefit such action should have been completed or such document should have been delivered:

(a)           The Seller will deliver, or will cause to be delivered, to the Purchaser all instruments, duly executed, or other items which are required by the terms hereof to be delivered at the Initial Closing, including:

(i)            the Services Agreement;

(ii)           the SRI Capital Lease Agreement;

(iii)          the Transition Services Agreement;

(iv)          the IP Agreement;

(v)           the Assumed Real Property Lease;

(vi)          the Manufacturing Agreement;

(vii)         the Chinese Interim Services Agreement;

(viii)        the Shareholder Patent Licenses;

(ix)          the Strategic Supply and Technology Agreement;

(x)           the SSTA Side Letter;

(xi)          the various instruments of assignment, reflecting the relevant member of the Purchaser Group as the assignee, and other documents referred to in the IP Agreement;

(xii)         a certificate signed by an officer of the Seller as required by Section 6.2(g);

(xiii)        a bill of sale in the form set out in Exhibit F between Nokia Siemens Networks Oy and the Purchaser relating to the Inventory located at the Hub in Roosendaal (Netherlands), which shall be subject only to such updates to its schedule required pursuant to the inventory count contemplated by Section 5.11(b); and

(xiv)        all such other bills of sale, special or limited warranty deeds, assignments and other good and sufficient instruments of assignment, transfer or conveyance as the Purchaser and its counsel shall deem reasonably necessary to evidence and effect the sale, transfer, assignment, conveyance and delivery of all of the Seller Group’s right, title and interest in, to and under the Acquired Assets to the Purchaser and to put the Purchaser in actual possession or control of the Acquired Assets.

(b)           The Purchaser will deliver, or will cause to be delivered, to the Seller all instruments, duly executed, or other items which are required by the terms hereof to be delivered at the Initial Closing, including:

(i)            the Services Agreement;

(ii)           the SRI Capital Lease Agreement;

(iii)          the Closing Cash Consideration, by wire transfer of immediately available funds to an account to be designated by the Seller, such designation to occur no later than two Business Days prior to the Initial Closing Date;

(iv)          the Share Consideration, including a certificate representing the Share Consideration;

(v)           the Transition Services Agreement;

(vi)          the IP Agreement;

(vii)         the Assumed Real Property Lease;

(viii)        the Manufacturing Agreement;

(ix)          the China Interim Services Agreement;

(x)           the Strategic Supply and Technology Agreement;

(xi)          the SSTA Side Letter;

(xii)         an opinion of counsel to the Purchaser in respect of the issuance and tradability of the DragonWave Common Shares comprising the Share Consideration;

(xiii)        the various instruments of assignment, reflecting a member of the Purchaser Group as the assignee, and other documents referred to in the IP Agreement;

(xiv)        a bill of sale in the form set out in Exhibit F between Nokia Siemens Networks Oy and the Purchaser relating to the Inventory located at the Hub in Roosendaal (Netherlands), which shall be subject only to such updates to its schedule required pursuant to the inventory count contemplated by Section 5.11(b);

(xv)         all such other deeds, assumptions and other good and sufficient instruments of conveyance and assumption as the Seller and its counsel shall deem reasonably necessary for the assumption of the Assumed Liabilities or to vest in a member of the Purchaser Group all of the Seller Group’s right, title and interest in, to and under the Acquired Assets;

(xvi)        a certificate signed by an officer of the Purchaser as required by Section 6.1(g) (Officer’s Certificate); and

(xvii)       the Shareholder Patent Licenses.

2.6          Chinese Closing.

(a)           The Chinese Closing shall take place at the offices of the Seller at 7:00 a.m. (Shanghai time) on the first NSN Period Cut-off Date falling five Business Days after all the conditions precedent to the Chinese Closing (the “Chinese Closing Date”) listed in Section 2.6(c) are satisfied, deemed satisfied or waived, or at such other place, on such other date and at such other time as the Seller and the Purchaser may agree in writing. The effective time of the Chinese Closing for tax, operational and all other matters shall be deemed to be 11:59 p.m. (local time) on the Chinese Closing Date.

(b)           On the Initial Closing Date, Nokia Siemens Networks Oy and the Purchaser will enter into the Chinese Interim Services Agreement, the form of which is attached as Exhibit H hereto, with respect to the operation of the Acquired Assets and the discharge of the Assumed Liabilities relating to operations in China (the “Chinese Operations”) such that the economic benefits and burdens (including risk of loss) of the Chinese Operations are enjoyed and borne by the Purchaser Group until the Chinese Closing. After the Initial Closing, the parties will perfect the conveyance of the Chinese Operations to the Purchaser Group (the “Chinese Closing”). The indemnification and other provisions in this Agreement which relate to Assumed Liabilities and Acquired Assets shall apply to the Chinese Operations during the term of the Chinese Interim Services Agreement as if the Chinese Closing had occurred in respect of the Chinese Operations.

(c)           The Chinese Closing shall be conditional on:

(i)            (A) completion of the Chinese Incorporation by the Purchaser; (B) procurement by such entity of a business licence in China with business scope sufficient for it to legally complete the Chinese Closing; and (C) receipt by such entity of its registered capital;

(ii)           the Seller procuring at its own cost that the China Deferred Sale Assets are released from any bonding arrangements;

(iii)          to the extent Chinese Closing takes place prior to 31 December 2012, the landlord having given its consent for the Kaike Sublease on terms reasonably satisfactory to the Seller and the Purchaser;

(iv)          payment of an amount equal to the Chinese Cash Consideration by Seller to Purchaser in Renminbi currency; and

(v)           payment of the Chinese Cash Consideration by the Seller to NSN Shanghai in Renminbi currency.

(d)           The parties agree to use Reasonable Efforts to satisfy or cause to be satisfied all the conditions in Section 2.6(c). The Seller has been advised that debonding of the China Deferred Sale Assets will take two to three months to complete and therefore undertakes to commence the debonding process promptly following the Initial Closing in order to ensure, as far as if within its control, that debonding will be completed on or before ******. [Target date redacted]

(e)           Until the conditions in Section 2.6(c) are satisfied or deemed to be satisfied, the Chinese Interim Services Agreement shall continue in effect. The Seller shall terminate (or procure the termination) of each Chinese Transferred Employee(s) selected from time to time for termination by the Purchaser, and the Seller shall pay and bear, without reimbursement by the Purchaser, the costs of such termination as if such termination were effected under a Tripartite Agreement (but, for greater certainty, without a concurrent offer of employment from the Purchaser or its any of its Affiliates), provided that, (i) for the period commencing on the Initial Closing Date and ending on ******, the total number of such terminations shall not exceed ******% of the total number of Chinese Transferred Employees, calculated as at the Initial Closing Date and (ii) after ******, there shall be no restriction on the number of terminations of Chinese Transferred Employees that the Purchaser shall be entitled to direct. In the event of any such termination, the pricing under the Chinese Interim Services Agreement shall on the date of termination be reduced by such amounts in Schedule 3 (Pricing) thereto as relate to the terminated employee. [Percentage and target date redacted]

(f)            On completion of the Chinese Closing,

(i)            the Business Personal Property in Shanghai (China) identified in the Local Asset Transfer Agreement (China) shall be transferred to DragonWave China pursuant to Section 1.1(b) and the Local Asset Transfer Agreement (China);

(ii)           the manufacturing test equipment located in Shanghai (China) identified in the Bill of Sale (China) shall be transferred to DragonWave China pursuant to Section 1.1(b) and the Bill of Sale (China);

(iii)          DragonWave China and NSN Technology (Beijing) Co, Ltd. shall enter into the China Deferred Sale Agreement;

(iv)          DragonWave China and NSN Technology (Beijing) Co, Ltd. shall enter into the Kaike Sublease, if the Chinese Closing occurs prior to 31 December 2012;

(v)           the Seller’s Chinese Affiliate and DragonWave China shall enter into a tripartite agreement (the “Tripartite Agreement”) and the Seller shall use Reasonable Efforts to procure that each of the Chinese Transferred Employees executes and delivers a Tripartite Agreement; and

(vi)          the Chinese Interim Services Agreement shall terminate.

(g)           At least five Business Days before the Chinese Closing Date, the Seller shall inform the Purchaser of the amount to be paid by the Purchaser to the Seller at the Chinese Closing in Renminbi currency (such amount is referred to herein as the “Chinese Cash Consideration”) and pursuant to Section 2.6(c), on the Chinese Closing Date, shall transfer an amount equal to the Chinese Cash Consideration to Purchaser. Pursuant to Section 2.6(c), DragonWave China shall remit to NSN Shanghai on the Chinese Closing Date, the Chinese Cash Consideration in Renminbi in consideration for the transactions set forth in Section 2.6(f).

(h)           Exhibit I sets out the form of the Local Asset Transfer Agreement (China) (Schedule 2 thereof may be amended on the Chinese Closing Date subject to the approval of the Purchaser), Exhibit K sets out the form of the Bill of Sale (China), which shall be subject only to such changes as are required by local Laws to give effect to the intent of such document. Exhibit J sets out the form of the Tripartite Agreement (relating to the Transferred Chinese Employees) and Exhibit L sets out the form of the Kaike Sublease.

(i)            The China Deferred Sale Agreement attached hereto as Exhibit D shall be signed on the Chinese Closing Date. The China Deferred Sale Agreement contains a draft Schedule “A” that lists, among other things, the net book value and the monthly depreciation amount of the China Deferred Sale Assets as at 1 June 2012. On the signing of the China Deferred Sale Agreement, Schedule “A” to such agreement shall be updated to reflect the net book value of the China Deferred Sale Assets as at the Chinese Closing Date, such that “Sale Instalments” as defined therein are based on monthly depreciation measured from the Chinese Closing Date), and for greater certainty, “Sale Instalments” shall not include any payment in respect of any month prior to the Chinese Closing Date and the remaining book value shall be calculated to reflect the termination of the China Deferred Sales Agreement by no later than 24 months from the Initial Closing Date. Such updating shall be performed on an accounting basis consistent with the accounting basis set forth in the draft Schedule “A” contained in the China Deferred Sale Agreement.

(j)            The arrangements (including pricing) in the Chinese Interim Services Agreement are acknowledged by the Seller to satisfy the intent and purposes of Section 10.6 with respect to the burdens to be borne by the Purchaser Group in the period between the Effective Time and the Chinese Closing Date in relation to the Acquired Assets and the entire Business (including the Remaining Assets) in China.

2.7          Indian Transactions

(a)           The Indian Capital Lease Closing shall be conditional on:

(i)            completion of the Indian Incorporation by the Purchaser; provided that if the India Incorporation is not completed by ******, then pursuant to Section 2.7(j) the Purchaser shall nominate the Indian Nominee Company to complete the Indian Capital Lease Closing and this condition shall be deemed satisfied; and [Target date redacted]

(ii)           the Purchaser obtaining all necessary permits to enable the transfer of the India Leased Assets to the extent that such assets shall remain within the Special Economic Zone; or in any case other than those set out in Section 2.7(a)(ii) above, the Seller procuring, at its sole expense, that the relevant India Leased Assets are released from any Special Economic Zone bonding arrangements; and

(iii)          the Purchaser notifying the Seller that it is ready to transition contract manufacturing out of NSN India’s Chennai facility, which notification must be provided by the Seller no later than that date which is nine months after the Effective Time.

(b)           The parties agree to use Reasonable Efforts to satisfy or cause to be satisfied all the conditions in Section 2.7(a).

(c)           The Indian Capital Lease Closing shall take place at the offices of the Seller at 7.00 a.m. (Chennai time) on the first NSN Period Cut-off Date falling five Business Days after all the conditions precedent to the Indian Capital Lease Closing listed in Section 2.7(a) are satisfied, deemed satisfied or waived, or at such other place, on such other date and at such other time as the Seller and the

Purchaser may agree in writing. The effective time of Indian Capital Lease Closing for tax, operational and all other matters shall be deemed to be 11:59 p.m.. (local time) on the date of the Indian Capital Lease Closing. On the Indian Capital Lease Closing, the relevant provisions of the Transition Services Agreement shall terminate insofar as they relate to the subject matter of the Indian Capital Lease.

(d)           The Capital Lease Agreement with respect to the India Leased Assets (the “India Capital Lease Agreement”) is set out in Exhibit C and shall be executed on the Indian Capital Lease Closing. The India Capital Lease Agreement contains a draft Schedule “A” that lists the net book value and the monthly depreciation amount of the Indian Leased Assets as at 1 June 2012. On the signing of the India Capital Lease Agreement, Schedule A to such agreement shall be updated to reflect the net book value of the Indian Leased Assets as at the India Capital Lease Closing, such that “Rent” as defined therein is based on monthly depreciation measured from the Indian Capital Lease Closing, and for greater certainty, “Rent” shall not include any payment in respect of any month prior to the Indian Capital Lease Closing and the remaining book value shall be calculated to reflect the termination of the India Capital Lease Agreement by no later than 24 months from the Initial Closing Date. Such updating shall be performed on an accounting basis consistent with the accounting basis set forth in the draft Schedule “A” contained in the India Capital Lease Agreement.

(e)           The Indian Inventory Closing shall be conditional on:

(i)            completion of the Indian Incorporation by the Purchaser; provided that if the India Incorporation is not completed by ******, then pursuant to Section 2.7(j) the Purchaser shall nominate the Indian Nominee Company to complete the Indian Inventory Closing and this condition shall be deemed satisfied; and [Target date redacted]

(ii)           the Purchaser notifying the Seller that it is ready to establish its Indian hub facility, which notification must be provided by the Purchaser no later than that date which is six months after the Effective Time.

(f)            The parties agree to use Reasonable Efforts to satisfy or cause to be satisfied all the conditions in Section 2.7(e).

(g)           On completion of the Indian Inventory Closing:

(i)            DragonWave India and Nokia Siemens Networks Pvt. Ltd. shall enter into the Bill of Sale (India) attached hereto as Exhibit G, which shall be subject only to (A) such changes as are required by local Laws to give effect to the intent of such document, and (B) such updates to its schedule required pursuant to the inventory count contemplated by Section 5.11(d).; and

(ii)           the Indian Inventory shall be transferred to DragonWave India.

(h)           The Indian Inventory Closing shall take place at the offices of the Seller at 7:00 a.m. (Chennai time) on the first NSN Period Cut-off Date falling five Business Days after all the conditions precedent to the Indian Inventory Closing listed in Section 2.7(e) are satisfied, deemed satisfied or waived, or at such other place, on such other date and at such other time as the Seller and the Purchaser may agree in writing. The effective time of Indian Inventory Closing for tax, operational and all other matters shall be deemed to be 11:59 p.m. (local time) on the date of the Indian Inventory Closing. On the Indian Inventory Closing, the relevant provision of the Transition Services Agreement shall terminate insofar as they relate to the subject matter of the Indian Inventory.

(i)            Until the date of the Indian Capital Lease Closing and the Indian Inventory Closing, as applicable, the Seller shall provide the Acquired Assets and discharge the Assumed Liabilities relating to the operations in India (“Indian Operations”) pursuant to the Transition Services Agreement, and in such respect the arrangements (including pricing) in the Transition Services Agreement are acknowledged by the Seller to satisfy the intent and purposes of Section 10.6 with respect to the burdens (including risk of loss) to be borne by the Purchaser Group in relation to the Indian Operations in the period between the Effective Time and the Indian Capital Lease Closing and Indian Inventory Closing, as applicable. For greater certainty, if the conditions to the Indian Capital Lease Closing and the Indian Inventory Closing, as set out in Section 2.7(a) and Section 2.7(e), respectively, are not met, the Transition Services Agreement, as it applies to the Indian Inventory and the Indian Leased Assets, shall continue in full force and effect, subject to the terms of such agreement.

(j)            If the Indian Incorporation is not completed by ******, then the Purchaser shall nominate an alternative company in India (the “Indian Nominee Company”) to effect the Indian Capital Lease Closing and the Indian Inventory Closing. [Target date redacted]

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE SELLER

Except to the extent Disclosed on the disclosure schedule, dated as of the date of this Agreement and delivered by the Seller to the Purchaser (collectively, the “Seller Disclosure Schedule”) (it being agreed that an item included on a particular schedule referenced in any section or subsection of this Article 3, or on a particular schedule of the Seller Disclosure Schedule, is deemed to relate to each other section or subsection of this Article 3, the Seller represents and warrants to the Purchaser that the statements set forth in this Article 3 are true and correct as of the date of this Agreement and as of the Initial Closing Date and insofar as relevant to the subject matter of the relevant local closing, each of the Chinese Closing Date, the Indian Inventory Closing Date and the Indian Capital Lease Closing Date (the “Applicable Closing Date”).

3.1          Corporate Organization.

Each member of the Seller Group set forth in Schedule 3.1 of the Seller Disclosure Schedule is a Business Entity duly incorporated or organized, validly existing, and in good standing under the Laws of the jurisdiction of its incorporation or organization, and has full corporate power and authority to carry on its business with respect to the Acquired Assets owned by it as now conducted and is duly qualified as a foreign corporation to do business, and, to the extent legally applicable, is in good standing, in each jurisdiction where the character of its owned, operated or leased properties or the nature of its activities makes such qualification material to the Acquired Assets owned by it, except for jurisdictions where the failure to be so qualified or in good standing would not reasonably be expected to have a Business Material Adverse Effect. Schedule 3.1 of the Seller Disclosure Schedule sets forth the name and jurisdiction of incorporation or organization of each member of the Seller Group.

3.2          Authorization.

The Seller has, and each member of the Seller Group will have at the Applicable Closing Date, all corporate power and authority it requires to execute, consummate the transactions contemplated by, and perform its respective obligations under, this Agreement and the Ancillary Agreements to which it is a party. Each member of the Seller Group has obtained all corporate and organizational approvals necessary for the due and valid authorization prior to the Applicable Closing Date of its execution, delivery and performance of this Agreement and the Ancillary Agreements to which it is a party and the consummation by it of the Transactions, as applicable. The Seller has duly and validly executed this Agreement. On or prior to the Applicable Closing Date, each member of the Seller Group will have duly and validly executed and delivered each of the Ancillary Agreements to which it is a party. Assuming the due authorization, execution and delivery of this Agreement and each of the Ancillary Agreements by the other parties thereto, this Agreement is, and at the Applicable Closing each other Ancillary Agreement will be, a valid and binding obligation of each member of the Seller Group that is a party hereto or thereto, as applicable, enforceable against such member of the Seller Group in accordance with its terms, subject, as to enforceability, to (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (b) rules of Law governing specific performance, injunctive relief and other equitable remedies.

3.3          No Conflict.

Subject to any filings required to be made under Section 5.6 and except for the requirement of applicable trade union consultation procedures, if any, the execution, delivery and performance by each member of the Seller Group of this Agreement and the Ancillary Agreements to which it is a party and/or the consummation by each such member of the Seller Group of the Transactions do not and will not, as applicable, (a) conflict with or violate any provision of the Seller’s certificate of incorporation or bylaws, (or the equivalent organizational documents of the applicable member of the Seller Group), each, as amended to date, (b) require the Seller or any member of the Seller Group to make any filing with, or obtain any material Permit, consent or approval of, any Governmental Entity (except where the failure to obtain such Permit, consent or approval, or to make such filing, would not prevent or materially delay the consummation by the Seller of the Transactions, or the performance by the Seller Group of any of its material obligations under this Agreement or the Ancillary Agreements, or as may be necessary as a result of any facts or circumstances relating to the Purchaser or its Affiliates), (c) result in a breach or default under, create in any Person the right to accelerate, terminate, modify or cancel, or require any prior notice to, or consent or waiver under, any Assumed Contract, in any case with or without due notice or lapse of time or both, (d) result in the imposition of any Encumbrance upon any material Acquired Asset, (e) violate any material Law, order, writ, injunction or decree applicable to the Seller or any other member of the Seller Group (to the extent it relates exclusively to the Business), the Business, any Acquired Asset, (f) enable any source code for any software or documentation related thereto to be released or removed from escrow pursuant to the terms of any Contract, or (g) cause any Intellectual Property owned by the Seller or any other member of the Seller Group as of the date of this Agreement that is material to the Business to be assigned to a third Person.

3.4          Financial Matters.

The information to be provided by the Seller to the Purchaser prior to the Initial Closing Date for the purposes of the Purchaser’s Business Acquisition Report referred to in Section 10.13 will be extracted for the Seller’s financial reporting systems and will be accurate in all material respects. The financial charts ****** were prepared consistently and based on the Seller Group’s internal management reporting standards. [Reference to confidential document redacted]

3.5          Tax Matters.

(a)           All material Tax Returns required to have been filed by or with respect to each Acquired Asset has been timely filed (taking into account any extension of time to file granted or obtained) in the manner prescribed by Law. All such Tax Returns are true, complete and correct in all material respects. All material Taxes payable with respect to such Tax Returns have been paid or will be timely paid.

(b)           Subject to Schedule 3.5(b) of the Seller Disclosure Schedule, there are no Tax liens (other than Permitted Encumbrances) on any Acquired Asset.

3.6          Assets.

Other than with respect to Intellectual Property matters (which are exclusively addressed in Section 3.8 (Intellectual Property)) or the Assumed Real Property Lease (which is exclusively addressed in Section 1.1(a)), each member of the Seller Group, as applicable, has good title to, or a valid leasehold interest in, the Acquired Assets, in each case free and clear of any Encumbrance (other than Permitted Encumbrances). Each such asset is free from defects in all material respects, has been maintained in accordance with normal industry practice and is in good operating condition and repair (subject to normal wear and tear).

3.7          Sufficiency of the Acquired Assets.

Assuming the employment by the Purchaser of the Chinese Transferred Employees and provided the Purchaser replaces the assets specified in the definition of “Excluded Assets”, on the Applicable Closing Date, the Acquired Assets, taking into account all provisions of this Agreement and the Ancillary Agreements and any other agreements contemplated by this Agreement, will be sufficient to enable the Purchaser to conduct the Business immediately following the Applicable Closing Date in all material respects as conducted by the Seller Group as of the Applicable Closing Date.

3.8          Intellectual Property.

Representations and warranties relating to Intellectual Property are set forth in clause 7 of the IP Agreement and are hereby incorporated by reference in this Section 3.8.

3.9          Legal Compliance.

Since 1 November 2009 and prior to 1 November 2009 to the Knowledge of the Seller, other than with respect to Intellectual Property addressed in Section 3.8 (Intellectual Property) and matters addressed in Section 3.11 (Contracts), the conduct and operation of the Business is and has been in material compliance with each Law which (a) affects or relates to this Agreement, the Ancillary Agreements or the consummation of the Transactions, or (b) is applicable to the Business, the Products or the Acquired Assets.

3.10        Permits.

The Seller and the other members of the Seller Group hold all material Permits required under applicable Law for the operation of the Business, all of which are valid and in effect. Any and all such Permits are listed on Schedule 3.10 of the Seller Disclosure Schedule.

3.11        Material Contracts.

(a)           Schedule 3.11 of the Seller Disclosure Schedule lists each of the following Contracts of the Seller Group related to the Business (collectively, the “Material Contracts”):

(i)            such Contracts shall include all material Contracts (other than purchase orders) for the direct purchase of materials, supplies, components, finished goods or equipment entered into by a member of the Seller Group, during the 12 month period ended 30 September 2011 and all purchase orders or commitments made under such Contracts were made in accordance with good procurement practices reflecting the end-customer forecast demand and component lead times;

(ii)           the Assumed Real Property Lease;

(iii)          each Contract or series of related Contracts that provide for an outstanding or future commitment for expenditures in excess of US$****** over the remaining life of the Contract that would be binding on the Purchaser after the Initial Closing Date or any other Applicable Closing Date; [Amount redacted]

(iv)          all material Contracts entered into other than in the Ordinary Course, which relate exclusively to the Business;

(v)           all obligations relating to the escrow of source code of software or any documentation related thereto included in the Acquired Assets; and

(vi)          all other Contracts, whether or not made in the Ordinary Course, which are otherwise material to the Business.

(b)           The Seller has, prior to the date hereof, made available to the Purchaser copies of each Material Contract that are correct and complete in all material respects (including all material amendments, modifications, extensions, renewals or guarantees). Each Material Contract is a legal, valid and binding obligation of the Seller or another member of the Seller Group, as the case may be, and, to the Knowledge of the Seller, each other party to such Material Contract. None of the Seller, other member of the Seller Group or, to the Knowledge of the Seller, any other party to a Material Contract is alleged to be in default in any material respect of any Material Contract. There exists no default or event of default or event, occurrence, condition or act with respect to the Seller (including, for such purpose, any other member of the Seller Group that is a party thereto) or, to the Knowledge of the Seller, any other contracting party which, with the giving of notice or the lapse of time or both, would become a default or event of default under any Material Contract. Each Material Contract is enforceable as to the applicable member of the Seller Group, and to the Knowledge of the Seller, each of the other parties thereto, in accordance with its terms subject to (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.12        Legal Proceedings.

Other than with respect to Intellectual Property (which is addressed in Section 3.8 (Intellectual Property) and Section 3.11 (Contracts)), employee matters (which are addressed in Section 3.14 (Chinese Employees)) and Environmental Law matters (which are addressed in Section 3.15 (Environmental Matters)), there is no Legal Proceeding pending or, to the Knowledge of the Seller, threatened by or against any member of the Seller Group (a) which questions or challenges the validity of this Agreement or any Ancillary Agreement or the ability of the Seller Group to consummate any of the Transactions, or (b) in respect of the Business, the Acquired Assets or the Assumed Liabilities, in or before any court, arbitrator, mediator or other Governmental Entity. No member of the Seller Group is subject to any outstanding judgment, injunction or other order or ruling of, or settlement issued or approved by, any court or other Governmental Entity, other than any such Legal Proceeding that has not had, or would not reasonably be expected to have, a Business Material Adverse Effect relating to the Business. Except as set forth on Schedule 3.12 of the Seller Disclosure Schedule, neither the Seller nor any other member of the Seller Group has entered into any Contract since 1 November 2009 (or to the actual Knowledge of the Seller prior to 1 November 2009) settling any material Legal Proceeding by or against, or any material

Legal Proceeding threatened by or against, any member of the Seller Group in respect of the Business, the Acquired Assets or the Assumed Liabilities.

3.13        Contracts.

Other than the Material Contracts, purchase commitments to contract manufacturers for orders for components and raw materials made in accordance with good procurement practices reflecting the end-customer forecast demand and component lead times, the Assumed Contracts do not contain any purchase commitments in excess of (in the aggregate for all of such Assumed Contracts over the remaining life of such Assumed Contracts):

(a)           US$****** in respect of R&D Contracts (including the Contracts with ****** listed as Material Contracts); or [Contract amounts and Seller supplier names redacted]

(b)           US$****** in respect of any other Assumed Contract. [Contract amount redacted]

3.14        Chinese Employees.

(a)           Schedule 3.14(a) of the Seller Disclosure Schedule contains a true and complete list of all employees in China (indicating title, employment classification and level, salary and contractual benefits, period of continuous employment, location, and age) who work for the Business and therefore should be transferred (the “Chinese Transferred Employees”) from the Seller Group to the Purchaser Group under Section 5.10 (Employment Procedures). No Chinese Transferred Employees can claim different contractual terms and conditions than those contained in Schedule 3.14(a) of the Seller Disclosure Schedule.

(b)           The Seller Group has no reason to believe that any Chinese Transferred Employee would refuse to accept employment with the Purchaser as contemplated in Section 5.10 (Employment Procedures). General relations between the Seller Group and the Chinese Transferred Employees are good and there is no present, pending or, to the Seller Group’s Knowledge, threatened strike or industrial or trade dispute or negotiation with any trade union or other group or organisation representing Chinese Transferred Employees and there is nothing likely to give rise to such a dispute or process.

(c)           At the date hereof, no Chinese Transferred Employee has given or has received notice terminating his or her employment nor have there been any proposals by the Seller Group to terminate the employment of any Chinese Transferred Employees. Any termination notice received or sent to any Chinese Transferred Employees between the date hereof and Chinese Closing Date will be promptly communicated to the Purchaser.

(d)           The Seller Group has complied and presently complies in all material respects with: (i) all applicable Laws and individual contracts regarding the Chinese Transferred Employees, including without limitation any provisions thereof relating to terms and conditions of employment or consultancy relationships, wages, hours, the payment of social security, insurance or other required contributions and taxes, mandatory payments, mandatory hiring of disabled people, mandatory filings with competent authorities; (ii) all applicable Laws regarding plant closings, mass layoffs, collective dismissals of redundancies or any other collective procedures (including any procedure or similar collective procedure, in relation to which has obtained any necessary governmental authorizations from competent authorities), required by the applicable Laws to Chinese Transferred Employees; and (iii) all applicable Laws regarding accident prevention, privacy, health and safety at work.

(e)           Schedule 3.14(e) of the Seller Disclosure Schedule lists all the share incentive, share option, profit sharing, bonus or other incentive arrangements for or affecting any Chinese Transferred Employees. Save as what indicate in such Schedule 3.14(e) of the Seller Disclosure Schedule, there are no other such schemes. The Seller will identify which incentive arrangements apply to which Chinese Transferred Employees within five Business Days of the date of this Agreement.

(f)            The Seller Group (i) is not a party to or otherwise involved in any controversy pending among such Seller Group and any Chinese Transferred Employees, employees’ collective bargaining representatives, trade unions relating to employment or service in or with such Seller Group in China, nor, to the Seller Group’s Knowledge, are such controversies are threatened or foreseen; (ii) is not a party to or otherwise involved in any labour dispute, strike, stoppage, any union or any administrative, governmental, judicial or appellate proceeding, directly or indirectly, arising out of the wages, hours or other terms or conditions of employment of any person who was or is now employed by such Seller Group in China with respect to the Business nor such labour disputes, strikes, stoppages or proceedings are threatened or foreseen; (iii) is not subject to any collective bargaining agreement with respect to the Transferred Chinese Employees and is not currently negotiating any collective bargaining agreement respecting Chinese employees; (iv) is not subject to any past, current or outstanding labour or social security injunction, judgment, order, decree or ruling issued by any court or arbitrators or administrative authority which imposes any obligation of any kind on such Seller Group with respect to the Chinese Transferred Employees, (v) is not currently under any commitment to modify the conditions or terms of the relationship of any Chinese Transferred Employees.

3.15        Environmental Matters.

With respect to the Business, the Assumed Real Property Lease and the Business Personal Property:

(a)           the Business and each of the Acquired Assets is in compliance in all material respects with all applicable Environmental Laws;

(b)           no material Environmental Claim is pending or, to the Knowledge of the Seller Group, threatened that relates to or is reasonably likely to materially affect the Acquired Assets, the Business, or the Leased Real Property;

(c)           the Seller and each member of the Seller Group (with respect to the Business) holds all material Permits required under Environmental Laws to operate the Business as conducted by the Seller Group, immediately prior to the Applicable Closing (the “Environmental Permits”) and is in material compliance with the Environmental Permits; and

(d)           to the Knowledge of the Seller Group, there are no past or present actions, activities, events or incidents, in each case, caused by the Seller Group including the Release, threatened Release or presence of any Hazardous Material, which would reasonably be expected to form the basis of a material Environmental Claim against any member of the Seller Group, or to the Knowledge of the Seller Group, against any Person whose liability for any Environmental Claim the any member of the Seller Group has assumed or retained contractually or by operation of Law that in any event relates to or is reasonably likely to materially affect the Acquired Assets, the Business or the Leased Real Property.

3.16        Real Property.

(a)           Schedule 3.16(a) hereof lists the street address of each real property used in connection with the Business that is to be leased to a member of the Purchaser Group and the current landlord and tenant with respect to the applicable lease as of the date hereof (the “Leased Real Property”).

Except as set forth in Schedule 3.16(a) of the Seller Disclosure Schedule, the Seller has prior to the Initial Closing Date made available to the Purchaser true and complete copies (including all amendments, modifications, extensions, renewals or guarantees thereto) of the Assumed Real Property Lease. With respect to the Leased Real Property, the Seller or member of the Seller Group, as the case may be, as the tenant thereunder, has a valid and binding leasehold interest in the Leased Real Property, free and clear of any Encumbrance other than Permitted Encumbrances. The Lease with respect to Leased Real Property is enforceable against the tenant, and, to the Knowledge of the Seller Group, each other party to such Lease, in accordance with its terms, subject to (1) Laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (2) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b)           Except as set forth on Schedule 3.16(b) of the Seller Disclosure Schedule, neither the Seller nor any member of the Seller Group is party to (and no Leased Real Property is subject to) any sublease, license or other occupancy agreement or arrangement with respect to the real property which sublease, license or other occupancy agreement or arrangement materially and adversely affects the Business. The rental rate set forth in each Lease is the actual rental rate being paid by the Seller or the applicable member of the Seller Group, and there are no separate agreements or understandings with respect to the same.

(c)           Schedule 3.16(c) of the Seller Disclosure Schedule sets forth all Lease Security Instruments and all security deposits made by the Seller or a member of the Seller Group and held by a landlord with respect to any Assumed Real Property Lease and all other utility and similar deposits made by a member of the Seller Group that are to be replaced by the Purchaser or a member of the Purchaser Group at or following the applicable Closing.

3.17        Customers and Suppliers.

(a)           As of the date of this Agreement, neither the Seller nor any member of the Seller Group has received written or other notice that any significant customer of the Seller has cancelled, terminated or materially and adversely modified or intends to cancel or otherwise terminate or materially and adversely modify its relationship with respect to the Business.

(b)           As of the date of this Agreement, in respect of those suppliers of the Business that entered into a Material Contract identified pursuant to Section 3.11(a)(i) (the “Material Suppliers”), neither the Seller nor any member of the Seller Group has received written or formal notice that any such supplier listed on Schedule 3.17(b) of the Seller Disclosure Schedule has ceased, substantially reduced, or intends to cease or substantially reduce the distribution of raw materials, supplies, services, merchandise and other goods to the Business or intends to sell raw materials, supplies, services, merchandise and other goods to the Business at any time after the Initial Closing on terms and conditions materially less favourable to those used in its current sales to the Business, subject only to general and customary price increases.

3.18        Brokers’ Fees.

The Seller Group has no liability to pay any fees or commissions to any broker, finder or agent with respect to the Transactions except fees which will be borne entirely by the Seller.

3.19        Warranties.

All products sold by the Business have conformed, in all material respects, with then-applicable Laws, contractual commitments and express warranties, and there are no material Liabilities for replacement or repair thereof or for other damages arising from or in connection with any product sold or delivered by the Business prior to the Applicable Closing Date, except for Liabilities reserved against on the financial statements included in the Business Acquisition Report and immaterial Liabilities incurred in the Ordinary Course since 30 September 2011.

3.20        Purchaser Securities.

None of the Seller or any of its Affiliates beneficially owns, or controls or directs, directly or indirectly, or any combination thereof more than 10% of all of the outstanding securities of the Purchaser.

3.21        Equity Interest.

To the best of the Seller’s Knowledge, no member of the Seller Group owns an equity interest or has an investment of over 20% in any party to a Material Contract.

3.22        US Private Placement

(a)           The Seller and each member of the Seller Group receiving Share Consideration (each such person, a “Share Recipient”) is an “accredited investor” as defined in Rule 501(a) under the Securities Act of 1933, as amended (the “Securities Act”), and believes it has acquired sufficient information about DragonWave to reach an informed investment decision with respect to the DragonWave Common Shares to be issued to such Share Recipient.

(b)           The Seller and each Share Recipient understands that the DragonWave Common Shares are being offered in a transaction not involving any public offering in the United States within the meaning of the Securities Act, that such DragonWave Common Shares have not been registered under the Securities Act and that neither the Seller nor such Share Recipient may resell, pledge or otherwise transfer any such DragonWave Common Shares except pursuant to registration under the Securities Act, an available exemption from registration, or in a transaction not subject to the registration requirements of the Securities Act.

(c)           The DragonWave Common Shares to be acquired by the Seller and/or a Share Recipient will be acquired for investment for the Seller’s or such Share Recipient’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and neither the Seller nor such Share Recipient has a present intention of selling, granting any participation in, or otherwise distributing such DragonWave Common Shares. Neither the Seller nor any Share Recipient presently has any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Share Consideration.

(d)           The Seller and each Share Recipient has had access to all information relevant for it to make an investment decision with respect to the Stock Consideration.

(e)           To the extent the Seller or any Share Recipient is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Seller and each such Share Recipient has satisfied itself as to the full observance of the laws of its jurisdiction in connection with the acquisition of the DragonWave Common Shares, including (i) the legal requirements within its jurisdiction for the acquisition of the DragonWave Common Shares, (ii) any foreign exchange restrictions applicable to such acquisition, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the acquisition, holding, redemption, sale, or transfer of the DragonWave Common Shares. Neither the Seller’s nor any Share Recipient’s acquisition and continued beneficial ownership of the DragonWave

Common Shares will violate any applicable securities or other laws of the Seller’s or such Share Recipient’s jurisdiction.

(f)            Neither the Seller nor any Share Recipient, nor any of their officers, directors, employees, agents, stockholders or partners has either directly or indirectly, including through a broker or finder (a) engaged in any general solicitation, or (b) published any advertisement in connection with the acquisition of the DragonWave Common Shares.

(g)           The Seller and each Share Recipient understands that the DragonWave Common Shares may bear a legend substantially as follows:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.”

3.23        Disclaimer of Other Representations and Warranties.

The Seller Representations are the only representations and warranties made by the Seller or any other member of the Seller Group with respect to the Business, the Acquired Assets or the Assumed Liabilities. Except as specifically set forth in this Agreement or any Ancillary Agreement, the Seller makes no warranty, express or implied, at law or in equity, as to any matter whatsoever relating to the Business, the Acquired Assets, its Liabilities (including, without limitation, the Assumed Liabilities), including as to (i) merchantability or fitness for any particular use or purpose, (ii) the operation of the Business by the Purchaser after the Applicable Closing in any manner (iii) the probable success or profitability of the Business after Closing, or (iv) the willingness of any Customer or Supplier to continue their relationship with the Business after the Applicable Closing.

3.24        No Waiver.

No investigations made by or on behalf of the Purchaser at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by the Seller or any member of the Seller Group in this Agreement. As of the date of this Agreement, the Purchaser is not aware of any facts or circumstances disclosed by the Seller or any member of the Seller Group that would give rise to a Claim. No waiver by any Party of any condition, in whole or in part, shall operate as a waiver of any other condition.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER GROUP

The Purchaser Group represents and warrants to the Seller that the statements set forth in this Article 4 are true and correct as of the Applicable Closing Date.

4.1          Corporate Organization.

The Purchaser is, and each member of the Purchaser Group will be at the Applicable Closing, a corporation or other organization duly incorporated or organized, validly existing, and (to the extent applicable in its jurisdiction of organization) in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary corporate power and authority to carry on its business as now conducted. Each applicable member of the Purchaser Group is, or as of the Applicable Closing will be, in all respects duly qualified as necessary to conduct the Business following the Applicable Closing Date and is, or as of the Applicable Closing will be, in good standing as necessary under the Laws of each jurisdiction in which the Business is conducted.

4.2          Authorisation.

The Purchaser has, and each member of the Purchaser Group will have at the Applicable Closing, all corporate power and authority it requires to execute, consummate the transactions contemplated by, and perform its respective obligations under this Agreement and the Ancillary Agreements to which it is a party. Each member of the Purchaser Group has obtained all organizational approvals necessary for the due and valid authorization prior to the Applicable Closing Date of its execution, delivery and performance of this Agreement and the Ancillary Agreements to which it is a party and the consummation by it of the Transactions, as applicable. The Purchaser has duly and validly executed and delivered this Agreement, and, on or prior to the Applicable Closing, each member of the Purchaser Group will have duly and validly executed and delivered the other Ancillary Agreements to which it is a party. Assuming the due authorization, execution and delivery of the Ancillary Agreements by the other parties thereto, at the Applicable Closing, this Agreement and each Ancillary Agreement will be a valid and binding obligation of each member of the Purchaser Group that is a party hereto or thereto, as applicable, enforceable against such member of the Purchaser Group in accordance with its terms, subject, as to enforceability, to (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

4.3          No Conflict.

Except for the requirements of applicable Antitrust Law, the execution, delivery and performance by each member of the Purchaser Group of this Agreement and the Ancillary Agreements to which it is a party or the consummation by each such member of the Purchaser Group of the Transactions, as applicable, do not and will not, as applicable, (a) conflict with or violate any provision of the Purchaser’s organizational documents (or the organizational documents of the applicable member of the Purchaser Group), each, as amended to date, (b) require any member of the Purchaser Group to make any filing with, or obtain any material Permit, consent or approval of, any Governmental Entity (except where the failure to obtain such Permit, consent or approval, or to make such filing, would not prevent or materially delay the consummation by the Purchaser Group of the Transactions, or the performance by the Purchaser Group of any of its material obligations under this Agreement or any of the Ancillary Agreements or as may be necessary as a result of any facts or circumstances relating to the Seller or its Affiliates), (c) result in a breach or default under, create in any Person the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any agreement or instrument to which the Purchaser or one of its Affiliates is a party, in any case with or without due notice or lapse of time or both or (d) violate any Law, order, writ, injunction, or decree applicable to the Purchaser Group, except in any case that would not reasonably be expected to have, either individually or in the aggregate, a DragonWave Material Adverse Effect.

4.4          Legal Proceedings.

There is no Legal Proceeding pending or, to the Knowledge of the Purchaser, threatened by or against any member of the Purchaser Group which questions or challenges the validity of this Agreement or any Ancillary Agreement or the ability of the Purchaser Group to consummate any of the Transactions.

4.5          Brokers’ Fees.

No member of the Purchaser Group has any Liability to pay any fees or commissions to any broker, finder or agent with respect to the Transactions except fees which will be borne entirely by the Purchaser.

4.6          Adequacy of Funds.

Through a combination of cash on its balance sheet and committed financing, the Purchaser has access to, or will have at the Applicable Closing, adequate financial resources to satisfy its monetary and other obligations under this Agreement and the Ancillary Agreements, including the obligation to pay the Purchase Price in accordance herewith.

4.7          Authorised and Issued Share Capital.

Schedule 4.7 hereto sets out a summary of the issued and outstanding share capital of DragonWave as of 30 March 2012. The DragonWave Common Shares comprising the Share Consideration have been duly authorised for issuance from treasury by all necessary action on the part of DragonWave and the Purchaser and, when issued and delivered by DragonWave and the Purchaser in accordance with this Agreement or the Ancillary Agreements, will have been duly and validly issued, will be outstanding as fully paid and non assessable shares in the capital of the DragonWave, free and clear of all security interests, options, equities, claims or third party rights (including without limitation, rights of pre emption) of any nature whatsoever, together with all rights attaching thereto and will not have been issued in violation of applicable securities Laws, any pre emptive rights or other contractual rights to purchase securities issued by DragonWave in any document to be delivered pursuant to this Agreement, in violation of any applicable Law.

4.8          Public Record.

As of their respective dates all documents filed by DragonWave with Securities Regulators, NASDAQ or the Toronto Stock Exchange since 31 December 2010: (a) did not at the time filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; (b) included documents required to be filed in accordance with securities Laws with Securities Regulators, NASDAQ and the Toronto Stock Exchange; and (c) complied in material respects with securities Laws. There is no material change relating to DragonWave (other than the Transactions) that has not been generally disclosed. Without limiting the generality of the foregoing, DragonWave has not (other than the Transactions) made any confidential material change filing with a Securities Regulator, NASDAQ or the Toronto Stock Exchange.

4.9          Reporting Issuer Status and Securities Law Matters.

DragonWave is a “reporting issuer” under the Laws of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, and is not, as of the date hereof, on any list of reporting issuers in default under applicable securities Laws and is not in material default of any material requirements of any securities Laws. No delisting, suspension of trading in or cease trading order with respect to any securities of DragonWave, and no inquiry, review or investigation (formal or informal) of any Securities Regulator, NASDAQ or the Toronto Stock Exchange, is in effect or ongoing or, to the knowledge of DragonWave or the Purchaser, expected to be implemented or undertaken. The DragonWave Common Shares comprising the Share Consideration will be issued in compliance, in all material respects, with securities Laws.

4.10        No Approval.

No approval, authorization, consent, permit or other action by, or filing with, any national stock exchange or order or decree of any federal, provincial, state, local or foreign court of competent jurisdiction or Governmental Entity is required in connection with the issuance and delivery of the DragonWave Common Shares comprising the Share Consideration, other than any applicable trade reports required to be filed within prescribed time periods under applicable securities Laws and a listing approval granted by the Toronto Stock Exchange.

4.11        Listing.

Subject to the usual terms and conditions, at the Initial Closing, the Dragon Wave Common Shares comprising the Share Consideration will have been approved for listing and posting for trading on the NASDAQ and the Toronto Stock Exchange. Subject to Section 10.14 (Share Consideration Lock-up) and applicable securities Law, no order ceasing or suspending trading in the DragonWave Common Shares is currently outstanding or pending, or to the knowledge of DragonWave or the Purchaser, threatened.

4.12        Disclaimer of Other Representations or Warranties.

Except for the Purchaser Representations, neither the Purchaser nor any other Person makes any other express or implied representation or warranty, and the Purchaser disclaims any other representations or warranties, whether made by the Purchaser, officers, directors, employees, agents or representatives.

4.13        No Waiver.

No investigations made by or on behalf of the Seller at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by the Purchaser in this Agreement or any Ancillary Agreement. As of the date of this Agreement, the Seller is not aware of any facts or circumstances disclosed by the Purchaser that would give rise to a Claim. No waiver by any Party of any condition, in whole or in part, shall operate as a waiver of any other condition.

ARTICLE 5
INTERIM PERIOD COVENANTS

5.1          Conduct of the Business.

Except as required by applicable Law or contemplated by this Agreement or any Ancillary Agreement, during the period from the date of this Agreement to the Applicable Closing Date, the Seller will and will cause each member of the Seller Group to (i) conduct the Business in the Ordinary Course and (ii) use Reasonable Efforts to preserve intact their business organizations related to the Business and preserve their current business relationships with customers and all material suppliers, licensors, licensees, distributors and other Persons with which the Seller Group has business dealings, the assets listed in the India Capital Lease Agreement and China Deferred Sale Agreement (as applicable). Subject to the Seller complying with its undertakings in this Section, the Purchaser accepts that such the India Leased Assets or the China Deferred Sale Assets may be destroyed or damaged prior to the Indian Capital Lease Closing or completion of the Chinese Closing (as applicable). In such circumstance, or if such assets are otherwise unavailable at the time of the Indian Capital Lease Closing or the completion of the Chinese Closing (as applicable) by reason only of an act or omission of a member of the Seller Group, such assets shall not be included in the relevant India Capital Lease Agreement and China Deferred Sale Agreement. Without limiting the generality of the foregoing, except as required by applicable Law or contemplated by this Agreement or any Ancillary Agreement prior to the Applicable Closing Date, the Seller will not take and the Seller will cause each member of the Seller Group not to take, any of the following actions in relation to the Business, without the consent of the Purchaser, which consent will not be unreasonably withheld, delayed or conditioned:

(a)           enter into any transactions, contracts or understandings with third parties or with Affiliates of the Seller that would be binding on the Acquired Assets after the Applicable Closing, except for such transactions, contracts and understandings that are in the Ordinary Course and on commercial arm’s length terms;

(b)           lease, license, sell, transfer, encumber or permit to be encumbered any material Acquired Assets, other than licenses granted (excluding real property licenses), products and services sold or assets otherwise disposed of in the Ordinary Course;

(c)           waive or release any material right or claim to the extent relating to or arising from the Acquired Assets or the Assumed Liabilities, except in the Ordinary Course;

(d)           commence any material action, suit, claim, hearing, processing, arbitration or mediation against any Material Supplier;

(e)           enter into any settlement or release with respect to any action, suit, claim, hearing, proceeding, arbitration, mediation, audit, inquiry or investigation (whether civil, criminal, administrative or otherwise) involving any of the Acquired Assets, unless such settlement or release imposes no material ongoing limits or restrictions on the conduct or operations of the Business;

(f)            (i) terminate any Material Contract, (ii) amend any lease of any Leased Real Property, (iii) materially amend any other Material Contract in a manner reasonably believed by the Seller to be adverse to the Business or (iv) enter into any Contract that would be a Material Contract;

(g)           except as required by applicable Law or any applicable collective bargaining agreement, increase or agree to increase the base compensation of any transferred employee other than (i) in the Ordinary Course and in an amount that, with respect to any individual, does not exceed ******% of such individual’s base compensation as of the date hereof, (ii) in connection with any promotion of a transferred employee made in the Ordinary Course or (iii) in connection with annual merit increases in the Ordinary Course and in accordance with market practice; [Percentage base compensation increase redacted]

(h)           relocate a material number of transferred employees to locations that are greater than 30 miles from such transferred employee’s respective work location as of the date hereof;

(i)            hire any additional employees with respect to the Business;

(j)            take any action that would result in the expiration, lapse, termination or abandonment of any Assigned Permit that is material to the Business;

(k)           take any action that would reasonably be expected to have a Business Material Adverse Effect;

(l)            sell, lease, mortgage, pledge or create or permit to be created any security interest on, any of the Acquired Assets other than liens or retention of title arising by operation of Law in the Ordinary Cause;

(m)          enter into any new purchase commitments:

(i)            in excess of €****** placed under an R&D spending and external contractors; or [Purchase commitment amount redacted]

(ii)           other than in accordance with good procurement practices which reflect the end-customer forecast demand and component lead times; or

(n)           make any decision in respect of supply planning including submissions of forecasts to contract manufacturers; or

(o)           agree to do any of the things described in the preceding clauses of this Section 5.1.

5.2          Indian Operations.

Until the dates of the Indian Closings, the Seller shall provide the Acquired Assets and discharge the Assumed Liabilities relating to the operations in India (“Indian Operations”) pursuant to the Transition Services Agreement, and in such respect the arrangements (including pricing) in the Transition Services Agreement are acknowledged by the Seller to satisfy the intent and purposes of Section 10.6 with respect to the burdens (including risk of loss) to be borne by the Purchaser Group in relation to the Indian Operations in the period between the Effective Time and the Indian Capital Lease Closing and the Indian Inventory Closing. On the Indian Capital Lease Closing and the Indian Inventory Closing, the Transition Services Agreement shall terminate in respect of the Indian Operations as set out in Section 2.7(b) and Section 2.7(i).

5.3          Access to Information.

From the date of this Agreement until the Applicable Closing, subject to the requirements and limitations of applicable Law (including Antitrust Law), the Seller will reasonably cooperate with the Purchaser in order to coordinate, through an Authorised Seller Representative, access for the Purchaser and its representatives and agents to (a) such offices and facilities of the Business and materials and information about the Business as the Purchaser may reasonably request, (b) suppliers of the Business as the Purchaser may reasonably request and (c) specified members of management of the Business as the parties may reasonably agree including, without limitation, for the purposes of integration and any property manager for the Assumed Real Property Lease identified on Schedule 5.3 of the Seller Disclosure Schedule; provided, however, that the Purchaser and its representatives and agents shall have access from and after the date hereof to the employees, representatives and agents of the Seller set forth on Schedule 5.3 of the Seller Disclosure Schedule. On request by the Purchaser, the Seller shall provide to the Purchaser from time to time (i) a list of all Inventory of the Business that is not allocated to any sales order, and (ii) the Seller’s current forecast of end-customer demand. Notwithstanding the foregoing, the Purchaser expressly acknowledges and agrees that (i) during any period of regulatory review, including pursuant to applicable Antitrust Law, access to materials and information about the Business will be limited as required by applicable Law, (ii) the Purchaser shall, and shall cause its Affiliates to, conduct any communications, either orally or in writing, with any employee, officer or director of the Seller (other than those set forth on Schedule 5.3 of the Seller Disclosure Schedule) in accordance with a communications plan jointly developed with the Seller and previously agreed to by the parties, and (iii) to the extent discussions with suppliers of the Business shall take place prior to the Applicable Closing Date with respect to the Transactions, such discussions shall be coordinated with the Seller and the Seller shall be entitled to have a representative present in all such discussions.

5.4          Maintenance of Status and Listing.

DragonWave will use Reasonable Efforts to ensure that it remains a reporting issuer in a jurisdiction of Canada until the Initial Closing Date. DragonWave will use Reasonable Efforts to satisfy the listing conditions of NASDAQ and the Toronto Stock Exchange such that the DragonWave Common Shares will be listed, upon issuance, on NASDAQ and the Toronto Stock Exchange. If the DragonWave Common Shares are no longer publicly listed on the Initial Closing Date or DragonWave is unable to issue such DragonWave Common Shares for any reason, all payments on account of the Share Consideration required to be made hereunder shall be made on the date provided for herein, without modification or acceleration, in immediately available funds.

5.5          Confidentiality.

(a)           Each party agrees not to issue any press release or make any other public announcement relating to this Agreement or the Ancillary Agreements without the prior written approval of the other party, except as otherwise permitted in the NDA and except as otherwise required under securities Laws, rules, regulations and policies or under the rules and policies of any national stock exchange (including NASDAQ and the Toronto Stock Exchange) or order or decree of any federal, provincial, state, local or foreign court of competent jurisdiction or governmental authority, providing that, when permitted under such securities rules, regulations, Laws or policies, the party required to make such a release or announcement gives the other party reasonable notice of that requirement. Without limiting the generality of the foregoing, each party acknowledges that the other: (i) is permitted to reference this Agreement including any Schedules or Exhibits hereto (and any amendments hereto or thereto) in any and all public and private filings with applicable Securities Regulators and (ii) is required and permitted to publicly file a copy of this Agreement including any Schedules or Exhibits hereto (and any amendments hereto or thereto) with applicable Securities Regulators (subject to such redactions permitted by Securities Regulators as may reasonably be requested by the Seller or the Purchaser).

(b)           Without limiting the generality of Section 5.5(a), (i) DragonWave shall be permitted to include financial or other information pertaining to the Seller or the Business, Products, assets, liabilities, customers, suppliers or employees thereof (collectively, the “Business Information”) in a prospectus, business acquisition report or any other document publicly filed or required to be publicly filed under applicable Law (a “Disclosure Document”) as is necessary to comply with applicable Law or stock exchange rules or policies or as is customarily required; (ii) the Seller shall be provided a reasonable opportunity to review and comment on any draft Disclosure Document containing Business Information in advance of the filing or public disclosure thereof and DragonWave shall give good faith consideration to any comments of the Seller and the Purchaser shall make such revisions to such Disclosure Document as are reasonably requested by the Seller to the extent permissible under applicable Law; (iii) the Seller shall be permitted to refuse to consent to disclosure in any Disclosure Document if the Seller owes an obligation of confidentiality to a Person in relation to such Business Information, or any part thereof, and is unable to obtain consent from such Person for such proposed disclosure; and (iv) the Seller shall cooperate with the Purchaser to provide such other related information as is required under applicable Law (including requirements or formal requests by Securities Regulators, the Toronto Stock Exchange or the NASDAQ).

(c)           Subject to permitted disclosures pursuant to Sections 5.5(a) and 5.5(b), each party agrees to continue to abide the NDA, the terms of which are incorporated by reference in this Agreement and which terms will survive until the last Applicable Closing, at which time the NDA will terminate with respect to any Acquired Asset or Assumed Liability; provided, however, that if this Agreement is, for any reason, terminated prior to Initial Closing, the NDA will continue in full force and effect. Except as contemplated in Sections 5.5(a) and 5.5(b) hereof, the existence of this Agreement and the Ancillary

Agreements and the terms hereof and thereof (including the exhibits and schedules appended hereto and thereto) will be deemed “Confidential Information” for purposes of the NDA.

5.6          Regulatory Filings.

(a)           Each party will promptly notify the other party of any communication it or any of its Affiliates receives from any Governmental Entity relating to the Transactions and will permit the other party to review in advance, with reasonable opportunity for advance comment by such party to any Governmental Entity. Neither party will agree to participate in any meeting, conference or other communication with any Governmental Entity in respect of any filing, investigation or other inquiry relating to this Agreement or the Transactions unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party and/or its outside counsel the opportunity to attend and participate at such meeting. The parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods, under applicable Antitrust Law. For purposes of this Agreement, the term “Antitrust Law” means any federal, state, national, foreign or supranational statute, rule, regulation, order, decree, administrative or judicial doctrine or other Law, including without limitation, a merger control Law, that is designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade, lessening of competition or constituting anticompetitive conduct. Notwithstanding the foregoing, the Purchaser will be solely responsible for any and all filing fees due under Antitrust Law in connection with the filings described above and the Seller will not have any Liability with respect to the payment of such filing fee other than its own internal costs as well as costs and expenses of its counsel and advisors in connection therewith. Each party will provide to counsel for the other party copies of all correspondence, filings or communications between them or any of their representatives, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to this Agreement and the Transactions; provided, however, that each party may withhold confidential or proprietary documents from the other party provided that it discloses such materials to the other party’s outside counsel on an outside-counsel-only basis.

(b)           Notwithstanding anything to the contrary set forth herein, each party will use its Reasonable Efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement under applicable Antitrust Law. In connection therewith, if any Legal Proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as a violation of any Antitrust Law, each party will cooperate and use its Reasonable Efforts to contest and resist any such Legal Proceeding, and to have vacated, lifted, reversed, or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the Transactions, including by pursuing all available avenues of administrative and judicial appeal, unless by mutual agreement, the parties decide that litigation is not in their respective best interests. In addition and without limiting the foregoing, the Purchaser agrees to take promptly any and all steps necessary to avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any federal, provincial, state, local and foreign competition or antitrust authority, so as to enable the parties to close the transactions contemplated by this Agreement as expeditiously as possible, including effecting or committing to effect, by consent decree, hold separate orders, trust or otherwise the sale or disposition of such of its assets or businesses as are required to be divested in order to avoid the entry of, or to effect the dissolution of, any Order in any suit or proceeding, that would otherwise have the effect of preventing or materially delaying the consummation of the Transactions; provided, however, that nothing in this Agreement shall require or be construed to require the Purchaser to effect or commit to effect any undertaking, divestiture, consent decree, license, hold separate order, trust or other similar arrangement or conduct of business arrangement or to terminate any relationships, rights or obligations or to do any other act, (i) if such act or conduct would be reasonably likely to be materially adverse to the business, financial condition, or prospects of the Business or the Purchaser Group, taken as a whole, or would be reasonably likely to materially impair the expected benefits of the Transactions to the Purchaser, or (ii) in order to avoid a second request and/or second phase instituted by a Governmental Entity under applicable Antitrust Law.

5.7          Consents.

The parties shall make Reasonable Efforts to obtain all consents of third parties to the Assumed Contracts, including the Material Contracts, as may be required to fully effect the assignment or transfer of the such Assumed Contracts to the Purchaser (or its designee) prior to the Applicable Closing. Without limiting the generality of the foregoing, in the case of any Assumed Contract that does not relate exclusively to the Business, the Seller shall make Reasonable Efforts to “unbundle” such Assumed Contract such that: (a) the Assumed Contract pertains exclusively to the Business and (b) the Purchaser (or its designee) shall after the Applicable Closing continue to receive the benefit of such Assumed Contract (including pricing, without adjustment for volume reductions) and assume the corresponding Liabilities thereafter on substantially the same basis as such benefit was available to the Seller Group prior to the date of this Agreement.

5.8          Satisfaction of Conditions Precedent.

Without limiting any other provision of this Agreement requiring a different standard of efforts or the taking of specified actions, the parties agree to use Reasonable Efforts to satisfy or cause to be satisfied all the conditions precedent that are set forth in Article 6. The parties will use Reasonable Efforts to cause the Transactions to be consummated. In doing so, the Seller will use its Reasonable Efforts to maintain and preserve the Acquired Assets in such a manner so that the representations and warranties contained in Article 3 will continue to be true and correct on the Applicable Closing Date. The Seller will give the Purchaser prompt notice of any event, condition or circumstance occurring from the date hereof through to the Applicable Closing Date that would constitute a violation or breach of this Agreement or any Ancillary Agreement. However, such notice will not affect the rights of the Purchaser or DragonWave hereunder or thereunder. In the event that a violation or breach of this Agreement occurs on or prior to the Applicable Closing Date, the Seller will promptly use its Reasonable Efforts to remedy the same.

5.9          Seller Disclosure Schedule; Notification.

(a)           Between the date hereof and the Initial Closing Date and insofar as relevant to the subject matter of the relevant local closing, each of the Chinese Closing Date, the Indian Inventory Closing Date and the Indian Capital Lease Closing Date, the Seller (i) may supplement the Seller Disclosure Schedule with respect to any matter resulting from any action taken by the Seller after the date hereof that is expressly permitted without the consent of the Purchaser pursuant to the terms of Section 5.1(Conduct of the Business), and (ii) may supplement any section of the Seller Disclosure Schedule with respect to any matter resulting from any action taken by the Seller Group after the date hereof to which the Purchaser expressly consented pursuant to Section 5.1 (Conduct of the Business), and such Seller Disclosure Schedule shall be deemed to have been amended in the manner supplemented and to have qualified the representations and warranties contained in Article 3.

(b)           During the period from the date hereof until the earlier of the termination of this Agreement or the Applicable Closing, the Seller shall, as promptly as practicable, notify the Purchaser in writing (i) upon the Seller becoming aware of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be reasonably likely to cause any Seller Representation to be untrue or inaccurate in any material respect or (ii) in the event the Seller reasonably believes that any condition to the Applicable Closing cannot be satisfied. Except as otherwise set forth in Section 5.9(a), no disclosure by the Seller pursuant to this Section 5.9(b), will be deemed to amend or supplement the Seller Disclosure Schedule, to have qualified the representations and warranties set forth in this Agreement or any Ancillary Agreement, or to prevent or cure any misrepresentation, breach of warranty or breach of covenant of the Seller under this Agreement or any Ancillary Agreement.

5.10        Employment Procedures.

Schedule 5.10 hereto sets forth the covenants of the parties with respect to employment procedures for the Chinese Transferred Employees.

5.11        Inventory.

(a)           Roosendaal Estimated Inventory List: The Seller shall deliver to the Purchaser five Business Days before the Initial Closing Date a complete list of the Roosendaal Inventory as it is estimated by the Seller to exist on the Initial Closing Date, to the satisfaction of the Purchaser, acting reasonably. Such inventory list shall include part number, value, location, pre Initial Closing ownership and other pertinent information (the “Estimated Roosendaal Inventory List”). The value of the Roosendaal Inventory as reflected on the Estimated Roosendaal Inventory List, calculated in accordance with IFRS and in a manner consistent with the definition of “Inventory Value” as defined in Section 2.1(c), is hereinafter referred to the “Preliminary Roosendaal Inventory Value”.

(b)           Roosendaal Inventory Count: The Seller and the Purchaser shall conduct an inventory count of the Roosendaal Inventory which shall be finalised and agreed to no later than one Business Day before the Initial Closing Date. The value of the Roosendaal Inventory as reflected in such inventory count, calculated in accordance with IFRS and in a manner consistent with the definition of “Inventory Value” as defined in Section 2.1(c), is hereinafter referred to as the “Final Roosendaal Inventory Value”.

(c)           Indian Estimated Inventory List: The Seller shall deliver to the Purchaser five Business Days before the Initial Closing Date a complete list of the Indian Inventory as it is estimated by the Seller to exist on the Initial Closing Date, to the satisfaction of the Purchaser, acting reasonably. Such inventory list shall include part number, value, location, pre Initial Closing ownership and other pertinent information (the “Estimated Indian Inventory List”). The value of the Indian Inventory as reflected on the Estimated Indian Inventory List, calculated in accordance with IFRS and in a manner consistent with the definition of “Inventory Value”, as defined in Section 2.1(c), is hereinafter referred to as the “Preliminary Indian Inventory Value”.

(d)           Indian Inventory Count: The Seller and the Purchaser shall conduct an inventory count of the Indian Inventory which shall be finalised and agreed to no later than the Business Day before the Indian Inventory Closing. The value of the Indian Inventory as reflected in such inventory count, calculated in accordance with IFRS and in a manner consistent with the definition of “Inventory Value” as defined in Section 2.1(c), is hereinafter referred to as the “Final Indian Inventory Value”.

(e)           Subject to Section 5.1(m), the Seller shall maintain levels of Inventory (as defined in Section 1.1(e)) sufficient for the Ordinary Course.

5.12        Financing Cooperation.

Prior to the Initial Closing, the Seller shall use Reasonable Efforts, and shall use Reasonable Efforts to cause its officers, management employees and (at the Purchaser’s cost) advisors (including legal and accounting) to provide the Purchaser with such cooperation and assistance as the Purchaser may reasonably request in connection with reasonable due diligence access to the Business in connection with the financing of the Purchase Price and the Purchaser’s working capital requirements for the transactions contemplated under this Agreement (the “Financing”), in order to allow the Purchaser and DragonWave to comply with its obligations under applicable Laws or regulations. The Seller shall not be required to prepare any additional financial information or reporting for these purposes and the Seller does not give any warranty or representation in respect of any management reporting. For clarity, such cooperation and assistance shall be limited to (i) participating in a reasonable number of meetings (but not including meetings and due diligence sessions with prospective lenders unless the Seller agrees to such meetings); (ii) the provision of historical unaudited financial statements of the Business; and (iii) using Reasonable Efforts to procure cooperation of the auditors of the Seller, at the Purchaser’s cost, to assist with the syndication of the senior bank credit facilities of the Purchaser or any Affiliate of the Purchaser and any financing. The Purchaser acknowledges that nothing in this Section 5.12 shall in any way limit the Purchaser’s obligations under this Agreement in the event of any failure to obtain the Financing for whatever reason. Further, in no event will the Seller be liable to the Purchaser or any other Person for any matter relating to the Financing, including any representation, warranty, covenant, agreement, undertaking or promise made in connection with such Financing.

5.13                        No Shop.

From and after the date of this Agreement until the earlier to occur of the Applicable Closing or earlier termination of this Agreement pursuant to its terms, the Seller shall not and shall cause its shareholders, directors, officers, employees, representatives, investment bankers, agents and Affiliates not to, directly or indirectly (a) solicit or encourage submission of any Acquisition Proposal by any person, entity, or group (other than the Purchaser and its Affiliates, agents, and representatives) or (b) participate in any discussions or negotiations with, or disclose any information concerning the Seller or the Seller Group to, or afford access to the properties, books or records of the Seller or the Seller Group, or otherwise assist or facilitate, or enter into any agreement or understanding with, any person, entity, or group (other than the Purchaser or its agents and representatives) in connection with any Acquisition Proposal with respect to the Seller or the Seller Group, or either of them. For purposes of this Agreement, an “Acquisition Proposal” means any proposal or offer relating to (a) any merger, amalgamation, consolidation, share exchange, sale or license of substantial assets relating to the Business or similar transactions involving the Seller or any member of the Seller Group (other than sales or licenses of assets or inventory in the ordinary course of business as permitted by this Agreement) or (b) sales by the Seller, the Seller Group or any shareholder of the Seller of any shares (including, without limitation, by way of a tender offer or an exchange offer). The Seller and each member of the Seller Group shall immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. In addition, from and after the date of this Agreement, until the earlier to occur of the Applicable Closing or termination of this Agreement if earlier pursuant to its terms, the Seller and each member of the Seller Group shall not, and will cause their respective shareholders, directors, officers, employees, representatives, investment bankers, agents and Affiliates not to, directly or indirectly, make or authorise any public statement, recommendation or solicitation in support of any Acquisition Proposal made by any person, entity or group (other than the Purchaser).

5.14                        Tax Returns.

Within the periods specified by Law, the Purchaser and the Seller shall file all tax returns and forms as provided in Article 9.

5.15                        Purchaser Group.

(a)                                 The Purchaser shall be entitled to designate, in accordance with the terms and subject to the limitations set forth in this Section 5.15, one or more existing or to be incorporated wholly-owned subsidiaries or Affiliates to (i) purchase Acquired Assets (including Assumed Contracts), (ii) assume Assumed Liabilities, and/or (iii) employ Transferred Employees on and after the Purchaser Employment Date (any subsidiary of the Purchaser that shall be properly designated by the Purchaser in accordance with this clause, a member of the “Purchaser Group”). In furtherance of its rights under this Section 5.15, the Purchaser has initially designated the Person(s) listed on Exhibit N as members of the Purchaser Group.

(b)                                 The Purchaser, by way of a written notice to be delivered to the Seller as soon as reasonably practicable after the date hereof and in no event later than the 15th day prior to the Initial Closing Date, may amend Exhibit N; provided that the amended Exhibit N will contain appropriate information about the members of the Purchaser Group.

5.16                        Seller Group.

The parties agree that Nokia Siemens Networks Oy and NSN India Purchaser are the Affiliates of Seller that may place orders under the Strategic Supply and Technology Agreement.

5.17                        Further Assurances.

Each of the parties shall execute such documents, further instruments of transfer and assignment and other papers and take such further actions as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated hereby.

ARTICLE 6
CONDITIONS PRECEDENT TO CLOSING

6.1                               Conditions to the Obligations of the Seller.

The obligations of the Seller to close the Transactions are subject to the fulfillment or satisfaction on and as of the Applicable Closing of each of the following conditions (any one or more of which may be waived by the Seller, but only in writing and signed by the Seller).

(a)                                 Accuracy of Representations and Warranties. (i) Each Purchaser Representation (other than those in Section 4.1 and Section 4.2) must be true and correct in all respects without giving effect to any limitation as to “materiality” or “DragonWave Material Adverse Effect” or similar terms set forth therein on and as of the date hereof and on and as of the Applicable Closing Date with the same force and effect as though made on and as of the Applicable Closing (except to the extent any specific Purchaser Representation speaks as of an earlier date, in which case such Purchaser Representation will have been true and correct in all respects as of such date), except that the condition in this Section 6.1 shall be deemed satisfied unless the effect of such Purchaser Representations not being true and correct on and as of the date hereof and on and as of the Applicable Closing Date or as of such earlier date, taken together, has had or would reasonably be expected to have a DragonWave Material Adverse Effect; and (ii) each of the Purchaser Representations set forth in Section 4.1 and Section 4.2 shall be true and correct in all material respects on and as of the Applicable Closing Date with the same force and effect as though made on and as of the Closing Date.

(b)                                 Covenants. The Purchaser and the other members of the Purchaser Group must have performed or complied with in all material respects their respective agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Applicable Closing Date.

(c)                                  Authorizations. The Seller must have received from the Purchaser written evidence that the execution, delivery and performance of the Purchaser’s obligations under this Agreement and each of the Ancillary Agreements have been duly and validly approved and authorised and that all necessary corporate or organizational approvals of the Purchaser have been obtained.

(d)                                 No Litigation. No judgment, writ or order of any Governmental Entity or other legal restraint or prohibition may be in effect that in any case would prevent the Transactions. No Legal Proceeding will have been commenced or threatened in writing by any Governmental Entity against either the Seller or the Purchaser seeking to restrain or materially and adversely alter the transactions contemplated by this Agreement and which is likely to render it impossible or unlawful to consummate the Transactions.

(e)                                  Government Approvals. All applicable waiting periods (and any extensions thereof) under applicable Antitrust Law must have expired or otherwise been terminated, and all Governmental Entity approvals, authorizations, clearances, consents, actions, or non-actions required under applicable Antitrust Law must have been obtained. In addition, all filings with, and consents and approvals of, Governmental Entities pursuant to Antitrust Law required to be made and/or obtained (as agreed by the parties) must have been made and/or obtained, as applicable.

(f)                                   Ancillary Agreements and Related Instruments. The Purchaser Group must have executed and delivered to the Seller (or caused to have been delivered, as applicable) each item described in Section 2.5 hereof.

(g)                                  Officer’s Certificate. The Purchaser must have delivered to the Seller a certificate signed by an officer of the Purchaser to the effect that each of the conditions specified in Section 6.1(a) and Section 6.1(b) have been satisfied in all respects.

(h)                                 Regulatory Approval. DragonWave must have obtained all orders, permits, approvals, waivers, consents, licenses or similar authorizations of Governmental Entities, the Toronto Stock Exchange and the NASDAQ Global Select Market necessary to complete the issuance of the Share Consideration. Specifically, the Toronto Stock Exchange shall have conditionally approved the listing of the DragonWave Common Shares comprising the Share Consideration and the applicable listing fees in respect thereof shall have been fully paid by DragonWave or the Purchaser.

6.2                               Conditions to the Obligations of the Purchaser.

The obligations of the Purchaser to close the Transactions are subject to the fulfillment or satisfaction on and as of the Applicable Closing of each of the following conditions (any one or more of which may be waived by the Purchaser, but only in writing and signed by the Purchaser):

(a)                                 Accuracy of Representations and Warranties. (i) Each Seller Representation (other than those in Section 3.1 and Section 3.3) must be true and correct in all respects (without giving effect to any limitation as to “materiality” or “Business Material Adverse Effect” or similar terms set forth therein) on and as of the date hereof and on and as of the Applicable Closing Date with the same force and effect as though made on and as of the Applicable Closing Date (except to the extent any specific Seller Representation speaks as of an earlier date, in which case such Seller Representation will have been true and correct in all respects as of such date), except that the condition in this Section 6.2(a) shall be deemed satisfied unless the effect of such Seller Representations not being true and correct on and as of the date hereof and on and as of the Applicable Closing Date or as of such earlier date, taken together, has had or would reasonably be expected to have a Business Material Adverse Effect; and (ii) each Seller Representation set forth in Section 3.1 and Section 3.3 of this Agreement shall be true and correct in all material respects on and as of the Applicable Closing Date with the same force and effect as though made on and as of the Applicable Closing Date.

(b)                                 Covenants. The Seller and the other members of the Seller Group must have performed or complied with in all material respects their respective agreements and covenants required to be performed or complied with under this Agreement and the Ancillary Agreements as of or prior to the Applicable Closing Date.

(c)                                  Authorizations. The Purchaser must have received from the Seller and the other members of the Seller Group written evidence that the execution, delivery and performance of each member of the Seller Group’s obligations under this Agreement and the Ancillary Agreements have been duly and validly approved and authorised and that all necessary corporate or organizational approvals of the Seller Group have been obtained.

(d)                                 No Litigation. No judgment, writ or order of any Governmental Entity or other legal restraint or prohibition may be in effect that in any case would prevent the Transactions. No Legal Proceeding will have been commenced or threatened in writing by any Governmental Entity against either the Seller or the Purchaser seeking to restrain or materially and adversely alter the transactions contemplated by this Agreement and which is likely to render it impossible or unlawful to consummate the Transactions.

(e)                                  Government Approvals. All applicable waiting periods (and any extensions thereof) under applicable Antitrust Law must have expired or otherwise been terminated, and all Governmental Entity approvals, authorizations, clearances, consents, actions, or non-actions required under applicable Antitrust Law must have been obtained. In addition, all filings with, and consents and approvals of, Governmental Entities pursuant to Antitrust Law required to be made and/or obtained (as agreed by the parties) must have been made or obtained, as applicable.

(f)                                   Ancillary Agreements and Related Instruments. The Seller Group must have executed and delivered (or caused to have been delivered, as applicable) to the Purchaser each item described in Section 2.5 hereof.

(g)                                  Officer’s Certificate. The Seller must have delivered to the Purchaser a certificate signed by an officer of the Seller to the effect that each of the conditions specified in Section 6.2(a) and Section 6.2(b) have been satisfied in all respects.

(h)                                 No Business Material Adverse Effect. No Business Material Adverse Effect on the Business shall have occurred since the date of this Agreement.

(i)                                     Shareholder Patent Licenses. The Seller shall have caused each of Nokia and Siemens to deliver the Shareholder Patent Licenses agreements agreed to prior to the date of this Agreement in the form attached hereto as Exhibit R between the Purchaser and Nokia and Siemens, respectively. For greater certainty, any and all costs related to such licenses shall be borne by the Seller Group and that payment required under Section 3.2 of the Shareholder Patent Licence agreement with Siemens Aktiengesellschaft will be borne by the Seller.

(j)                                    Change of Control. None of ****** or any of their respective Affiliates shall have, directly or indirectly, acquired or otherwise come to own, manage, operate, control or participate in the ownership, management, operation or control of the Seller or a substantial proportion of the Business including its Affiliates.

(k)                                 Seller’s Affiliates. On or before the Initial Closing Date, the Seller shall:

(i)                                     provide the Purchaser with a list of its Affiliates that it wishes to initially qualify to place Orders under the Strategic Supply and Technology Agreement;

(ii)                                  financial information in respect of each such Affiliate sufficient to permit the Purchaser to determine the creditworthiness of each such Affiliate; and

(iii)                               such other information as may reasonably be requested by the Purchaser, solely for the purpose of making the determination in clause (ii) above.

ARTICLE 7
TERMINATION OF AGREEMENT

7.1                               Termination.

This Agreement may be terminated at any time prior to the Initial Closing:

(a)                                 by mutual written consent of DragonWave, the Purchaser and the Seller;

(b)                                 by the Seller, if the Purchaser shall have breached any representation or warranty in Article 4 or failed to comply with any covenant or agreement in Article 5 applicable to the Purchaser that would cause any of the conditions set forth in Section 6.1(a) or Section 6.1(b) respectively not to be satisfied, and such condition is incapable of being satisfied by the Termination Date; provided, however, that the Seller is not then in material breach of this Agreement;

(c)                                  by the Purchaser, if the Seller shall have breached any representation or warranty in Article 3 or failed to comply with any covenant or agreement in Article 5 applicable to the Seller that would cause any of the conditions set forth in Section 6.2(a) or Section 6.2(b) respectively not to be satisfied, and such condition is incapable of being satisfied by the Termination Date; provided, however, that the Purchaser is not then in material breach of this Agreement;

(d)                                 by either the Purchaser or the Seller for any reason if the Initial Closing of the Transactions has not occurred on or before the close of business on 1 September 2012 (the “Termination Date”), unless otherwise mutually agreed in writing by the parties, or such later date as the parties may agree in writing; provided, however, that a party cannot terminate this Agreement under this provision if the failure of the Initial Closing to occur is primarily the result of the failure on the part of such party to perform any of its obligations hereunder or under any Ancillary Agreement (except the failure on the part of such party to satisfy a closing condition over which such party has no control); provided, further, that the Termination Date will be extended for an additional period necessary for either party, as applicable, to satisfy the conditions set forth in Sections 6.1(e) or 6.2(e), as applicable (except in circumstances contemplated by subsection (c) hereof), but with a maximum extension of 120 days;

(e)                                  by either the Purchaser or the Seller if any Governmental Entity has issued a final, non-appealable order, injunction, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Transactions; provided, however, that this provision will not be available to any party whose failure to comply with its obligations contained in this Agreement has been the primary cause of, or has primarily resulted in, such order, injunction, decree or ruling;

(f)                                   by the Seller, on or after the 60th day after notice to the Purchaser that the conditions set forth in Section 6.1 and Section 6.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Initial Closing) and the Initial Closing should have occurred in accordance with Section 2.5, if the Initial Closing shall not have occurred because the Purchaser shall have failed to comply with its obligations to consummate the Initial Closing;

(g)                                  by the Purchaser, on or after the 60th day after notice to the Seller that the conditions set forth in Section 6.1 and Section 6.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Initial Closing) and the Initial Closing should have occurred in accordance with Section 2.5, if the Initial Closing shall not have occurred because the Seller shall have failed to comply with its obligations to consummate the Initial Closing; or

(h)                                 by the Purchaser, on the 30th day after notice to the Seller that a Business Material Adverse Effect has occurred; provided that such Business Material Adverse Effect has not been cured.

Any valid termination of this Agreement in accordance with this Section 7.1 shall become effective by the delivery of written notice by the terminating party to the other party.

7.2                               Effect of Termination.

Upon valid termination of this Agreement in accordance with this Article 7, this Agreement and the rights and obligations of the parties under this Agreement and the Ancillary Agreements automatically end without any Liability against any party, and each party shall bear its own costs and expenses incurred in connection with or arising out of this Agreement, and no party shall have any further liability or obligation relating to or arising out of this Agreement, except that nothing in this Section 7.2 relieves any party from Liability for the breach of any provisions of this Agreement prior to termination, and the provisions of Section 5.5 (Confidentiality), this Section 7.2 (Effect of Termination), Section 7.3 (Termination Fee) and Article 11 will remain in force and survive any termination of this Agreement. If any party terminates this Agreement pursuant to this Article 7, each party will comply with the NDA regarding the return and destruction of any documents furnished to the other party in connection with this Agreement.

7.3                               Termination Fee.

(a)                                 In the event that this Agreement is terminated by the Seller pursuant to Section 7.1(b) or Section 7.1(f), the Purchaser shall pay to the Seller, or as the Seller may otherwise direct, within ten Business Days of the termination of this Agreement by the Seller, the amount of €****** (the “Termination Fee”) as liquidated damages in immediately available funds to an account designated by the Seller. [Termination Fee amount redacted]

(b)                                 Notwithstanding anything to the contrary in this Agreement including for greater certainty Section 11.11 (Remedies Cumulative; Specific Performance), and except in the case of termination of this Agreement by the Seller as a result of a Purchaser Intentional Breach, the Seller’s right to receive payment of the Termination Fee, when and if payable pursuant to Section 7.3(a), shall be the sole and exclusive remedy (whether in contract or tort, at Law or in equity, or otherwise) of the Seller against the Purchaser, DragonWave or any other member of the Purchaser Group (including any of their directors, officers or shareholders) or any of the Purchaser Group’s lenders or financing sources, for any loss suffered as a result of the Purchaser’s failure to effect the Initial Closing, and upon payment of such amount none of the Purchaser, DragonWave or any other member of the Purchaser Group (including any of their directors, officers or shareholders), or any of the Purchaser Group’s lenders or financing sources, shall have any further liability or obligation relating to or arising out of this Agreement.

(c)                                  A “Purchaser Intentional Breach” is wilful breach by the Purchaser or DragonWave of this Agreement that is intended to result in the non-consummation of the Initial Closing. The parties agree that a failure by the Purchaser or any other member of the Purchaser Group to effect the Initial Closing by reason of DragonWave’s failure to obtain the financing contemplated by the Comerica/EDC commitment letter provided to the Purchaser prior to the date of this Agreement, shall not be a “Purchaser Intentional Breach”, provided however that DragonWave shall have made Reasonable Efforts to secure such financing or alternative financing on terms and conditions that are acceptable to DragonWave, acting reasonably.

ARTICLE 8
INDEMNIFICATION

8.1                               Indemnification by the Seller.

(a)                                 From and after the Initial Closing Date, the Seller will indemnify, defend and hold harmless DragonWave, the Purchaser and their respective Affiliates (collectively, the “Purchaser Indemnitees”) from and against any and all Losses (other than Losses with respect to Taxes, for which the provisions of Section 9.1(a) will govern) incurred by the Purchaser Indemnitees arising out of or resulting from any claim or Legal Proceeding by any Person against any Purchaser Indemnitee with respect to any Excluded Liability (whether arising prior to or after the Initial Closing Date).

(b)                                 ******.

(c)                                  ******.

8.2                               Indemnification by the Purchaser.

From and after the Initial Closing and subject to the Survival Periods, the Purchaser will indemnify, defend and hold harmless the Seller and its Affiliates (collectively, the “Seller Indemnitees”) from and against any and all Losses (other than Losses with respect to Taxes, for which the provisions of Section 9.1(b) will govern) incurred by the Seller Indemnitees arising out of or resulting from any claim or Legal Proceeding by any Person against any Seller Indemnitee with respect to:

(a)                                 without limiting the rights of the Purchaser Indemnitees pursuant to Section 8.1, the non-payment or performance after the Applicable Closing Date by the Purchaser of the Assumed Liabilities; or

(b)                                 the Purchaser’s operation of the Business after the Applicable Closing Date.

8.3                               Claim Procedure.

(a)                                 Claim Notice. A party which seeks indemnity under this Article 8 or Article 9 or damages for breach of Seller Representation or Purchaser Representation under Article 3 or Article 4 (an “Indemnified Party”) will give prompt written notice of any pending or threatened claim, demand or circumstance that the Indemnified Party has determined has given or would reasonably be expected to give rise to such right of indemnification or claim for breach under this Agreement (a “Claim Notice”) to the party from whom such claim is to be brought (an “Indemnifying Party”). The Claim Notice must contain (i) a description and, if known, estimated amount (the “Claimed Amount”) of any Losses incurred or reasonably expected to be incurred by the Indemnified Party, (ii) a reasonable explanation of the basis for the Claim Notice to the extent of facts then known by the Indemnified Party (including any supporting documents required by Section 8.3(d)), and (iii) a demand for payment of those Losses; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article 8 except to the extent the Indemnifying Party is prejudiced by such failure, it being understood that notices for claims in respect of a breach of a representation, warranty, covenant or agreement must be delivered prior to the expiration of any applicable survival period specified in Section 8.4 for such representation, warranty, covenant or agreement.

(b)                                 Response to Notice of Claim. Within 60 days after delivery of a Claim Notice, the Indemnifying Party will deliver to the Indemnified Party a written response (the “Response”) in which the Indemnifying Party will agree that the Indemnified Party is entitled to receive all of the Claimed Amount, and, within 45 days of the Indemnified Party’s receipt of the Response, the Indemnifying Party will pay the Claimed Amount to the Indemnified Party in accordance with a payment and distribution method reasonably acceptable to the Indemnified Party. If no Response is delivered by the Indemnifying Party to the Indemnified Party within such 60-day period, the Indemnifying Party is deemed to have disputed that the Indemnified Party is entitled to receive any of the Claimed Amount.

(c)                                  Contested Claims. In the event that the Indemnifying Party disputes (or is deemed to have disputed) the Claimed Amount, such dispute will be governed by, and subject to the terms of, Section 11.1 hereof.

(d)                                 Third Party Claims.

(i)                                     In the event that the Indemnified Party receives notice or otherwise learns of the assertion by a Person other than a Purchaser Indemnitee or Seller Indemnitee of any claim, suit, audit or other proceeding (including any Tax Contest) with respect to which the Indemnifying Party may be liable under Article 3, Article 4, Article 8 or Article 9 (a “Third Party Claim”), the Indemnified Party will provide a Claim Notice to the Indemnifying Party as soon as practicable but in no event later than 20 Business Days thereafter. Such Claim Notice will be accompanied by reasonable supporting documentation submitted by such third party (to the extent then in the possession of the Indemnified Party) and will describe in reasonable detail the facts constituting the basis for such claim, suit, audit or proceeding and the amount of the claimed damages (in each case to the extent known or reasonably ascertainable by the Indemnified Party); provided, however, that no delay or deficiency on the part of the Indemnified Party in so notifying the Indemnifying Party will relieve the Indemnifying Party of any Liability hereunder except to the extent the Indemnifying Party’s ability to remedy, contest, defend or settle with respect to such Third Party Claim is actually prejudiced thereby.

(ii)                                  Within 30 days after receipt of such notification pursuant to Section 8.3(d)(i), the Indemnifying Party may, upon written notice to the Indemnified Party, assume control of the defence of such claim, suit, audit or proceeding with counsel reasonably satisfactory to the Indemnified Party, strictly at the cost and expense of the Indemnifying Party. If the Indemnifying Party does not so assume control of such defence, the Indemnified Party will control such defence. All recovery of any attorney fees, court costs and similar expenses as a result of any such claim, audit or proceeding shall belong solely to the party controlling such defence.

(iii)                               The party not controlling such defence (the “Non-controlling Party”) may participate therein at its own expense, subject to any limitations that are reasonably required to preserve any applicable privilege or third party confidentiality obligation. The party controlling such defence (the “Controlling Party”) shall select counsel, contractors and consultants of recognized standing and competence and shall take all steps reasonably necessary in the defence of such Third Party Claim. The Controlling Party will keep the Non-controlling Party reasonably advised of the status of such claim, suit, audit or proceeding and the defence thereof (subject to any limitations that are reasonably required to preserve any applicable privilege or third party confidentiality obligation) and will consider in good faith recommendations made by the Non-controlling Party with respect thereto. The Non-controlling Party will furnish the Controlling Party with such information as it may have with respect to such claim, suit, audit or proceeding (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and will otherwise cooperate with and assist the Controlling Party in the defence of such claim, suit, audit or proceeding.

(iv)                              The Indemnifying Party will not agree (or allow any Affiliate to agree) to any settlement of, or the entry of any judgment arising from, any such claim, suit, audit or proceeding without the prior written consent of the Indemnified Party, which will not be unreasonably withheld, delayed or conditioned; provided, however, that the consent of the Indemnified Party will not be required if the Indemnifying Party agrees in writing to pay any amounts payable pursuant to such settlement or judgment and such settlement or judgment includes a full, complete and unconditional release of the Indemnified Party from further Liability with respect to such claim. The Indemnified Party will not agree (or allow any Affiliate to agree) to any settlement of, or the entry of any judgment arising from, any such claim, suit, audit or proceeding without the prior written consent of the Indemnifying Party, which will not be unreasonably withheld, delayed or conditioned; provided that the Indemnifying Party shall not encumber any of the material assets of any Indemnified Party or agree to any restriction or condition that would apply to or materially adversely affect any Indemnified Party or the conduct of any Indemnified Party’s business; provided further that, notwithstanding anything to the contrary in this Section 8.3(d), the Seller shall not agree to any settlement or other disposition of, or the entry of any judgment arising from, any Tax Contest without the prior written consent of the Purchaser (which will not be unreasonably withheld, delayed or conditioned) if such settlement or disposition could reasonably be expected to increase the amount of Taxes (other than Excluded Taxes) imposed on the Purchaser or the amount of Transfer Taxes or VAT.

8.4                               Survival of Representations, Warranties and Covenants; Survival Period.

The Seller Representations, Purchaser Representations, other representations, warranties, covenants and agreements contained in this Agreement shall survive the Applicable Closing and expire as follows (the period from the Applicable Closing Date through the relevant expiration date being referred to as the “Survival Period” in this Agreement):

(a)                                 the representations and warranties of the Seller set forth in Section 3.2 (Authorization), and the first sentence of Section 3.6 (Assets), and of the Purchaser set forth in Section 4.2 (Authorization), will survive until the latest date permitted by law;

(b)                                 the representations and warranties of the Seller set forth in Section 3.5 (Tax Matters), and the Seller’s covenant to pay Taxes pursuant to Section 9.1(a), will survive the Applicable Closing until the expiration of the applicable statute of limitations (including any extensions or waivers thereof);

(c)                                  the representations and warranties of the Seller set forth in Section 3.15 (Environmental Matters) will survive the Applicable Closing and expire on the third anniversary of the Applicable Closing Date;

(d)                                 all other Seller Representations and Purchaser Representations will survive the Applicable Closing and expire ****** following the Applicable Closing Date; and [Term of survival period redacted]

(e)                                  all other covenants and agreements of the parties contained in this Agreement or in any certificate or other writing delivered pursuant thereto or in connection therewith will survive Applicable Closing until the expiration of the applicable statute of limitations (including any extension or tolling thereof) or for the shorter period explicitly specified therein, except that for such covenants and agreements that survive for such shorter period, breaches thereof will survive indefinitely until the expiration of the applicable statute of limitations (including any extension or tolling thereof).

If an Indemnified Party delivers to an Indemnifying Party, before expiration of the applicable Survival Period, either a Claim Notice based on the fact that an Indemnified Party has incurred Losses, or a notice that, as a result of a legal proceeding instituted by or claim made by a third Person, the Indemnified Party reasonably expects to incur Losses (an “Expected Claim Notice”), then the applicable representation, warranty, indemnity, covenant or agreement will survive until, but only for purposes of, the resolution of the matter covered by such notice. If the legal proceeding or written claim with respect to which an Expected Claim Notice has been given is definitively withdrawn or resolved in favour of the Indemnified Party, the Indemnified Party will promptly so notify the Indemnifying Party.

8.5                               Limitations.

(a)                                 Liability of the Seller and Purchaser.

(i)                                     Other than with respect to Losses incurred in connection with the Excluded Liabilities and for indemnities and payments by the Seller required as set forth in Section 8.1(b), Section 8.1(c), Section 10.12 (Finished Goods Inventory) and Section 10.17 (******) the Seller Indemnitees aggregate Liability for all Losses under this Agreement (whether under this Article 8, Article 9 or otherwise) and the Ancillary Agreements (excluding the Strategic Supply and Technology Agreement, the SSTA Side Letter, the Manufacturing Agreement and the other agreements and instruments contemplated in such agreements) will in no event exceed €******. For the avoidance of any doubt, any amount to be paid by the Seller in relation to any Liabilities related to employees as contemplated by Section 1.4(g) (including any attorney fees, court costs or similar expenses) shall not be taken into consideration in the calculation of the maximum Liability of the Seller set forth above. [Limitation of liability redacted]

(ii)                                  The Purchaser Indemnitees and the Seller Indemnitees, respectively, will not be entitled to recover for any Losses arising under any Seller Representations or Purchaser Representations unless and until such time as the total amount of Losses that have been incurred by any one or more of the Purchaser Indemnitees or the Seller Indemnitees under the Seller Representations or Purchaser Representations exceeds €****** (the “Threshold”). If the total amount of such Losses exceeds the Threshold, then the Purchaser Indemnitees or the Seller Indemnitees, as applicable, will be entitled to be indemnified for all Losses from the first dollar of Losses. [Minimum limitation amount redacted]

(iii)                               For purposes of this Article 8 and without limiting the effect of any other limitation contained in this Article 8, (A) no Seller Representation is deemed to be or have been inaccurate if the Purchaser had actual knowledge of such inaccuracy as of the date of this Agreement, and (B) no Purchaser Representation is deemed to be or have been inaccurate if the Seller had actual knowledge of such inaccuracy as of the date of this Agreement; provided, however, that the party asserting that the other party had knowledge shall have the burden of proving such knowledge. Subject to Section 5.9(a), (x) no investigation by the Purchaser or the Seller following the date hereof shall affect the Seller Representations and the Purchaser Representations, respectively, and (y) such Seller Representations and Purchaser Representations shall not be affected or deemed waived by reason of the fact that the Purchaser or the Seller, respectively, learned after the date hereof that any of the same is or might be inaccurate in any respect.

(b)                                 Other Limitations.

(i)                                     The amount of any and all Losses for which indemnification or damages for breach of Seller Representation or Purchaser Representation is provided pursuant to this Article 8 or Article 9 will be net of any Tax Benefit to which an Indemnified Party is entitled by reason of payment of such Liability (taking into account any Tax cost or reduction in such Tax Benefits by reason of receipt of the indemnification payment) and any amounts of any credits, discounts, insurance proceeds, indemnification payments, contribution payments or reimbursements to the extent actually received by, or paid in kind to, the Indemnified Party with respect to such Losses or any of the circumstances giving rise thereto. In connection therewith, if, at any time following payment in full by the Indemnifying Party of any amounts of Losses due hereunder, the Indemnified Party receives any credits, discounts, insurance proceeds, payments, contribution payments or reimbursements relating to the circumstances giving rise to such Losses, the Indemnified Party will promptly remit to the Indemnifying Party such credits, discounts, proceeds, payments or reimbursements in an amount not to exceed the amount of the corresponding indemnification payment made by the Indemnifying Party. Notwithstanding anything herein to the contrary, no Indemnified Party shall be entitled to indemnification or reimbursement under any provision of this Agreement for any amount to the extent such Person or its Affiliate has been indemnified or reimbursed for such amount under any other provision of this Agreement or any Ancillary Agreement.

(ii)                                  When the Purchaser receives any sum from any third party (including, without limitation, under any insurance policy) which would not have been received but for the circumstances giving rise to a Claim and that sum was not taken into account in calculating the damages payment in respect of that Claim recovered from the Seller then to the extent that the Purchaser was over compensated the Purchaser shall forthwith repay to the Seller an amount equal to the lesser of:

A.                                    the sum recovered less all reasonable costs, charges and expenses incurred by the Purchaser in recovering that sum from the third party; and

B.                                    any damages actually received by the Purchaser from the Seller in respect of that Claim.

(iii)                               The Seller shall not be liable, and no Claim shall be made by the Purchaser Indemnitees, in respect of any Claim:

A.                                    to the extent that the Claim would not have arisen but for a change in legislation made after the date of this Agreement (whether relating to taxation, rates of taxation or otherwise) or the withdrawal of any extra-statutory concession previously made by the Inland Revenue or other taxing authority (whether or not the change purports to be effective retrospectively in whole or in part); and

B.                                    if the Claim arises from any act, matter or thing done or omitted to be done by the Seller at the express request of or with the express approval of the Purchaser, if it was reasonably apparent to the Purchaser that such act, matter or thing would otherwise result in a Claim.

(iv)                              Without prejudice to any duty it may have at common law or otherwise the Purchaser shall use all reasonable endeavours to mitigate any loss or damage which it may suffer in consequence of any breach by the Seller of the provisions of this Agreement.

(v)                                 Notwithstanding any other provisions of this Agreement to the contrary, the Indemnifying Party shall not be liable to any Indemnified Party to the extent that any Indemnified Party affirmatively causes or contributes to, or knowingly fails to take actions that causes or contributes to, the conditions giving rise to any relevant Losses; provided, however, that this limitation on the Indemnifying Party’s indemnification obligations shall apply only to the extent of the Indemnified Party’s cause or contribution to the Loss. For the avoidance of doubt, with regard to environmental matters, notwithstanding anything to the contrary in this Agreement, the Seller shall not be responsible for any Losses to the extent that such Losses are (A) caused or exacerbated by (1) voluntary disclosure to a Governmental Entity (that is not required by applicable Environmental Laws or Environmental Permits), (2) a post Applicable Closing release of Hazardous Material by the Purchaser (or an Affiliate or successors or assigns of the foregoing) or (3) a post Applicable Closing violation of Environmental Law, or (B) discovered as the result of any sampling of air, surface water, groundwater, soil or other media by or on behalf of the Purchaser (or an Affiliate or successors or assigns of the foregoing), unless such sampling is (1) required by applicable Environmental Law, (2) a response to a material threat to human health or the environment or (3) conducted in connection with any expansion of a facility, provided that, the Purchaser shall provide prior written notice to the Seller of any sampling pursuant to (B)(1) or (B)(3) above and afford the Seller the opportunity to be present at the site at the time of such sampling, and provided further that the Purchaser shall notify the Seller of any sampling required pursuant to (B)(2) above as promptly as possible thereafter and afford the Seller the opportunity to be present at the site at the time of any future related sampling; provided, further, however that failure to provide such notice to the Seller shall not relieve the Seller of any liability hereunder except to the extent the Seller is actually prejudiced thereby.

8.6                               Exclusive Remedy.

(a)                                 Subject to Section 8.6(b) below, from and after the Initial Closing, the sole and exclusive remedy of any Purchaser Indemnitee with respect to any and all Losses arising in connection with any Excluded Liabilities will be pursuant to the indemnification obligations set forth in Section 8.1 and Section 9.1(a). From and after the Initial Closing, the sole and exclusive remedy of any Seller Indemnitee with respect to any and all Losses arising in connection with any Assumed Liabilities will be pursuant to the indemnification obligations set forth in Section 8.2 and Section 9.1(b). The foregoing will not prohibit the parties from seeking injunctive relief from a court of competent jurisdiction to prevent any failure or breach or to specifically enforce this Agreement or any of the terms or provisions hereof.

(b)                                 Either party may, at any time and without notice to the other, set off any liability of the other party under or in relation to this Agreement against any liability of the other party under or in relation to this Agreement (in either case however arising and whether any such liability is present or future, liquidated or unliquidated and irrespective of the currency of such liability). Any exercise by any party of its rights under this Section 8.6(b) shall be without prejudice to any other rights or remedies available to that party under this Agreement or otherwise.

8.7                               Exercise of Remedies by Persons Other than the Parties.

No Purchaser Indemnitee (other than the Purchaser or any successor or assignee of the Purchaser) is entitled to assert any indemnification claim under this Agreement unless the Purchaser (or any successor or assignee of the Purchaser) consents to the assertion of the indemnification claim. No Seller Indemnitee (other than the Seller or any successor or assignee of the Seller) is entitled to assert any indemnification claim under this Agreement unless the Seller (or any successor or assignee of the Seller) consents to the assertion of the indemnification claim.

ARTICLE 9
TAX MATTERS

9.1                               Liability and Indemnification for Taxes.

(a)                                 The Seller will indemnify the Purchaser Indemnitees against all Excluded Taxes and any reasonable costs and expenses related thereto incurred by Tax advisors of the Purchaser Indemnitees in connection with defending the assessment of any Excluded Tax during the course of any audit or other proceedings initiated by a Governmental Entity.

(b)                                 The Purchaser will indemnify the Seller Indemnitees against (i) all Taxes imposed against the Seller that are attributable to the Purchaser’s use of the Acquired Assets during any Post-Closing Period, (ii) any Taxes resulting from the breach of any covenant or other obligation of the Purchaser under this Article 9, and (iii) any Taxes of, or relating to, the Acquired Assets that are not

Excluded Taxes. Any Seller Indemnitee seeking indemnity under this Article 9 will comply with the claims procedure set forth in Section 8.3 (Claim Procedure).

(c)                                  With respect to any Straddle Period, Taxes will be allocated between the portion of the period ending on the Applicable Closing Date and the portion of the period beginning on the day after the Applicable Closing Date by closing the books at the end of the Applicable Closing Date, except that (i) Tax items of a periodic nature or measured by the level of any item, such as real and personal ad valorem property Taxes and depreciation allowances calculated on an annual or periodic basis, will be allocated by apportioning a pro-rata portion of such Taxes to each day in the relevant Straddle Period and (ii) Tax items resulting from activities or transactions on the Applicable Closing Date, but after the Applicable Closing, that are not in the Ordinary Course will be treated as occurring on the day after the Applicable Closing Date.

(d)                                 Any applicable sales, transfer, stamp, stock transfer or similar Taxes that are, or become due and payable as a result of the Transactions, whether such Taxes are imposed on the Acquired Assets, the Seller or the Purchaser (such Taxes, the “Transfer Taxes”), will be paid by the Purchaser. The Purchaser shall coordinate the payment of any Transfer Taxes to the applicable Governmental Entity (and, as applicable, shall provide to the Seller reasonable evidence of such payment) on or prior to the date such Transfer Taxes are due. The parties will cooperate with each other in minimizing the amount of any Transfer Taxes to the extent permitted by applicable Law (including the provision of any information or preparation of any documentation that may be necessary or useful for obtaining any available mitigation, reduction or exemption from any such Transfer Taxes). Any Tax Returns that are required to be filed with respect to any Transfer Taxes will be prepared and filed by the Purchaser. If the Purchaser fails to pay any Transfer Taxes in accordance with the terms hereof and in a timely manner, it shall be responsible for any fees, penalties or other expenses to the extent resulting therefrom. For greater certainty, such Transfer Taxes do not include income Taxes or capital gains Taxes, and withholding Taxes shall be addressed as set forth in Section 9.2 below.

(e)                                  The amount of any payment for a supply of goods or services or the value of any supply made or deemed to have been made pursuant to this Agreement or any Ancillary Agreement will be exclusive of any applicable VAT properly chargeable on the supply. The amount of any such applicable VAT will be paid by the Purchaser in addition to any payment due under this Agreement and any Ancillary Agreement at the time the supply is made. In the event that any VAT is imposed upon or imposed against the Seller, the Seller will promptly notify the Purchaser of the VAT amount on a valid VAT invoice. Upon receipt thereof, the Purchaser will promptly remit to the Seller the amount specified in such VAT invoice, and the Seller will make any payments to the applicable Governmental Entities as required under applicable Law. The parties will cooperate with each other in the provision of any information or preparation of any documentation that may be necessary or useful for obtaining any available mitigation, reduction or exemption of VAT or for seeking a refund or credit of VAT. Any Tax Returns that are required to be filed with respect to VAT will be prepared and filed by the party that customarily has primary responsibility for filing such Tax Return pursuant to the applicable Law.

(f)                                   All obligations of the Seller under this Section 9.1 shall represent the sole and exclusive indemnity obligation for Taxes and all of the Seller’s obligations for Taxes under this Section 9.1 shall be subject to the limitations provided for in Section 8.5 (Limitations).

9.2                               Withholding Taxes.

(a)                                 The Purchaser will be entitled to deduct and withhold from the Purchase Price or any other payment made or deemed to have been made pursuant to this Agreement and any of the Ancillary Agreements such amounts as the Purchaser is required to deduct and withhold under the applicable Tax laws with respect to the making of such payment. All amounts properly withheld and deducted shall be treated as paid to the applicable recipient to the extent that such amounts are properly remitted to the appropriate Governmental Entity.

(b)                                 To the extent the Purchaser believes that it is required to deduct or withhold from the Purchase Price or any payment made or deemed to have been made pursuant to this Agreement or any Ancillary Agreements, the Purchaser shall provide the Seller with timely notice of its intent to withhold, the amount it believes it is required to withhold, and the legal basis for the withholding requirement. To the extent the Seller timely raises any objections to the requirement to withhold (or determination of the amount of withholding), the Purchaser shall work in good faith with the Seller to resolve any differences as to the requirement to withhold and the amount of required withholding.

9.3                               Allocation of Purchase Price.

(a)                                 The Seller will prepare an allocation statement allocating the Purchase Price (including for purposes of this Section 9.3, any other value to the Seller for Income Tax purposes, including the relevant portion of Assumed Liabilities (the “Enterprise Value”)) among the Acquired Assets (the “Proposed Allocation Statement”). The Proposed Allocation Statement will be sent to the Purchaser within 90 Business Days following the Initial Closing Date. Within 30 Business Days after the receipt of the Proposed Allocation Statement, the Purchaser will propose any changes or will indicate its concurrence therewith. In the event that the Purchaser does not concur with the Proposed Allocation Statement, the Purchaser and the Seller will attempt to reach agreement on the allocation of the Enterprise Value among the Acquired Assets in a manner consistent with applicable Income Tax Law.

(i)                                     If the Purchaser and the Seller reach agreement on such allocation (an “Agreed Allocation”), the Purchaser and the Seller will, and will cause each applicable Affiliate to: (A) file all Tax Returns for Income Taxes consistent therewith; (B) promptly inform each other of any challenge by any Governmental Entity to the Agreed Allocation; and (C) consult with and keep one another informed with respect to the status of, and any discussion, proposal or submission with respect to, any challenge to the Agreed Allocation.

(ii)                                  If the Purchaser and the Seller do not reach an Agreed Allocation within six months after the Initial Closing Date, the Purchaser and the Seller will each prepare its own allocation of the Enterprise Value among the Acquired Assets to be used by such party and its Affiliates.

(b)                                 For the purposes of this Section 9.3, any payments made pursuant to Article 7 (Termination of Agreement) or Article 8 (Indemnification) or breach of Seller Representation hereof will be treated as adjustments to the Purchase Price and the parties shall make appropriate adjustments to any allocation (whether or not an Agreed Allocation) to reflect any adjustments to the Purchase Price.

(c)                                  Notwithstanding the foregoing, but solely to the extent the Purchaser and the Seller are required by applicable Law to agree on the amount or value of a particular Acquired Asset for purposes of any Transfer Taxes, the Purchaser and the Seller will mutually agree on a good faith estimate of the fair market value of such asset prior to the date any Transfer Tax filing is required to be made or any such Transfer Tax payment is required to be paid (including applicable extensions). The Purchaser and the Seller understand and agree that any agreement reached pursuant to this Section 9.3(c) is reached solely for purposes of Transfer Tax filings and payments required under applicable Law, and will in no way be regarded by the parties as conclusive with respect to the allocation described in Section 9.3(a) unless required under applicable Law.

9.4                               Tax Refunds and Tax Benefits.

(a)                                 Any Tax refund, credit or similar benefit (including any interest paid or credit with respect thereto) (a “Tax Refund”) relating to Excluded Taxes (or that is otherwise an Excluded Asset) or Taxes that the Seller is responsible for pursuant to Section 1.4(a), will be the property of the Seller, and if received by the Purchaser will be paid over promptly to the Seller.

(b)                                 With respect to any Tax Refund to which either the Seller or the Purchaser is entitled pursuant to Section 9.4(a) (the “Refund Recipient”), (i) at the request of the Refund Recipient, the other party (the “Refund Payor”) shall file (or cause its relevant Affiliate to file) for such Tax Refund; and (ii) any payment to the Refund Recipient shall be net of any additional amounts of Taxes that are imposed on the Refund Payor or any of its Affiliates as a result of the Refund Payor or any of its Affiliates filing for and obtaining such Tax Refund.

9.5                               Cooperation.

(a)                                 Each of the Seller and the Purchaser agree that it will (and will cause its respective Affiliates to):

(i)                                     Provide assistance to the other party as reasonably requested in preparing and filing Tax Returns, responding to Tax Contests, and recovering any VAT or Transfer Tax, in each case, relating to Taxes concerning Acquired Assets, or the Business;

(ii)                                  Make available to the other party as reasonably requested all information, records and documents relating to Taxes concerning the Acquired Assets and the Business (including, for the avoidance of doubt, any information, records and documents relating to potentially available scientific research and experimental development or other similar Tax credits under applicable Law with respect to the Acquired Assets and the Business (“Technical Records”) but excluding Tax Returns;

(iii)                               Retain any Tax Returns and other books and records (including, for the avoidance of doubt, any Technical Records) that could reasonably be expected to be necessary or useful in connection with any preparation or filing by any other party of any Tax Returns concerning Acquired Assets or the Business (including, for the avoidance of doubt, obtaining any scientific research and experimental development or other similar Tax credit under applicable Law with respect to the Acquired Assets or the Business), or any Tax Contest or other examination or proceeding relating to Taxes concerning the Acquired Assets or the Business. Such books and records will be retained until the expiration of the applicable statute of limitations (including extensions thereof); and

(iv)                              Execute any powers of attorney or other documents that will allow an Indemnifying Party to take control of a Tax Contest as contemplated by Section 8.3 (Claim Procedure).

(b)                                 Nothing in this Section 9.5 shall require that any party retain any Technical Records that would not be retained in its normal course of business (or as necessary to comply with applicable Tax Laws) or to provide Technical Records in any form that is materially different than in the form the Technical Records are maintained by such party.

(c)                                  The Purchaser shall not engage in any activities or transactions with any Acquired Asset on or before the Initial Closing Date that are not in the Ordinary Course, and any Taxes resulting from such activities or transactions shall be treated for all purposes of this Agreement as being incurred in a Post-Closing Period.

ARTICLE 10
OTHER AGREEMENTS AND POST-CLOSING COVENANTS

10.1                        Further Assurances.

(a)                                 Without limiting the other provisions of this Agreement, upon the terms and subject to the conditions herein, prior to and following the Initial Closing, each party agrees to (i) cooperate fully with the other party and to execute such further instruments, documents and agreements, and to give such further written assurances, as may be reasonably requested by any other party to evidence and reflect better the Transactions and to carry into effect the intents and purposes of this Agreement and (ii) use their Reasonable Efforts before and after the Initial Closing Date to take or cause to be taken all action, to do or cause to be done, and to assist and cooperate with the other party hereto in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective, in the most expeditious manner practicable, the Transactions. In connection therewith, each party agrees to comply, and will cause its applicable Affiliates to comply, with its respective pre Applicable Closing commitments, obligations and covenants under the Ancillary Agreements.

(b)                                 Without limiting the foregoing, with reference to the Transition Services Agreement, each party agrees that, from the date hereof through Closing, it will cooperate fully with the other party in further developing the Transition Services Agreement and identifying and agreeing in good faith upon the Transition Services (as defined in the Transition Services Agreement) and the details thereof to be set forth on the Annexes thereto in respect of such Transition Services as reasonably necessary for the transfer of the Business to the Purchaser Group. Except as set forth on the Annexes to the Transition Services Agreement, the Transition Services will be limited to those services performed for the Business immediately prior to the date of this Agreement unless specifically, and on a case-by-case basis, agreed to by the Seller.

10.2                        Wrong Pocket.

In the event that the Seller receives any payment related to any Acquired Asset after the Applicable Closing, the Seller agrees to promptly remit (or cause to be promptly remitted) such funds to the Purchaser. In the event that the Purchaser receives any payment related to any Excluded Asset after the Applicable Closing, including any Accounts Receivable, the Purchaser agrees to promptly remit such funds to the Seller. In the event that any Acquired Asset has not been included in the schedule of Acquired Assets or in the Capital Lease Agreement, the Seller agrees to promptly notify the Purchaser and the Parties shall cooperate to amend such schedule to include such Acquired Asset.

10.3                        Cooperation; Records and Documents.

(a)                                 In the event and for so long as either party (the “Contesting Party”) is actively contesting, defending against, or undertaking any activity or internal investigation in preparation for or that may be expected to result in any Legal Proceeding in connection with or related to (i) any transaction contemplated under this Agreement or the Ancillary Agreements or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction on or prior to the Initial Closing Date involving the Business, the other party shall (x) cooperate with the Contesting Party and its counsel in the contest, defence, or internal investigation, (y) make available its personnel, and (z) provide such testimony and access to its books and records, in each case as may be necessary in connection with the contest, defence, or investigation, at the sole cost and expense of the Contesting Party (unless the Contesting Party is entitled to indemnification therefor under Article 8). The parties further agree that any such contest, defence, or internal investigation related to an indemnification claim under Article 8 or Article 9 shall be treated as a Third Party Claim after the Initial Closing Date, even if first brought to the attention of the Seller or the Purchaser by a source other than a third party. The provisions of this Section 10.3(a) shall not be applicable in the case of any Legal Proceeding by one party to this Agreement against the other.

(b)                                 Following the Initial Closing Date, the Seller shall grant to the Purchaser and its representatives, at the Purchaser’s reasonable request (subject to any limitations that are reasonably required to preserve any applicable privilege or third party confidentiality obligation), reasonable access during normal business hours and under reasonable circumstances to, and the right to make copies at Purchaser’s sole expense of, those records and documents in the Seller’s possession related to the Business, the Acquired Assets or the Assumed Liabilities as may be reasonably necessary for the Purchaser Group’s operation of the Business after the Initial Closing, other than Tax Returns. Following the Initial Closing Date, the Purchaser shall grant to the Seller and its representatives, at the Seller’s reasonable request (subject to any limitations that are reasonably required to preserve any applicable privilege or third party confidentiality obligation), access during normal business hours and under reasonable circumstances to, and the right to make copies at the Seller’s sole expense of, those records and documents, other than Tax Returns covering any period prior to the Initial Closing related to the Business or the Acquired Assets as may be reasonably necessary for litigation, preparation of financial statements, tax returns and audits or other valid business purposes. If the Purchaser elects to dispose of any of such records within six years after the Initial Closing Date, the Purchaser shall first give the Seller 60 days’ written notice, during which period the Seller shall have the right to take such records without payment of consideration. If so requested by either the Seller or the Purchaser, the other party shall enter into a customary joint defence agreement with the Seller or the Purchaser with respect to any information to be provided to such party pursuant to this Section 10.3(b). All rights of access to information and documents granted under this Section 10.3 are subject to restrictions on access to classified facilities and information imposed by Governmental Entities.

10.4                        Confidential Information.

(a)                                 The Seller agrees that from and after the Closing Date it shall, and shall cause its directors, officers, employees, advisors and Affiliates to, keep the terms of this Agreement and the Transactions and the Purchaser Confidential Information (as defined below), confidential for a period of two years from the Initial Closing Date, except that the terms of this Agreement and the Transactions and any Purchaser Confidential Information may be disclosed if such disclosure is (i) required by law or any regulatory body, or (ii) necessary to establish rights under this Agreement, and except that the terms of this Agreement and the Transactions may be disclosed (x) if such disclosure is required by law or any regulatory body, or necessary to establish rights under this Agreement, or (y) to (A) the Seller’s shareholders, potential investors, potential strategic partners and financing sources in each case to the extent that they are bound to a comparable level of confidentiality as set forth in this Agreement, and (B) the Seller’s attorneys, agents and accountants (and its Affiliates) on a reasonable need-to-know basis. For purposes hereof, the term “Purchaser Confidential Information” means all information of the Purchaser and its Affiliates provided to the Seller in connection with the Transactions, in each case other than any such information that (A) is available to the public on the Initial Closing Date, or thereafter becomes available to the public other than as a result of a breach of this Section 10.4; (B) is disclosed by the Purchaser to a third party without an obligation of confidence; (C) can be shown by the Seller to have been developed by it completely independently of the Business; or (D) can be shown by the Seller to have been rightfully received completely independently from a third party without any obligation of confidence.

(b)                                 The Purchaser agrees that from and after the Initial Closing Date it shall, and shall cause its directors, officers, employees, advisors and Affiliates to, keep the terms of this Agreement and the Transactions, as well as the Seller Confidential Information, confidential for a period of two years from the Initial Closing Date, except that the terms of this Agreement and the Transactions and any Seller Confidential Information may be disclosed if such disclosure is (i) required by law or any regulatory body, or (ii) necessary to establish rights under this Agreement, and except that the terms of this Agreement and the Transactions may be disclosed (x) if such disclosure is required by law or any regulatory body, or necessary to establish rights under this Agreement, or (y) to (A) the Purchaser’s shareholders, potential investors, potential strategic partners and financing sources in each case to the extent that they are bound to a comparable level of confidentiality as set forth in this Agreement, and (B) the Purchaser’s attorneys, agents and accountants (and its Affiliates) on a reasonable need to know basis. For purposes hereof, the term “Seller Confidential Information” means all information of the Seller and its Affiliates that relates to the Excluded Assets or the Excluded Liabilities and provided to the Purchaser in connection with the Transactions or otherwise in the possession of the Purchaser or one of its Affiliates from and after the Initial Closing, other than any such information that (A) is available to the public on the Initial Closing Date, or thereafter becomes available to the public other than as a result of a breach of this Section 10.4; (B) is disclosed by the Seller to a third party without an obligation of confidence; (C) can be shown by the Purchaser to have been developed by it completely independently of the Seller; or (D) can be shown by the Purchaser to have been rightfully received completely independently from a third party without any obligation of confidence. For the purposes of this Agreement, Seller Confidential Information includes written, graphical or machine readable information that relates to trade secrets, product plans, software, vendor and customer information, business plans and data stored electronically, to the extent that any such information is not necessary or for the operations of the Business or does not relate in any way to any Acquired Asset or Assumed Liability. For greater certainty, Seller Confidential Information does not include Non-Exclusive Confidential Information (as such term is defined in the IP Agreement). The Purchaser and the Seller will use Reasonable Efforts to cooperate with the Seller or the Purchaser to identify any Confidential Information that is in the possession of any such Person.

(c)                                  If, at any time after the Initial Closing, the Purchaser or the Seller discovers that it has obtained improperly confidential information from the Seller or the Purchaser, as applicable, the Purchaser or the Seller, as applicable, will promptly notify the Seller or the Purchaser, as applicable, and based on the that party’s instructions and at the that party’s cost, transfer or cause to be transferred, such Confidential Information to that party (without retaining a copy thereof).

(d)                                 In no event will the Purchaser or any Affiliate or agent of those Persons involved in the operation of the Business advertise or hold itself out as the Seller or any Affiliate of the Seller after the Initial Closing Date.

10.5                       Assumed Contracts and Remaining Assets.

(a)                                 ******.

(b)                                 ******:

(i)                                     ******;

(ii)                                  ******:

A.                                    ******;

B.                                    ******

C.                                    ******

(iii)                               ******

(iv)                              ******.

******.

10.6                        Other Acquired Assets Not Transferred at Closing.

From and after the Applicable Closing, and subject to compliance with applicable Law, the Seller shall, or shall cause other members of the Seller Group to, hold and operate the Acquired Assets that are not transferred to a member of the Purchaser Group at the Applicable Closing (the “Remaining Assets”) at the direction of, and for the sole and exclusive benefit of, the Purchaser Group until such time as such Acquired Assets are transferred to a member of the Purchaser Group. Subject to applicable Law, the Seller and the Purchaser shall use their respective Reasonable Efforts to establish arrangements which, from and after the Applicable Closing, result in the Purchaser Group receiving all the benefits and bearing all the costs, liabilities and burdens with respect to the Remaining Assets. The Seller and the Purchaser shall cooperate in good faith prior to the Applicable Closing Date to implement such arrangements as either party reasonably may request of the other party to ensure that, to the greatest extent permitted by applicable Law, from and after the Applicable Closing, the economic benefits and burdens of the Acquired Assets and the entire Business (including the Remaining Assets) are held and borne by the Purchaser Group. At the reasonable request of the Purchaser, and subject to applicable Law and the internal policies of the Seller that have been provided to the Purchaser prior to the date hereof, the Seller shall, and shall cause other members of the Seller Group to, enter into a power of attorney or other similar arrangement with the Purchaser to allow the Purchaser to exercise its rights under this Section 10.6. The provisions of this Section 10.6 are in addition to, and do in derogation of, the provisions of Section 10.3(b).

10.7                        Real Property Matters.

(a)                                 On the Chinese Closing;

(i)                                     if the Chinese Closing occurs prior to 31 December 2012; and

the Seller and the Purchaser (or its applicable Chinese Affiliate) shall enter into a sublease arrangement for the Kaike premises on the following terms:

(ii)                                  2,940 square meters of space (all of the fifth floor and a portion of the sixth floor),

(iii)                               an occupancy term commencing on the Chinese Closing Date, and ending on 31 December 2012,

(iv)                              ******, and

(v)                                 no changes to the terms set out above may be made without the prior written consent of the Purchaser.

and shall otherwise provide that the economic benefits and burdens of the applicable portion of the lease for the Kaike Premises are held and borne by the Purchaser for the term of the Kaike Sublease.

(b)                                 For the avoidance of doubt, all Fixtures are to remain in the relevant premises for the term of the Assumed Real Property Lease and at the end of such term shall become the property of the landlord.

(c)                                  The Seller and its Affiliates have provided certain corporate guarantees (including bank guarantees, parent company guarantees and real property lease guarantees), cash security deposits and payment advances, or have obtained certain performance, bid, customs, warranty, court or indemnity bonds or letters of credit or letters of comfort as security for performance of the tenant’s obligations under the Assumed Real Property Lease (the “Lease Security Instruments”). The Purchaser shall use Reasonable Efforts to, or shall cause its Affiliates to use Reasonable Efforts to, replace or otherwise cause to be released or terminated the Lease Security Instrument on or prior to the Chinese Closing Date or as soon as practicable thereafter. The Purchaser agrees, unconditionally and irrevocably, to reimburse and indemnify the Seller for and against all payments, costs and expenses incurred after the Chinese Closing and relating to any Lease Security Instrument that are not replaced, released or terminated on or prior to the Chinese Closing Date (provided that the Purchaser shall have no obligation for any payments, costs and expenses resulting from Excluded Liabilities), in each case until the complete and unconditional release of the Seller’s and its Affiliates’ obligations with respect thereto. All claims by the Seller hereunder and any reimbursements and indemnities by the Purchaser required hereunder shall be made in accordance with the procedures set forth in Section 8.3 (Claim Procedure), but shall not be subject to the limitations set forth in Section 8.5 (Limitations).

(d)                                 The Purchaser acknowledges and agrees that (i) as of the Chinese Closing Date, the Seller Group will cancel any and all of its insurance policies and coverage with respect to the Assumed Real Property Lease, and (ii) from and after the Chinese Closing Date, (A) the Purchaser assumes any and all Liabilities with respect to maintaining insurance in relation to the Assumed Real Property Lease, and (B) the Seller Group shall have no Liability whatsoever with respect thereto.

10.8                        Proration.

(a)                                 The Purchaser and the Seller agree that those items listed below, to the extent they relate to the Acquired Assets, will be prorated without duplication of any such items as of the Applicable Closing Date with the Seller liable to the extent such items relate to any time period prior to and through the Applicable Closing Date, and the Purchaser liable to the extent such items relate to periods subsequent to the Applicable Closing Date (measured in the same units used to compute the item in question, otherwise measured by calendar days):

(i)                                     rent, if any, due under any Assumed Real Property Lease and any other amounts pursuant to the terms of any such lease.

(b)                                 In connection with the prorations referred to in subsection (a) above, in the event that actual figures are not available at the Applicable Closing Date, the proration shall be based upon the actual rents for the preceding year (or other appropriate period) for which actual rents are available and such rents shall be re-prorated upon request of either the Seller or the Purchaser made within 45 days of the date that the actual amounts become available. The Purchaser shall provide the Seller with such actual rent information within 15 Business Days of the Purchaser’s receipt thereof. The Seller and the Purchaser agree to furnish each other with such documents and other records as may be reasonably requested in order to confirm all adjustment and proration calculations made pursuant to this Section 10.8.

10.9                        Non-Competition.

(a)                                 For a period beginning on the Initial Closing Date until the date which is ****** after the Initial Closing Date (and save as required to perform its obligations pursuant to the Services Agreement and China Interim Services Agreement), the Seller will not, and will not cause or permit any of its Affiliates to, directly or indirectly, own, manage, operate, control or participate in the ownership, management, operation or control of any business, whether in corporate, proprietorship or partnership form or otherwise, that is engaged in, the development of microwave transport products (including outdoor units, indoor units and associated antennas, enclosures, cabling and associated network elements, and management software) which compete with the Products (the “DragonWave Exclusive Domain”) (referred to in this Agreement as the “Seller Competitive Activities”). [Non competition period redacted]

(b)                                 The provisions of Section 10.9(a) shall not prohibit the Seller or any of its Affiliates from acting in accordance with any Ancillary Agreement or from engaging in the business of designing, manufacturing or selling products that are not competitive with the Products. For the avoidance of doubt, the Seller or any of its Affiliates is not prohibited from engaging in:

(i)                                     other businesses or products of the Seller or any of its Affiliates as of the Initial Closing Date, including, without limitation, businesses and products in the domain of Ethernet switching, A-series boxes (carrier Ethernet switches), Legacy Products and base station integrated transmission cards, including development and evolution thereof shall not be deemed to compete with the Products for the purposes of Section 10.9(a);

(ii)                                  sales of the NetViewer platform product outside the field of microwave transport; and

(iii)                               business associated with OEM Products subject to the terms and conditions of the SSTA Side Letter.

(c)                                  Notwithstanding the provisions of Section 10.9(a), the acquisition (by asset purchase, stock/share purchase, merger, consolidation or otherwise) by the Seller or any of its Affiliates of the stock/shares, business or assets of any Person that at the time of such acquisition is engaged in Seller Competitive Activities, and the continuation of such Seller Competitive Activities following such acquisition shall not be in breach of the terms of Section 10.9(a) if:

(i)                                     the portion of the revenues of such Person and its subsidiaries on a consolidated basis for the fiscal year ending prior to the date of such acquisition that is attributable to Seller Competitive Activities by such Person and its subsidiaries account for less than one third of the revenues of such Person and its subsidiaries on a consolidated basis for such fiscal year, provided that the Seller offers, or causes its Affiliates to offer, the portion of such business or assets that represent the Seller Competitive Activities to the Purchaser on the same terms and conditions and at the same price that the Seller acquired such business or assets that represent the Seller Competitive Activities; or

(ii)                                  in the event the foregoing condition is not satisfied, the Seller offers, or causes its Affiliates to offer the portion of such business or assets that represent the Seller Competitive Activities to the Purchaser at a price not more than the price paid by the Seller and negotiates in good faith with the Purchaser as to the other terms and conditions of the Purchaser’s purchase of such business and assets, provided that (A) if the Purchaser notifies the Seller in writing that it is unwilling to purchase such business or assets or (B) if following such good faith negotiations, the parties are unable to reach agreements on the terms of such a purchase, the Seller promptly uses its Reasonable Efforts to sell such business or assets, including by actively marketing the business or assets on commercially reasonable terms.

(d)                                 Nothing in this Section 10.9 will restrict or prevent the Seller or any of its Affiliates from maintaining or undertaking passive investments in Persons primarily engaged in the Seller Competitive Activities so long as the aggregate interest represented by such investments does not exceed (i) 5% of any class of the outstanding debt or equity securities of any such Person, in the case of a Person whose shares are listed on a national securities exchange or the NASDAQ National Market System or equivalent foreign exchange or quotation system or (ii) 5% of any class of the outstanding equity or debt securities in the case of any other Person.

(e)                                  The parties hereto agree that, if any court of competent jurisdiction determines that a specified time period, a specified geographical area, a specified business limitation or any other relevant feature of this Section 10.9 is unreasonable, arbitrary or against public policy, then a lesser time period, geographical area, business limitation or other relevant feature which is not determined by such court to be unreasonable, arbitrary or against public policy may be enforced against the applicable party. The parties hereto specifically acknowledge and agree that the remedy at Law for any breach of the foregoing may be inadequate and that the Purchaser, in addition to any other relief available to it, will be entitled to seek temporary and permanent injunctive relief without the necessity of proving actual damage or posting any bond whatsoever.

10.10                 Non-Solicitation

(a)                                 During the period commencing on the Initial Closing Date and ending on the first anniversary thereof, neither the Seller nor any of its Affiliates in Italy or China will, without the advance written consent of the Purchaser, either directly or indirectly solicit for employment or hire any transferred employee unless the employment of such individual is involuntarily terminated without cause by the Purchaser or its Affiliates prior to such action by the Seller or its Affiliates; provided, however, that nothing in this Section 10.10(a) shall prevent the Seller or its Affiliates from (i) conducting generalized employment searches, including placing bona fide public advertisements, that are not specifically targeted at such Transferred Employee or (ii) hiring such Transferred Employee identified through such employment searches.

(b)                                 Except as otherwise permitted in any Ancillary Agreement, during the period commencing on the Initial Closing Date and ending on the first anniversary thereof, neither the Purchaser nor any of its Affiliates will, without the advance written consent of the Seller, either directly or indirectly solicit for employment or hire any Retained Employee unless the employment of such individual is voluntarily or involuntarily terminated without cause by the Seller or its Affiliates prior to such action by the Purchaser or its Affiliates; provided, however, that nothing in this Section 10.10(b) shall prevent the Purchaser or its Affiliates from (i) conducting generalized employment searches, including placing bona fide public advertisements, that are not specifically targeted at such Retained Employee or (ii) hiring such Retained Employee identified through such employment searches.

10.11                 Closing of Books.

Each party agrees to consult in good faith and cooperate with the other party and its representatives, advisors and employees, including by making its employees and advisors available to the other party as reasonably requested, in the closing of the Seller Group’s books and records with respect to the Business as of the Closing Date in accordance with the Seller’s regular closing schedule and procedures.

10.12                 Finished Goods Inventory.

No later than 12 months after the Initial Closing Date, Seller shall purchase ******% of the Inventory acquired by the Purchaser Group pursuant to Section 1.1(e). [Percentage of repurchased inventory redacted]

10.13                 Business Acquisition Report.

(a)                                 The Seller shall cooperate with the Purchaser and DragonWave to prepare the Business Acquisition Report required to be filed by DragonWave pursuant to Part 8 of National Instrument 51-102 Continuous Disclosure Obligations. Such cooperation shall be limited to (i) providing the financial information in the format set out in Schedule 10.13 hereof and including that derived from P20 (the Seller’s legal reporting system) and PRS (the Seller’s management reporting system) (ii) allowing the Purchaser or DragonWave to fulfil its obligations under applicable Laws and regulations and shall include making available to the Purchaser and DragonWave on reasonable notice all Business Records, (iii) providing reasonable access to Seller financial personnel, (iv) using Reasonable Efforts to procure, at the Purchaser’s cost (subject to Section 10.13(b)), relevant personnel of the Seller Group’s auditor and (v) providing the Seller Group’s auditor with customary and required management representation letters. The audited carve-out financial statements for the Business required in accordance with the foregoing will be provided by the Seller to the Purchaser no later than 60 days after the Initial Closing Date.

(b)                                 The Seller shall provide to the Purchaser no later than 60 days after the Initial Closing Date an unqualified audit opinion from the auditors of the Seller of financial information set out in Schedule 10.13 hereof, as required by National Instrument 52-107 Acceptable Accounting Principles and Auditing Standards for the Business Acquisition Report, at the Purchaser’s expense.

10.14                 Share Consideration Lock-Up.

(a)                                 The Seller, its Affiliates and permitted assigns, as the case may be (in each case, a “Holder”), shall not during the period beginning from the Initial Closing Date and ending on the date which is ****** after the Initial Closing Date (the “Lock-Up Period”) directly or indirectly, assign, transfer, offer to sell, contract to sell, sell, option, grant or issue any option to purchase, grant a security interest in or any other encumbrance on, enter into any other agreement to do any of the foregoing, or otherwise dispose of or transfer (in each case, a “Transfer”), or publicly announce any intention to do any of the foregoing, any DragonWave Common Shares issued or assigned to the Holder under or as permitted by this Agreement. Notwithstanding the foregoing, in the event that Purchase Orders (as defined in the Strategic Supply and Technology Agreement) have been placed by members of the Seller Group with the Purchaser equal to or greater than, in the aggregate, €******, then ******% of the DragonWave Common Shares issued or assigned to the Holder under or as permitted by this Agreement shall no longer be subject to the Lock-Up Period and, subject to applicable securities Laws and stock exchange rules, shall be freely tradable. [Lock-up details redacted]

(b)                                 Notwithstanding the foregoing, during the Lock-Up Period, the Holder may, without the consent of DragonWave: (i) transfer any or all of the DragonWave Common Shares pursuant to a bona fide third party take-over bid (as such term is defined in the Securities Act (Ontario) made to all holders of DragonWave Common Shares (provided that all DragonWave Common Shares not Transferred remain subject to this Section 10.14 and it shall be a condition of any such Transfer that if such take-over bid is not completed, any DragonWave Common Shares subject to this Section 10.14 shall remain subject to the restrictions herein but the Holder shall be permitted to enter into a lock-up agreement in connection with the DragonWave Common Shares and any such bid), or an amalgamation, arrangement, merger or other business combination or reorganization or similar transaction (ii) transfer any or all of the DragonWave Common Shares to any nominee or custodian where there is no change in beneficial ownership, for bona fide tax planning purposes, (iii) to an Affiliate of the Holder or (iv) pledge or otherwise encumber or grant a security interest in the DragonWave Common Shares in connection with a bona fide lending arrangement to which the Holder is a party.

10.15                 Parent Guarantees.

Each of the Seller and DragonWave (each a “Guarantor”) irrevocably guarantees the timely performance of each and every agreement and obligation of each other member of the Seller Group and Purchaser Group, respectively, under the provisions of this Agreement and the Ancillary Agreements (except in the case of the Seller, the Strategic Supply and Technology Agreement and the SSTA Side Letter). This is a guarantee of payment and performance, and not of collection, and each Guarantor acknowledges and agrees that this guarantee is full and unconditional, and no release or extinguishment of each Guarantor’s Liabilities (other than in accordance with the terms of this Agreement), whether by decree in any bankruptcy proceeding or otherwise, will affect the continuing validity and enforceability of this guarantee. Each Guarantor hereby waives, for the benefit of the other party, (a) any right to require the other party, as a condition of payment or performance of the Guarantor, to proceed against the other members of the Seller Group or the Purchaser Group, as applicable, or pursue any other remedies whatsoever and (b) to the fullest extent permitted by Law, any defences or benefits that may be derived from or afforded by Law that limit the liability of or exonerate guarantors or sureties, except to the extent that any such defence is available to the other members of the Seller Group or Purchaser Group, as applicable. Each Guarantor understands that the other party is relying on this guarantee in entering into this Agreement and the Ancillary Agreements. Notwithstanding any other term of this Agreement or the Ancillary Agreements, the Guarantors agree that, in determining the extent of any obligation under this Section 10.15, the respective liability of each Guarantor for any such obligation shall not be more extensive than the maximum aggregate liability purported to be imposed on a member of the Seller Group or Purchaser Group in respect of that obligation (including any liability to pay damages), assuming for this purpose that the same is at all times enforceable in accordance with its terms.

10.16                 ****** OEM Relationship.

******.

10.17                ******

******

10.18                 ******

******

10.19                 Other Products.

At the request of the Purchaser, the Seller and the Purchaser shall use Reasonable Efforts to negotiate and enter into a purchase and supply agreement in respect of the supply by the Seller (or its designee) of ****** to the Purchaser (or its designee). [Certain confidential information redacted]

10.20                 Revised Supply Chain Liabilities Schedule.

The Seller agrees to provide to the Purchaser a schedule of the top 29 supply chain liabilities (measured by monetary value) related to third party suppliers as at the date of delivery of such schedule within five Business Days of the date of this Agreement (“Revised Supply Chain Liabilities Schedule”).

ARTICLE 11 A
MISCELLANEOUS

11.1                        Governing Laws; Forum; Disputes.

(a)                                 Governing Law. The Laws of the England and Wales (without reference to its principles of conflicts of Law) shall govern the construction, interpretation and other matters arising out of or in connection with this Agreement and its exhibits and schedules (whether arising in contract, tort, equity or otherwise).

(b)                                 Dispute Resolution.

(i)                                     Negotiation: The parties shall attempt to resolve any dispute arising out of this Agreement (“Dispute”) promptly by negotiation between executives who have authority to settle the controversy and who are at a higher level of management than the persons with direct responsibility for the administration of this Agreement. Any party shall give the other party or parties written notice of the dispute. The executives from each party who have the authority to settle shall meet within 20 days after the date the written notice of the dispute is received. All negotiations are confidential and shall be treated as settlement negotiations for the purposes of the applicable rules of evidence.

(ii)                                  Arbitration: If a dispute has not been resolved within 60 days after the date of the delivery of the notice of dispute, then either party may initiate arbitration proceedings. All disputes arising out of or in connection with the Agreement shall be finally settled under the Rules of the International Chamber of Commerce (“ICC”) in force at the date of this Agreement by a sole arbitrator appointed in accordance with the said rules. The seat, or legal place, of arbitration shall be London, England. The language to be used in the arbitral proceedings shall be English. The governing Law of the contract shall be the substantive Law of England and Wales.

(iii)                               All offers of compromise or settlement among the parties or their representatives in connection with the attempted resolution of any Dispute shall be deemed confidential settlement communications that have been delivered in furtherance of a Dispute settlement and shall be exempt from discovery and production and shall not be admissible in evidence (whether as an admission or otherwise) in any proceeding for the resolution of the Dispute.

11.2                        Binding Effect and Assignment.

This Agreement binds and benefits the parties and their respective successors and assignees, but neither party may assign either this Agreement or any of its rights, interests or obligations under this Agreement without the prior written consent of the other party; provided, however, that without the consent of the other party either party may assign all or part of its rights under this Agreement and delegate all or part of its obligations under this Agreement to one or more Persons, the majority of the capital stock or equity interest of which are owned, directly or indirectly, by such party, in which event all the rights and powers of such party and the remedies available to it under this Agreement shall extend to and be enforceable by each such assignee; and provided further that (A) the party making the assignment shall remain fully responsible for the performance of all its obligations hereunder (notwithstanding that any such obligations may have been assigned to the assignee) and (B) such assignee executes a written agreement of assumption of such obligations in a form reasonably acceptable to the other party. In the event of any such assignment and delegation referred to above, the term “Seller” or “Purchaser” as used in this Agreement shall be deemed to refer to each such assignee of the applicable party where appropriate, and shall be deemed to include both such party and each such assignee where appropriate.

11.3                        Severability.

If any term or provision of this Agreement is determined to be invalid, illegal or unenforceable, the remaining terms and provisions of this Agreement remain in full force, if the essential terms and conditions of this Agreement for each party remain valid, binding and enforceable. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

11.4                        Entire Agreement, Conflicting Provisions.

This Agreement, together with the Ancillary Agreements and all of the exhibits and schedules appended hereto and thereto, constitute the final, complete and exclusive statement of the parties’ agreement on the matters contained herein and therein. All prior and contemporaneous negotiations and agreements between the parties on the matters contained in this Agreement and the Ancillary Agreements are superseded by this Agreement and the Ancillary Agreements, including, but subject to Section 5.5(c) hereof, the NDA. In the event of any conflict between any specific provision of this Agreement or any Local Asset Transfer Agreement and the provisions of the IP Agreement with respect to the subject matter thereof, the provisions of the IP Agreement will control.

11.5                        Expenses.

Except to the extent specified otherwise in this Agreement, each party will pay its own costs, professional fees and other expenses (including all legal, accounting, broker, finder or investment banker fees) incurred by it in connection with the Transactions.

11.6                       Amendment.

The parties may amend this Agreement only by a written agreement signed by the parties and that identifies itself as an amendment to this Agreement.

11.7                        Waiver.

The parties may waive a provision of this Agreement only by a writing signed by the party against whom enforcement of the waiver is sought. A party is not prevented from enforcing any right, remedy or condition in the party’s favour because of any failure or delay in exercising any right or remedy or in requiring satisfaction of any condition, except to the extent that the party specifically waives the same in writing. A written waiver given for one matter or occasion is effective only in that instance and only for the purpose stated. A waiver once given is not to be construed as a waiver for any other matter or occasion. Any enumeration of a party’s rights and remedies in this Agreement is not intended to be exclusive, and a party’s rights and remedies are intended to be cumulative to the extent permitted by Law and include any rights and remedies authorised in Law or in equity.

11.8                        Notices.

Each party giving any notice required or permitted under this Agreement will give the notice in writing, and shall be deemed to have been duly given (a) when received if delivered personally; (b) when transmitted if sent by facsimile or telecopy transmission (with transmission confirmed); (c) the day after it is sent, if sent by commercial overnight courier; (d) upon receipt, if sent be pre-paid, certified or registered mail (return receipt requested); or (e) when acknowledged by return electronic mail of the recipient, if sent by electronic mail. Notice to a party is effective for purposes of this Agreement only if given as provided in this Section 11.8 at the address set forth below or another address of which the sending party has been notified in accordance with this Section 11.8:

If to the Seller:

Nokia Siemens Networks B.V.
Werner von Siemestraat 7

2712PN Zoetermeer, the Netherlands

Attention: General Counsel

Facsimile: •
Email: •

With a copy to:

Bird & Bird LLP
15 Fetter Lane
London, United Kingdom
EC4A 1JP

Attention: General Counsel

Facsimile: +44 (0)20 7415 6111
Email: neil.blundell@twobirds.com

If to DragonWave:

DragonWave Inc.
600-411 Legget Drive

Ottawa, Ontario, Canada
K2K 3C9

Attention: Chief Financial Officer

Facsimile: (613) 599-4265
Email: rfrederick@dragonwaveinc.com

If to DragonWave S.A.R.L.:

DragonWave S.à.r.l.
46, boulevard Grande Duchesse

Charlotte, L-1330Luxembourg

Attention: Chief Financial Officer

Facsimile:•
Email:rfrederick@dragonwaveinc.com

With a copy to:

Fraser Milner Casgrain LLP
99 Bank Street, Suite 1420
Ottawa, Ontario, Canada
K1P 1H4

Attention: Andrea Johnson

Fascimile: 613-783-9690
Email: andrea.johnson@fmc-law.com

11.9                        Construction of Agreement.

(a)                                 Where this Agreement states that a party “shall,” “will” or “must” perform in some manner or otherwise act or omit to act, it means that the party is legally obligated to do so in accordance with this Agreement.

(b)                                 In the negotiation of this Agreement, each party has received advice from its own attorney. This Agreement is not to be construed for or against any party based on which party drafted any of the provisions of this Agreement.

(c)                                  The captions, titles, headings, recitals and table of contents, included in this Agreement are for convenience only, and do not affect the construction or interpretation of this Agreement.

(d)                                 This Agreement does not, and is not intended to, confer any rights or remedies in favour of any Person other than the parties signing this Agreement, except as may be specifically set forth in other provisions of this Agreement.

(e)                                  The words “including,” “includes,” or “include” are to be read as listing non-exclusive examples of the matters referred to, whether or not words such as “without limitation” or “but not limited to” are used in each instance.

(f)                                   The words “hereof; “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole (including any annexes, exhibits and schedules to this Agreement) and not to any particular provision of this Agreement, and section and subsection references are to this Agreement unless otherwise specified.

(g)                                  Any reference in this Agreement to wire transfers or other payments requires payment in Dollars unless some other currency is expressly stated in that reference.

(h)                                 Any reference in this Agreement to the singular includes the plural where appropriate. Any reference in this Agreement to the masculine, feminine or neuter gender includes the other genders where appropriate.

(i)                                     The express exclusion in this Agreement of any transfer or assumption by operation of Law in any specific provision of this Agreement shall not create an inference that the transfer or assumption by operation of Law in other circumstances is intended by the parties.

11.10                 No Joint Venture.

Nothing in this Agreement creates a joint venture or partnership between the parties. This Agreement does not authorise any party (a) to bind or commit, or to act as an agent, employee or legal representative of, another party, except as may be specifically set forth in other provisions of this Agreement or (b) to have the power to control the activities and operations of another party. The parties are independent contractors with respect to each other under this Agreement. Each party agrees not to hold itself out as having any authority or relationship contrary to this Section 11.10.

11.11                 Remedies Cumulative; Specific Performance.

The provisions of this Section 11.11 are subject to Section 7.3(b) and Section 8.6 (Exclusive Remedy) herein. The rights and remedies of the parties hereto will be cumulative (and not alternative). The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate the Transactions) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that the parties shall be entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at Law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

11.12                 Third Party Rights.

A person who is not a party to this Agreement may not enforce any of its provisions under the Contracts (Rights of Third Parties) Act 1999.

11.13                 No Rescission

Neither party shall be entitled to rescind this Agreement after the Initial Closing in any circumstances.

11.14                 Counterparts.

The parties may execute this Agreement in multiple counterparts, each of which constitutes an original as against the party that signed it, and all of which together constitute one agreement. This Agreement is effective upon delivery of one executed counterpart from each party to the other party. The signatures of all parties need not appear on the same counterpart. The delivery of signed counterparts by facsimile or email transmission which includes a copy of the sending party’s signature(s) is as effective as signing and delivering the counterpart in person.

Exhibit A
Definitions

For purposes of the Agreement (including this Exhibit A):

“Accounts Receivable” has the meaning set forth in Section 1.2(n).

“Acquired Assets” has the meaning set forth in Section 1.1.

“Acquisition Proposal” shall have the meaning set forth in Section 5.13.

“Affiliate” means (a) in the case of a Business Entity, another Business Entity or a Person that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, the Purchaser, or (b) in the case of the Seller, another Business Entity or Person that directly or indirectly, through one or more intermediaries is controlled by the Seller, or (c) in the case of an individual, the members of the immediate family (including parents, siblings and children) of (i) the individual, (ii) the individual’s spouse, and (iii) any Business Entity that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, any of the foregoing individuals; provided, however, for the avoidance of doubt, that the term “Affiliate” when used in connection with the Purchaser shall not include the shareholders of the Purchaser.

“Agreed Allocation” has the meaning set forth in Section 9.3(a)(i).

“Agreement” has the meaning set forth in the introductory paragraph.

“Ancillary Agreements” means this Agreement, the Strategic Supply and Technology Agreement, the SSTA Side Letter, the IP Agreement, the Transition Services Agreement, the Services Agreement, the Manufacturing Agreement and all other agreements or documents entered into between the parties on the date of this Agreement, Initial Closing Date, Chinese Closing Date, Indian Capital Lease Closing Date or Indian Inventory Closing Date.

“Antitrust Law” has the meaning set forth in Section 5.6(a).

“Applicable Accounting Principles” means U.S. GAAP or such other accounting principles as applied by DragonWave from time to time to prepare its publicly-released financial statements.

“Applicable Closing” means the Initial Closing, the Chinese Closing or the Indian Closing, as applicable.

“Applicable Closing Date” has the meaning set forth in Article 3.

“Assumed Contracts” has the meaning set forth in Section 1.1(c).

“Assumed Liabilities” has the meaning set forth in Section 1.3.

“Assumed Real Property Lease” has the meaning set forth in Section 1.1(a).

“Auditing Firm” means an independent firm of public accountants, namely, PriceWaterhouseCoopers, or if that accounting firm is unable to act, Deloitte, or if neither firm is able to act, another independent firm of public accountants mutually agreeable to the Purchaser and the Seller.

“Authorised Seller Representative” means ****** or any other person so authorised in writing by the Seller for the purposes of Article 5.3. [Name redacted]

“Bill of Sale (India)” means the agreement referred to in Section 2.7(g)(i).

“Bill of Sale (China)” means the agreement referred to in Section 2.6(h).

“Business” means the following business of the Seller at the date of this Agreement:

(a)                                 the microwave transport product line (known as the Microwave Transport (MWT) Business Line) (together with the functions of the Seller which will be provided to the Purchaser under the Services Agreement);

(b)                                 the operational support systems (OSS) product line for the NetViewer platform product (together with the functions of the Seller which will be provided to the Purchaser under the Services Agreement);

(c)                                  the exclusive rights to make the Products, have such Products made by third parties, and market, sell and distribute those Products world-wide following the Initial Closing Date;

(d)                                 the research and development, product management, technical support, delivery capability management and quality support function for the Microwave Transport (MWT) Business Line as currently operated in Shanghai, China;

together with the following services of the Seller which will be provided to the Purchaser under the Services Agreement:

(e)                                  research and development, product management, technical support, delivery capability management, finance & control and quality support functions for the Microwave Transport (MWT) Business Line;

(f)                                   research and development, product management and technical support functions for the operational support systems (OSS) product line for the NetViewer platform product;

but specifically excluding (x) the function of the Seller carried out in Italy under the Services Agreement and (y) any other businesses, functions, human resources or assets (except as expressly otherwise agreed in this Agreement), including without limitation, manufacturing, logistics, OEM, procurement, partner management, sales function (including sales personnel, global sales support function and bid response, solutions sales, trial support or services teams functions), any contracts or relationships with its customers, customer and engineering support (whether directly or through third party providers) or related services (whether directly or through third party providers).

“Business Acquisition Report” means that report referred to in Section 10.13.

“Business Day” means any day other than Saturday, Sunday or any day on which banking institutions in Helsinki, Finland or Ottawa, Ontario, Canada are closed either under applicable Law or action of any Governmental Entity.

“Business Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or Joint Stock Company), firm or other enterprise, association, organization or entity.

“Business Information” has the meaning set forth in Section 5.5(b).

“Business Material Adverse Effect” A violation, circumstance, change, effect or other matter is deemed to have a “material adverse effect” on the Business, if such violation, circumstance, change, effect or other matter either individually or in the aggregate with all other violations, circumstances, changes, effects and other matters, has, or would reasonably be expected to have, a material adverse effect on the business, assets, liabilities, results of operations or financial performance of the Business, taken as a whole, but excluding (A) effects or changes resulting from acts of terrorism or the commencement or escalation of any war whether declared or undeclared, or other hostilities, (B) any violation, circumstance, change, effect or other matter that results from any action specifically permitted to be taken or omitted pursuant to or in accordance with this Agreement or at the request of the Purchaser, (C) changes or developments in laws applicable to the Business or the enforcement thereof, (D) the failure of the Business to meet any internal or public projections, forecasts or estimates of revenue, earnings, cash flow or cash position (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded), (E) changes in GAAP or IFRS or the interpretation thereof by the Financial Accounting Standards Board, the Accounting Principles Board, the American Institute of Certified Public Accountants and other similar organizations generally considered authoritative with respect to the interpretation of GAAP or IFRS, (F) effects or changes that are generally applicable to the industries and markets in which the Business operates, (G) changes in the United States or world securities, credit or financial markets or general economic, regulatory or political conditions (including prevailing interest rates), or (H) effects directly or primarily arising out of the execution or delivery of this Agreement and the other Transaction Agreements, the consummation of the Transactions, the identity of the Purchaser or the public announcement or other publicity, leak or rumour with respect to any of the foregoing, or the operation of the Business by the Purchaser Group following the Applicable Closing Date, including effects proximately caused by (I) any actions taken by or losses of customers or employees, (II) any delays or cancellations of orders for products or services, or (III) any reduction in the price of services or products offered by the Business in response to the reduction in price of comparable services or products offered by a competitor. With respect to (A), (C), (E) or (F) to the extent such violation, change, effect or other matter has had a disproportionate effect on the Business taken as a whole as compared to other participants in the industries in which the Business participates, such violation, change, effect or other matter shall be deemed to contribute to a Business Material Adverse Effect.

“Business Personal Property” has the meaning set forth in Section 1.1(b).

“Business Records” has the meaning set forth in Section 1.1(g).

“Capital Lease Agreements” means the agreements to be agreed between the parties at or prior to the Initial Closing to reflect the terms of the capital leases referred to in Section 1.1(b).

“******” has the meaning set forth in Section 10.17.

“China Deferred Sale Agreement” means the agreement referred to in Section 1.1(b).

“China Deferred Sale Assets” means the manufacturing test equipment and all equipment and tools peripheral to the manufacturing process for the Products identified in the China Deferred Sale Agreement.

“Chinese Cash Consideration” has the meaning set forth in Section 2.6(g).

“Chinese Closing” has the meaning set forth in Section 2.6(b).

“Chinese Closing Date” has the meaning set out in Section 2.6(a).

“Chinese Incorporation” means the incorporation by the Purchaser of a wholly-owned subsidiary of the Purchaser in China to act as purchaser of the Acquired Assets in China.

“Chinese Operations” has the meaning set forth in Section 2.6(b).

“Chinese Transferred Employees” has the meaning set forth in Section 3.14(a).

“Claims” means claims for breach of a Seller Representation or a Purchaser Representation;

“Claim Notice” has the meaning set forth in Section 8.3(a).

“Claimed Amount” has the meaning set forth in Section 8.3(a).

“Closing Cash Consideration” has the meaning set forth in Section 2.1(b).

“Contesting Party” has the meaning set forth in Section 10.3(a).

“Contract” means any contracts, agreements, arrangements, real property leases, personal property leases, licenses, obligations, commitments and undertakings, whether written or oral, express or implied.

“Controlling Party” has the meaning set forth in Section 8.3(d)(iii).

“Disclosed” means fairly disclosed to the Purchaser with sufficient detail to enable the Purchaser to identify the nature or extent of the matter or thing disclosed.

“Disclosure Document” has the meaning set forth in Section 5.5(b).

“Dispute” has the meaning set forth in Section 11.1(b)(i).

“Dollars” and the sign “$” each mean lawful money of the United States of America.

“DragonWave” has the meaning set forth in the introductory paragraph.

“DragonWave China” means any direct or indirect wholly-owned subsidiary of the Purchaser in China established pursuant to the Chinese Incorporation.

“DragonWave Common Shares” means the common shares of DragonWave.

“DragonWave India” means any direct or indirect subsidiary or joint-venture of the Purchaser in India established pursuant to the Indian Incorporation or any Indian Nominee Company.

“DragonWave Material Adverse Effect” means a violation, circumstance, change, effect or other matter is deemed to have a “material adverse effect” on the Purchaser, if such violation, circumstance, change, effect or other matter either individually or in the aggregate with all other violations, circumstances, changes, effects and other matters, has, or would reasonably be expected to have, a material adverse effect on the business, assets, liabilities, results of operations or financial performance of the Purchaser, taken as a whole, but excluding (A) effects or changes resulting from acts of terrorism or the commencement or escalation of any war whether declared or undeclared, or other hostilities, (B) any violation, circumstance, change, effect or other matter that results from any action specifically permitted to be taken or omitted pursuant to or in accordance with this Agreement or at the request of the Seller (C) changes or developments in laws applicable to the Purchaser or the enforcement thereof, (D) the failure of the Purchaser to meet any internal or public projections, forecasts or estimates of revenue, earnings, cash flow or cash position (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded), (E) changes in GAAP or IFRS or the interpretation thereof by the Financial Accounting Standards Board, the Accounting Principles Board, the American Institute of Certified Public Accountants and other similar organizations generally considered authoritative with respect to the interpretation of GAAP or IFRS, (F) effects or changes that are generally applicable to the industries and markets in which the Business operates, (G) changes in the United States or world securities, credit or financial markets or general economic, regulatory or political conditions (including prevailing interest rates), or (H) effects directly or primarily arising out of the execution or delivery of this Agreement and the other Transaction Agreements, the consummation of the Transactions, the identity of the Seller or the public announcement or other publicity, leak or rumour with respect to any of the foregoing, or the operation of the business of the Purchaser Group following the Applicable Closing Date, including effects proximately caused by (I) any actions taken by or losses of customers or employees, (II) any delays or cancellations of orders for products or services, or (III) any reduction in the price of services or products offered by the Purchaser in response to the reduction in price of comparable services or products offered by a competitor. With respect to (A), (C), (E) or (F) to the extent such violation, change, effect or other matter has had a disproportionate effect on the Purchaser taken as a whole as compared to other participants in the industries in which the Purchaser participates, such violation, change, effect or other matter shall be deemed to contribute to a DragonWave Material Adverse Effect.

“Effective Time” means 7:00 a.m. (Ottawa time) on the Applicable Closing Date, as the case may be.

“Employee Related Liabilities” has the meaning set forth in Section 1.3(c).

“Encumbrance” means any mortgage, pledge, security interest, claim, encumbrance, charge, equity or other lien (whether arising by contract or by operation of Law).

“Enterprise Value” has the meaning set forth in Section 9.3(a).

“Environmental Claim” means any complaint, administrative or judicial action, or notice by any Person filed against or provided to the Seller Group (with respect to the Business or the Acquired Assets alleging potential liability (including potential liability for investigatory costs, cleanup or remediation costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence, Release or threatened Release of any Hazardous Materials at any location, whether or not owned or operated by the Seller or any member of the Seller Group or (b) circumstances that are alleged to form the basis of any violation, or alleged violation, of any Environmental Law.

“Environmental Law” means any federal, state or local law, including common law, statute, ordinance, regulation, rule, code, order, consent decree or judgment, or other requirement, or rule of law (including any legally binding judicial or administrative interpretation thereof) relating to (a) worker safety or health, (b) the protection, pollution, investigation or restoration of the environment or natural resources, including natural resource damages, (c) the handling, use, presence, disposal, release or threatened release of any Hazardous Material or (d) exposure of any Person to any Hazardous Materials, in each case as in effect on or prior to the Applicable Closing Date.

“Environmental Permits” has the meaning set forth in Section 3.15(c).

“Estimated Indian Inventory List” has the meaning set forth in Section 5.11(c).

“Estimated Roosendaal Inventory List” has the meaning set out in Section 5.11(a).

“Excluded Assets” has the meaning set forth in Section 1.2.

“Excluded Liabilities” has the meaning set forth in Section 1.4.

“Excluded Taxes” has the meaning set forth in Section 1.4(a).

“Expected Claim Notice” has the meaning set forth in Section 8.4.

“Final Indian Inventory Value” has the meaning set forth in Section 5.11(d).

“Final Roosendaal Inventory Value” has the meaning set out in Section 5.11(b).

“Financing” has the meaning set forth in Section 5.12.

“Fixtures” means are all improvements, alterations or additions attached to the building structure and without limiting the generality of the foregoing include anything not moveable, such as floor coverings, walls, lights, HVAC equipment, electrical equipment, and ceilings.

“FMV” has the meaning set forth in Section 2.1(d).

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means any of the following: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; or (iii) governmental or quasi-governmental authority of any nature (including any governmental, regulatory or administrative body, division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal).

“Guarantor” has the meaning set forth in Section 10.15.

“Hazardous Material” means (a) any petroleum and petroleum products, by products, breakdown products, radioactive materials, asbestos containing materials and polychlorinated biphenyls or (b) any other chemicals, materials or substances defined or regulated as toxic or hazardous or as a pollutant, contaminant or waste under any applicable Environmental Law.

“High Margin Market” means the high margin market as described in the Strategic Supply Technology Agreement, Appendix A (Product Appendix).

“Holder” has the meaning set forth in Section 10.14(a).

“Hubs” means the current distribution hubs maintained by the Seller in Roosendaal (Netherlands), Dubai (United Arab Emirates) and Chennai (India).

“Income Taxes” means any Taxes imposed on or measured by reference to gross or net income or receipts, and franchise, net worth, capital or other doing business Taxes.

“Indemnified Party” has the meaning set forth in Section 8.3(a).

“Indemnifying Party” has the meaning set forth in Section 8.3(a).

“India Capital Lease Agreement” means the capital lease agreement referred to in Section 2.7(d).

“India Leased Assets” means the manufacturing test equipment and all equipment and tools peripheral to the manufacturing process for the Products identified in the India Capital Lease Agreement, including those located in NSN India’s manufacturing facilities in Chennai (India).

“Indian Capital Lease Closing” means the entering into by DragonWave India and NSN India of the India Capital Lease Agreement.

“Indian Capital Lease Closing Date” means the date of the Indian Capital Lease Closing.

“Indian Closings” means the Indian Capital Lease Closing and the Indian Inventory Closing collectively.

“Indian Incorporation” means the incorporation by the Purchaser of a direct or indirect subsidiary or joint-venture of the Purchaser in India to act as purchaser of the Acquired Assets in India.

“Indian Inventory” means the Inventory located at the Hub in Chennai (India) on the Indian Inventory Closing. For avoidance of doubt, Indian Inventory shall include all Inventory received into the Chennai Hub between the Effective Time and the Indian Inventory Closing, and shall exclude all Inventory shipped out the Chennai Hub between the Effective Time and the Indian Inventory Closing, in either case provided such receipt or shipment is in accordance with the Transition Services Agreement.

“Indian Inventory Closing” means the transfer of the Indian Inventory to DragonWave India in accordance with Section 2.7(g).

“Indian Inventory Closing Date” means the date of the Indian Inventory Closing.

“Indian Inventory Deposit” has the meaning set out in Section 2.1(c).

“India Market” means India.

“Indian Nominee Company” has the meaning set forth in Section 2.7(j).

“Indian Operations” has the meaning set out in Section 2.7(i).

“Initial Closing” means the completion of the transactions contemplated by this Agreement, other than the Chinese Closing and the Indian Closings.

“Initial Closing Date” has the meaning set forth in Section 2.4(a).

“Inventory” has the meaning set forth in Section 1.1(e).

“Inventory Value” has the meaning set forth in Section 2.1(c).

“Intellectual Property” means (i) patents, inventions, designs, copyright and related rights, database rights, trade marks and related goodwill, trade names (whether registered or unregistered), and rights to apply for registration; (ii) knowhow and confidential information; (iii) applications, extensions and renewals in relation to any of these rights; and (iv) all other rights of a similar nature or having an equivalent effect anywhere in the world.

“IP Agreement” means that certain Intellectual Property Agreement to be entered into as of the Initial Closing by and between the Seller and the Purchaser appended hereto as Exhibit E, pursuant to which the Seller will and will cause the other members of the Seller Group to (i) sell to the Purchaser Group certain Intellectual Property rights owned by them, if any, and used exclusively in the Business, and (ii) license to the Purchaser Group certain Intellectual Property rights owned by the Seller and utilized by the Business.

“Kaike Premises” means the premises in Shanghai, China currently occupied by the Business.

“Kaike Sublease” means a sublease of the Kaike Premises from the Seller’s Chinese Affiliate to DW China on the terms set out in Section 10.7(a).

The term “Knowledge” will qualify the matter referred to as being (i) in the case of the Purchaser, the actual knowledge of ****** and ****** of a particular fact or other matter and (ii) in the case of the Seller or the Seller Group, the actual knowledge of ******, ******, ******, ****** or ****** or the knowledge which could have been acquired after making such due inquiry and exercising such due diligence as a prudent businessperson would have made or exercised in the management of his or her business affairs in light of all the circumstances applicable thereto, including due inquiry of those key employees and agents of such Person who reasonably would be expected to have actual knowledge of the matter in question. [Names of employees redacted]

“Law” means any foreign, federal, state or local statute, ordinance, regulation, rule, code, treaty, common law or other form of law or other binding action or requirement of a Governmental Entity.

“Lease Security Instruments” has the meaning set forth in Section 10.7(c).

“Leased Real Property” has the meaning set forth in Section 3.16(a).

“Legacy Products” means the FlexiHopper and SRAL XD Product Families.

“Legal Proceeding” means any action, suit, litigation, arbitration proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving any court or other Governmental Entity or any arbitrator or arbitration panel.

“Liability” means any liability or obligation (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due).

“Local Asset Transfer Agreements” has the meaning set forth in Section 1.5(b).

“Lock-Up Period” has the meaning set forth in Section 10.14(a).

“Losses” means any and all direct and actual damages, deficiencies, Liabilities (including any Liabilities for Taxes), obligations, penalties, judgments, settlements, claims, payments, fines, interest, costs and expenses, including the costs and expenses of any and all actions and demands, assessments, judgments, settlements and compromises relating thereto and the reasonable costs and expenses of attorneys’, accountants’, consultants’ and other professionals’ fees and expenses incurred in the investigation or defence thereof or the enforcement of rights hereunder, but excluding any special, indirect, exemplary, punitive or consequential damages (including lost profits, loss of revenue or lost sales).

“Low Margin Market” means the low margin region as described in the Strategic Supply Technology Agreement, Appendix A (Product Appendix).

“Manufacturing Agreement” means the manufacturing agreement made between the Seller and the Purchaser on the Initial Closing in the form attached hereto as Exhibit M.

“Material Contracts” has the meaning set forth in Section 3.11(a).

“Material Suppliers” has the meaning set forth in Section 3.17(b).

“NDA” means the Non-Disclosure Agreement made between the parties hereto prior to the date hereof.

“Net Realizable Value” has the meaning set forth in Section 2.1(c).

“Net Sales” means the gross revenue recognized by the Purchaser Group (based on the Purchaser Group’s revenue recognition policies in accordance with Applicable Accounting Principles as applied by the Purchaser Group), less the following deductions, in each case to the extent included in the gross revenue: (i) Taxes, (ii) freight, insurance, packing costs, postage and other transportation costs, (iii) invoiced amounts that are written off as uncollectible in accordance with Applicable Accounting Principles, provided that if such amounts are subsequently collected, such amounts shall again be included in Net Sales and either added to the next payment due to the Seller under Section 2.3 or, if no further payment is due, paid within 45 days after such amount has been agreed or determined, and (iv) amounts repaid or credits taken by reason of defects, returns, damaged goods and allowances of goods, recalls or refunds because of retroactive price reductions or billing errors.

“******” has the meaning set forth in Section 10.5(a).

“Non-controlling Party” has the meaning set forth in Section 8.3(d)(iii).

“NSN India” means Nokia Siemens Networks India Private Limited.

“NSN Shanghai” means Nokia Siemens Networks (Shanghai) Ltd.

“NSN Period Cut-Off Dates” means those dates forth in Schedule 2.2(a).

“OEM Products” means all original equipment manufacturer products of the Seller, including, without limitation: Power Hopper, Flexi Packet E-band and Village Link.

“Order” means any decree, order, judgment, writ, award, injunction, stipulation or consent of or by a Governmental Entity.

“Ordinary Course” means the ordinary course of business consistent with past custom and practice (including with respect to frequency and amount) of the Business.

“Permits” means permits, licenses, franchises, agreements, waivers or other authorizations of any Governmental Entity.

“Permitted Encumbrance” means: (a) mechanic’s, materialman’s, warehouseman’s, carrier’s and other similar liens securing obligations incurred in the Ordinary Course which are not yet delinquent or the validity of which are being contested in good faith by appropriate actions; (b) zoning, entitlement, conservation restriction and other land use and environmental regulations by any Governmental Entity which do not materially interfere with the present use or materially impair the value of any Acquired Asset; and (c) all covenants, conditions, restrictions, easements, non-monetary charges, rights-of-way, encumbrances and similar matters of record set forth in any state, local or municipal franchise under which the Business is conducted which, individually or in the aggregate, do not materially interfere with the present use of any Acquired Asset.

“Person” means any individual, Business Entity or Governmental Entity.

“Post-Closing Period” means the period after any Applicable Closing.

“Preliminary Indian Inventory Value” has the meanings set out in Section 5.11(c).

“Preliminary Roosendaal Inventory Value” has the meaning set out in Section 5.11(a).

“Prior Agreement” has the meaning set forth in the introductory paragraph.

“Product Families” means radios, indoor units, antennas and associated accessories.

“Products” means Seller’s FlexiMetro, FlexiHybrid and FlexiPacket (Radio, MultiRadio, FirstMile 200 and Hub) Product Families, including related hardware and software as well as the NetViewer OSS platform, and expressly does not include the Legacy Products, OEM Products, FlexiPacket Hub 1200, FlexiPacket Hub 2200, NetAct for Transport Umbrella Network Management and the Flexi Outdoor Case Product Families and is subject to the Seller’s “clone and own” rights to the NetViewer OSS platform product for purposes of the other businesses and products of the Seller set forth in Clause 3.3 of the IP Agreement.

“Proposed Allocation Statement” has the meaning set forth in Section 9.3(a).

“Purchase Price” has the meaning set forth in Section 2.1.

“Purchaser” has the meaning set forth in the introductory paragraph.

“Purchaser Group” means the Purchaser and each of the Affiliates of the Purchaser set forth in Exhibit N (as may be amended after the date hereof in accordance with Section 5.15).

“Purchaser Indemnitees” has the meaning set forth in Section 8.1(a).

“Purchaser Intentional Breach” has the meaning set forth in Section 7.3(c).

“Purchaser Representation” means any representation or warranty of the Purchaser set forth in Article 4.

“R&D Contracts” means Contracts between the Seller Group and R&D Subcontractors.

“Reasonable Efforts” means the obligated party is required to make a diligent, reasonable, commercial and good faith effort to accomplish the applicable objective. Such obligation, however, does not require any expenditure of funds or the incurrence of any Liability on the part of the obligated party that, in each case, is unreasonable in light of the related objective, nor does it require that the obligated party act in a manner which would otherwise be contrary to prudent business judgment in light of the objective attempted to be achieved. The fact that the objective is not actually accomplished is not dispositive evidence that the obligated party did not in fact utilize its Reasonable Efforts in attempting to accomplish the objective.

“Refund Payor” has the meaning set forth in Section 9.4(b).

“Refund Recipient” has the meaning set forth in Section 9.4(b).

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water groundwater or property.

“Remaining Assets” has the meaning set forth in Section 10.6.

“Response” has the meaning set forth in Section 8.3(b).

“Retained Employee” means an employee of the Seller’s Group who is not a Transferred Employee.

“Revised Supply Chain Liabilities Schedule” has the meaning set forth in Section 10.20.

“Roosendaal Inventory” means: (i) the Inventory located at the Hub in Roosendaal (Netherlands) plus (ii) the Inventory to be transferred by the Seller at its sole expense from the Hub in Dubai (United Arab Emirates), as such Inventory exists on the Initial Closing Date.

“Securities Regulators” means the securities regulatory authorities, within the meaning of National Instrument 14-101 Definitions of the Canadian Securities Administrators, of all jurisdictions of Canada and the securities authorities of all jurisdictions of the United States. “Seller” has the meaning set forth in the introductory paragraph hereto.

“Seller” has the meaning set forth in the introductory paragraph.

“Seller Competitive Activities” has the meaning set forth in Section 10.9(a).

“Seller Disclosure Schedule” has the meaning set forth in the introductory paragraph to 2.7.

“Seller Group” means the Seller and each of the Affiliates of the Seller set forth in Exhibit O.

“Seller Indemnitees” has the meaning set forth in Section 8.2.

“Seller Representation” means any representation or warranty of the Seller set forth in Article 3 of this Agreement including for greater certainty those representations of the Seller set out in, Article 7.1 of the IP Agreement, which have been incorporated by reference into the Agreement.

“Services Agreement” means the services agreement made between the Nokia Siemens Networks Italia S.p.A. and the Purchaser to be dated the Initial Closing Date in the form attached hereto as Exhibit S.

“Share Consideration” has the meaning set forth in Section 2.1(d).

“Shareholder Patent Licenses” means the licences referred to in Section 6.2(i).

“Special Economic Zone” means the special economic zone in India within which the Hub at Chennai is located.

“Specified NSN Customers” means those customers of the Seller Group listed on Schedule 2.3 hereto.

“SRI Capital Lease Agreement” means the capital lease agreement referred to in Section 1.1(b).

“SRI Leased Assets” means the manufacturing test equipment and all equipment and tools peripheral to the manufacturing process for the Products identified in the SRI Capital Lease Agreement.

“Straddle Period” means any taxable period that begins before and ends after the Applicable Closing Date.

“Strategic Supply and Technology Agreement” means the strategic supply and technology agreement made by the Nokia Siemens Networks Oy, DragonWave and the Purchaser on the Initial Closing in the form attached hereto as Exhibit Q.

“SSTA Side Letter” means the side letter to the Strategic Supply and Technology Agreement to be entered into by the Seller and the Purchaser on the Initial Closing.

“Survival Period” has the meaning set forth in Section 8.4.

“Tax” means all taxes, including income, gross receipts, ad valorem, VAT, excise, real property, personal property, sales, use, transfer, withholding, employment, unemployment, insurance, social security, business license, business organization, environmental, worker’s compensation, profits, license, lease, service, service use, severance, stamp, occupation, windfall profits, customs, duties, tariffs, franchise and other taxes imposed by any Governmental Entity, and any interest, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof.

“Tax Benefit” means the Tax effect of any item of loss, deduction or credit or any other item that decreases Taxes paid or payable or increases Tax refund received or receivable, including any interest with respect thereto (including, decreases in Taxes paid or payable or refunds received or receivable as a result of an increase in adjusted Tax basis to an asset or the increase in any other Tax attribute or credit).

“Tax Contest” means an audit, examination, claim, dispute or controversy relating to Taxes.

“Tax Refund” has the meaning set forth in Section 9.4(a).

“Tax Returns” means all reports, returns, declarations, statements or other information required to be supplied to a Governmental Entity in connection with Taxes.

“Technical Records” has the meaning set forth in Section 9.5(a)(ii).

“Termination Date” has the meaning set forth in Section 7.1(d).

“Termination Fee” has the meaning set forth in Section 7.3(a).

“Third Party Claim” has the meaning set forth in Section 8.3(d)(i).

“Threshold” has the meaning set forth in Section 8.5(a)(ii).

“******” has the meaning set forth in Section 2.2.

“******” has the meaning set forth in Section 2.2.

“Transactions” has the meaning set forth in Section 2.4(a).

“Transfer” has the meaning set forth in Section 10.14(a).

“Transfer Taxes” has the meaning set forth in Section 9.1(d).

“Transferred Employees” means the Chinese Transferred Employees.

“Transition Services Agreement” means that certain transition services agreement to be entered into by and between the Seller and the Purchaser, in the form appended hereto as Exhibit P.

“Tripartite Agreement” means the agreement referred to in Section 2.6(f)(v).

“VAT” means any value-added Tax, goods and services Tax or similar Tax, including such Tax as may be levied in accordance with (but subject to derogation from) EEC Directive 77/388/EEC.

Schedule 4.7
DragonWave Capitalization Table

35,983,552 common shares of DragonWave are issued and outstanding as of 30 March 2012.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

NOKIA SIEMENS NETWORKS B.V.

acting by

who in accordance with the laws of the territory where Nokia Siemens Networks B.V. is incorporated are acting under the authority of Nokia Siemens Networks B.V.

By:	(signed) Phil Frank
Phil Frank
Head of M&A

By:	(signed) Pasi Virtanen
Pasi Virtanen
Sr. Legal Counsel

DRAGONWAVE INC.

By:	(signed) Peter Allen
Peter Allen
CEO

DRAGONWAVE S.A.R.L.

By:	(signed) Russell Frederick
Russell Frederick
Director